Filed Pursuant to Rule 424(b)(4)
Registration No. 333-139144 and
Registration No. 333-139465

PROSPECTUS

5,300,000 American Depositary Shares

Trina Solar Limited

Representing 530,000,000 Ordinary Shares

This is Trina’s initial public offering. Trina is offering 5,300,000 American depositary shares, or ADSs. Each ADS represents 100 ordinary shares.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. The ADSs have been approved for listing on the New York Stock Exchange under the symbol “TSL.”

Investing in the ADSs and ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

	Per ADS	Total
Public offering price	$18.500	$98,050,000
Underwriting discount	$1.295	$6,863,500
Proceeds, before expenses, to us	$17.205	$91,186,500

The underwriters may also purchase up to an additional 800,000 ADSs from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about December 21, 2006.

Merrill Lynch & Co.

Merrill Lynch & Co.	Cowen and Company

CLSA Asia-Pacific Markets

The date of this prospectus is December 18, 2006.

# Trina's Solar Power Value Chain

System Integration

Silicon Raw Materials

Ingot

Wafer

Module

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

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Conventions That Apply to This Prospectus

Unless the context otherwise requires, in this prospectus,

•	“we,” “us,” “our company,” “our,” and “Trina” refer to Trina Solar Limited, its predecessor entities and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; and

•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars,” refers to the legal currency of the United States, and “Euro” refers to the legal currency of the European Union.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on September 30, 2006, which was RMB7.9040 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On December 18, 2006, the noon buying rate was RMB7.8192 to $1.00.

This prospectus contains the use of information from Solar Annual 2006, a publication by Photon Consulting. Some of the industry source materials referenced by Photon Consulting differ significantly from those referenced by Solarbuzz and others. Specifically, we note that estimates for industry revenues and government subsidies provided by Photon Consulting are greater than similar estimates provided by Solarbuzz and other sources.

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PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our financial statements and related notes appearing elsewhere in this prospectus.

Overview

We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have quickly integrated the manufacture of monocrystalline ingots and wafers for use in our solar module production. Our solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We produce standard solar modules ranging from 160 watts (W) to 185 W in power output. Our solar modules are built to general specifications as well as to our customers’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We sell most of our products to system integrators, including Conergy AG, Corporación Zigor S.A., Phönix SonnenStrom AG, Schüco International KG and SKR Energie GmbH.

We address the industry-wide shortage of polysilicon by forging supply relationships with several global and domestic silicon distributors, silicon manufacturers and semiconductor manufacturers. In addition, our experience and know-how in working with monocrystalline silicon have enabled us to use a higher proportion of low-cost, reclaimable silicon raw materials in the production of ingots, as compared to other manufacturing methods generally used in the industry. We purchase polysilicon and reclaimable silicon materials from our network of approximately 20 suppliers and leverage our ability to use a higher proportion of lower-cost reclaimable silicon materials, currently accounting for up to 80% of our total silicon requirements. In the future, we expect to enter into long-term supply contracts with our current and additional silicon suppliers as the industry-wide supply of polysilicon expands in line with current expectations. We also capitalize on our low-cost manufacturing capability in China to produce quality products at competitive costs.

As of September 30, 2006, we had an annual module manufacturing capacity of 59.8 megawatts (MW). We expect to increase our total annual module manufacturing capacity to 75 MW by the end of 2006 and to 150 MW by the end of 2007. We currently use toll manufacturers by providing wafers to them and receiving solar cells from them in return. From time to time, we also sell a portion of our ingots to toll manufacturers and purchase wafers from them in return. Such wafers are converted into solar cells using the toll manufacturers’ own technology. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry whereby part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. The raw materials used by toll manufacturers are usually supplied by the originating company in order to control sourcing quality. We will complete our vertical integration strategy with the addition of our own solar cell plant, which will have an initial annual manufacturing capacity of 50 MW and is expected to be fully operational by mid-2007. As we expand into solar cell manufacturing, we are developing the process technologies to manufacture solar cells in-house. We may also consider partnering with solar cell manufacturers in developing process technologies to manufacture, cost-effectively and on a large scale, solar cells with high conversion efficiencies.

We began our research and development efforts in solar products in 1999. In 2002, we began our system integration business, and in late 2004 we began our current solar module business. In 2005 and the nine months ended September 30, 2006, we had net revenues of $27.3 million and $75.7 million, respectively, and net income of $3.2 million and $8.8 million, respectively, from our continuing operations.

As of September 30, 2006, we had 910 full-time employees, including 805 in manufacturing, 25 in research and development, 12 in sales and marketing and 68 in general and administrative.

Industry Background

Solar power is the generation of electricity from sunlight through a process known as the photovoltaic effect. Solar cells perform the conversion of sunlight into electricity. These solar cells are interconnected and packaged into solar modules, which are mounted in areas with exposure to the sun. Solar power systems, which are comprised of multiple solar modules and system components such as batteries, inverters, electronic components and supporting structures, are used in residential, commercial and industrial applications in both on-grid and off-grid applications. The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from a utility grid, represents the largest and fastest growing segment of the market.

The solar power market has grown significantly in the past several years. According to Photon Consulting, an independent solar energy research firm, the global solar power market as measured by annual solar power production increased by 41.7% from 1.2 gigawatt (GW) in 2004 to 1.7 GW in 2005. During the same period, solar power industry revenues grew from approximately $8 billion in 2004 to approximately $12 billion in 2005. Photon Consulting projects that solar power industry revenues and solar power production will reach $72 billion and 10.4 GW, respectively, by 2010. Solar power production is expected to grow at a compound annual growth rate, or CAGR of 43.7% from 2005 to 2010, driven largely by rising grid prices, government initiatives and new distribution channels, according to Photon Consulting.

Currently, the majority of installed solar systems employ crystalline silicon technology. According to Solarbuzz, an independent solar energy research firm, crystalline silicon-based solar power products represented 94% of the market in 2005, compared to 6% for thin-film-based solar power products.

We believe the following factors will continue to drive the growth of the solar power industry:

•	Growing electric power demand, supply constraints and desire for energy security. Electric power demand is expected to increase from 16.1 trillion kilowatt hours in 2002 to 31.7 trillion kilowatt hours by 2030 while the generation, transmission and distribution infrastructure is capacity constrained and dependent upon fossil fuel feedstock. Further, with rising fuel prices and for national security reasons many governments seek to further develop domestic sources of energy;

•	Government incentives for solar power. Many national and regional governments are encouraging the adoption of solar and other renewable sources of power through capital cost rebates, feed-in tariff programs and tax incentives; and

•	Growing awareness of the advantages of solar energy. Solar power offers a variety of advantages over other sources of power, including the absence of the need for fuel, high reliability, no negative environmental effects, greater efficiency during peak demand periods, and modularity and distributed generation capabilities. We believe that when the cost of electricity generated from solar power approaches the cost of electricity purchased from conventional sources of power, or grid parity, solar power will become more attractive to consumers and result in greater demand for solar power than currently estimated.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the global solar power market:

•	vertically integrated business model;

•	experienced producer of monocrystalline solar power products;

•	active management of upstream raw material supplies;

•	low-cost, China-based manufacturing capability; and

•	established management team with significant industry expertise.

Our Strategies

Our objective is to be a global leader in the development and manufacturing of solar power products. We intend to achieve this objective by pursuing the following strategies:

•	complete our vertically integrated manufacturing capabilities;

•	expand our manufacturing capacity;

•	expand and maintain flexible raw material supply sources;

•	pursue large-scale production to achieve a grid parity cost structure in the long run;

•	continue to enhance efficiency of our manufacturing process;

•	further diversify our geographic sales effort and customer base; and

•	target the emerging solar market in China.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	our limited operating history in the solar module business may not serve as an adequate basis to judge our prospects and future results of operations;

•	failure to obtain sufficient quantities of silicon raw materials could decrease our revenues and prevent us from expanding as planned;

•	we may not succeed in developing and manufacturing solar cells to implement our vertical integration strategy;

•	we face competition from both renewable and conventional energy sources and products;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause a reduction in demand for our products and in our revenues;

•	higher interest rates may cause demand for solar power products to decline;

•	we may be unable to manage our expanding operations effectively; and

•	if solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may decline, and we may be unable to sustain profitability.

Corporate Structure

Our predecessor company, Changzhou Trina Solar Energy Co., Ltd., or Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina Solar Limited, or Trina, in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We conduct substantially all of our operations through Trina China. We have been a private company since our inception.

Corporate Information

Our principal executive offices are located at No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China. Our telephone number at this address is (86-519) 548-2008 and our fax number is (86-519) 548-5869.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.trinasolar.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

The Offering

American depositary shares offered by us	5,300,000 ADSs

The ADSs

Each ADS represents 100 ordinary shares, par value $0.00001 per share. To understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 265,000 ADSs to certain directors, officers, employees and associates of our company through a directed share program. These reserved ADSs account for an aggregate of approximately 5% of the ADSs offered in the offering.

ADSs outstanding immediately after the offering	5,300,000 ADSs

Ordinary shares outstanding immediately after the offering	2,121,534,728 ordinary shares

Use of proceeds	We intend to use the proceeds of this offering for the following purposes:

•	to purchase raw materials;

•	to complete our solar cell manufacturing facility and expand our production lines; and

•	for general working capital purposes.

Depositary	The Bank of New York

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

New York Stock Exchange Symbol	TSL

The number of ordinary shares outstanding immediately after this offering includes, on an as-converted basis, all of our outstanding Series A preferred shares, which will be converted into 545,808,968 ordinary shares upon the completion of this offering and excludes 6,905,819 ordinary shares reserved for future issuance under our 2006 share incentive plan. This number assumes the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 800,000 ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 and the summary consolidated balance sheet data as of September 30, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except for operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$2,712	$414	$27,275	$11,405	$75,733
Gross profit	942	41	6,289	2,749	21,023
Operating expenses	345	368	2,018	1,142	9,962 (1)
Income (loss) from continuing operations	597	(327)	4,271	1,606	11,061
Net income (loss) from continuing operations	524	(366)	3,220	1,136	8,786
Net income (loss) from discontinued operations	(396)	354	91	(3)	(949)
Net income (loss)	128	(12)	3,311	1,133	7,837

Consolidated Financial Data
Gross margin	34.7%	9.8%	23.1%	24.1%	27.8%
Net margin of continuing operations	19.3%	(88.6%)	11.8%	10.0%	11.6%

Consolidated Operating Data
Solar modules shipped (in MW)	—	0.12	6.79	2.92	18.41
Average selling price ($/W)	—	$3.45	$4.02	$3.91	$4.11

(1)	In the nine months ended September 30, 2006, share-based compensation expenses accounted for $238,654, $266,886 and $1.6 million in selling expenses, general and administrative expenses and research and development expenses, respectively.

The following table presents a summary of the balance sheet data as of September 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (1) the automatic conversion of all of our outstanding Series A preferred shares into 545,808,968 ordinary shares upon completion of this offering and (2) the issuance and sale of 530,000,000 ordinary shares in the form of ADSs by us in this offering, based on the initial public offering price of $18.50 per ADS, after deducting underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ overallotment option.

	As of September 30, 2006
	Actual	As adjusted
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$30,759	$117,855
Inventories	23,224	23,224
Accounts receivable, net	6,650	6,650
Other receivables	310	310
Property, plant and equipment, net	24,497	24,497
Total assets	112,503	199,599
Short-term borrowings	34,082	34,082
Accounts payable	3,735	3,735
Total current liabilities	46,893	46,893
Accrued warranty costs	1,031	1,031
Long-term borrowings	5,058	5,058
Series A preference shares	39,168	—
Total shareholders’ equity	20,353	146,617
Total liabilities and shareholders’ equity	112,503	199,599

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider the risks described below before you decide to buy our ADSs. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Company and Our Industry

Our limited operating history may not serve as an adequate measure of our future prospects and results of operations.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We only began our current solar module manufacturing business in late 2004. As a result, we have shipped only a limited number of solar modules and have recognized limited revenues from sales of our solar modules. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level. Our business model, technology and ability to achieve satisfactory manufacturing yields for monocrystalline silicon ingots, wafers and modules at higher volumes are unproven. Accordingly, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

The current industry-wide shortage of polysilicon and the continuing increase of the price of reclaimable silicon may constrain our revenue growth and decrease our gross margins and profitability.

Polysilicon is an essential raw material in the production of solar cells and modules, and is also used in the semiconductor industry. There is currently an industry-wide shortage of polysilicon primarily as a result of the growing demand for solar power products. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $28-$32 per kilogram delivered in 2004 to $35-$40 per kilogram delivered in 2005, and is expected to increase to $45-$50 per kilogram delivered in 2006. In addition, according to Solarbuzz, spot prices for polysilicon feedstock were in excess of $100 per kilogram as of March 2006. We purchase most of our polysilicon from the spot market using short-term contracts and purchase orders. Based on our experience, we believe that the average price of polysilicon will continue to remain high or increase in the foreseeable future until a significant portion of polysilicon manufacturing capacity currently under construction becomes available. Any increase in demand from the semiconductor industry will exacerbate the shortage. Increases in the price of polysilicon have in the past increased our production costs and may impact our cost of revenues and net income.

We purchase polysilicon from a limited number of international and domestic suppliers. We cannot assure you that our polysilicon procurement strategy will be successful in ensuring an adequate supply of polysilicon at commercially viable prices to meet our solar module production requirements. If we are unable to meet customer demand for our products because of a shortage of polysilicon, we could lose customers, market share and revenues. This would materially and adversely affect our business, financial condition and results of operations.

To reduce our reliance on polysilicon, we produce monocrystalline silicon ingots and wafers by using a high proportion of reclaimable silicon raw materials, which include tops and tails of discarded portions of silicon ingots, pot scraps and broken silicon wafers acquired primarily from the semiconductor industry. However, prices of reclaimable silicon raw materials are also increasing due to growing demand, and we cannot assure you that we will be able to secure sufficient reclaimable silicon raw materials at commercially viable prices. If we fail to procure sufficient reclaimable silicon raw materials at reasonable prices, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. This would have a materially negative impact on our business, financial condition and results of operations.

We may be affected by volatile market and industry trends, such as the recent decrease in the price of solar modules.

There are indications that the solar energy market and industry have been experiencing a price decrease in solar modules since the second half of 2006. Demand for solar modules in major markets, such as Germany, have decreased, partly due to the adverse weather conditions during the winter season. With the continued strong global growth in production capacity of cells and modules, the production of modules has risen further compared to 2005. For example, companies in the semiconductor industry have begun to move to solar wafer and cell production. The growth of the young, but promising markets, such as Spain and Italy, may not be rapid enough to absorb the modules that are made available on the market. As a result, the price of modules have been affected. Our business may be materially and adversely affected by the negative market and industry trend if it continues, particularly with respect to the fall in the price of solar modules when more existing and new manufacturers are ramping up production capacity in modules.

We may not be successful in manufacturing solar cells cost-effectively.

We plan to begin manufacturing our own solar cells by mid-2007. We do not have any significant operating experience in solar cell manufacturing and will face significant challenges in starting solar cell production. Manufacturing solar cells is a complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and cell conversion efficiency and, in some cases, cause production to be suspended or yield no output. We will need to make significant capital expenditures to purchase manufacturing equipment for solar cell production. We will also need to invest significantly in research and development in solar cell technology to achieve the high conversion efficiency rates required for our solar cells and modules to remain competitive. If we are unable to build our solar cell production capability on a timely basis, or if we face technological difficulties in our production of solar cells, we may be unable to expand our business as planned.

We may experience difficulty in achieving acceptable yields and product performance as a result of manufacturing problems.

The technology for the manufacture of silicon ingots and wafers is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected, which in each case, negatively affects our yields. We have, from time to time, experienced production difficulties that have caused manufacturing delays and lower than expected yields. Further, most of our equipment is made domestically, which may be less reliable than foreign-made equipment.

Because our manufacturing capabilities are concentrated in our manufacturing facilities in Changzhou, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities, as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, shortages or suspensions of power supplied to us have occasionally occurred due to severe thunderstorms in the area, and have disrupted our operations and caused severe damages to wafers in the process. A disruption to any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, thus affecting our yields.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

Most of our products are used for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility grid. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of government subsidies and economic incentives may adversely hinder the growth of this market or result in increased price competition, which could cause our revenues to decline.

Today, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt hour. As a result, federal, state and local governmental bodies in many countries, such as Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, Germany, our most significant market, has been a strong supporter of solar power products and systems. Utilities in Germany are generally obliged to purchase electricity generated from grid-connected solar power installation at defined feed-in tariff rates, which decline over time according to a predetermined schedule. Any political or market changes in Germany could result in significant reductions or eliminations of subsidies or economic incentives, such as a more accelerated reduction of feed-in tariffs than as planned according to the current schedule. Reductions in, or eliminations of, government subsidies and economic incentives for on-grid solar energy applications before the solar power industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for our products and cause our revenues to decline.

Higher interest rates may cause demand for solar power products to decline.

Some of our end-customers of solar power products rely on long-term loans to finance their purchases of solar power systems. An increase in interest rates will have the effect of increasing the prices that end-customers pay for solar power products. While we believe that the overall cost of solar power products will decline as the current polysilicon supply shortage is alleviated, any increase in interest rates may potentially offset some of the benefits derived from reductions in the cost of solar power products, thereby decreasing the demand for our products.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and design products to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our solar power products.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Italy and Spain, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and broader energy industry.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

Further development in multicrystalline technology or thin-film technologies or other changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhancements for existing solar power products to keep pace with evolving technologies and changing customer requirements.

Currently, we are focused on monocrystalline silicon technology and the expansion of high efficient production capacity based on monocrystalline silicon. Some of our competitors also produce solar modules using multicrystalline silicon wafers, which have lower energy conversion efficiency. However, producing multicrystalline silicon wafers is cheaper than producing monocrystalline silicon wafers of similar dimensions.

In addition, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, in 2005, thin-film technologies represented 6% of the solar market, compared to 94% for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells.

Further development in competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar modules. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our technology, enhance our existing solar power products, develop and introduce new products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is competitive and fast evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with other solar module manufacturing companies such as Baoding Tianwei Yingli New Energy Resources Co., Ltd., BP Solar International Inc., ErSol Solar Energy AG, Suntech Power Holdings Co., Ltd. and Sunways AG. Some of our competitors also manufacture solar cells and supply us with solar cells. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Many of our competitors have a stronger market position than ours, more sophisticated technologies and products, and larger resources and better name recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs. In addition, the barriers to entry are relatively low in the solar module manufacturing business, given that manufacturing solar modules is labor intensive and requires limited technology. Because of the current scarcity of polysilicon, supply chain management and financial strengths are the key barriers to entry. However, if the shortage of polysilicon eases, these barriers may no longer exist and many new competitors may enter the industry and cause the industry to rapidly become over-saturated.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale, financial, sales and marketing, manufacturing, distribution, research and development, technical and other resources than us. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies on sales of our solar modules, and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar modules. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Our dependence on a limited number of solar cell manufacturers could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.

We currently enter into toll manufacturing arrangements by providing silicon wafers to toll manufacturers and receiving solar cells from them in return. In connection with such toll manufacturing arrangements, we rely on third-party toll manufacturers’ technologies to convert silicon wafers into solar cells. Our major suppliers of solar cells include Suntech Power Holdings Co., Ltd., Q-Cells AG, Motech Industries, Inc. and DelSolar Co., Ltd. Some of our suppliers are also competitors as they are also makers of solar modules. If we fail to develop or maintain our relationships with these or our other manufacturers or if these manufacturers experience delays in supplying solar cells to us, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. These manufacturers could also decide not to supply solar cells to us due to competitive concerns. Problems of this kind could cause us to experience order cancellations and loss of market share and harm our reputation.

Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

In the past, we had begun constructing and operating facilities without having obtained all of the necessary construction and environmental permits. Although we have subsequently obtained all of the construction and environmental permits for these facilities, we cannot assure you that we will not be subject to fines or penalties for our past non-compliance.

Because our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes, we are required to comply with national and local environmental regulations. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use or to restrict adequately the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations, which would have a materially adverse effect on our business and results of operations.

Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers.

We plan to secure our supply of polysilicon increasingly through fixed-price, prepaid supply arrangements with both overseas and domestic suppliers. If the prices of polysilicon were to decrease in the future and we are locked into fixed price, prepaid arrangements, our cost of revenues will be higher than otherwise. Additionally, if demand for our solar modules decreases, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, results of operations and financial condition may be materially and adversely affected. Since some of our supply contracts may require pre-payment of a substantial portion of the contract price, we may not be able to recover such pre-payments and would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts or fail to deliver raw materials meeting the quality stipulated in the contracts.

Our future success substantially depends on our ability to significantly expand both our manufacturing capacity and output, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase raw materials or to build additional manufacturing facilities, which we may be unable to obtain on commercially viable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of polysilicon and problems with equipment vendors, particularly with respect to major equipment such as monocrystalline ingot pulling machines;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate additional manufacturing capacity, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, we cannot assure you that if we do expand our manufacturing capacity we will be able to generate sufficient customer demand for our solar power products to support our increased production levels.

In particular, we believe that the expansion of our manufacturing capacity is an integral part of our long-term strategy to achieve a grid parity cost structure. Our ability to meet our estimate for the scale of production needed to achieve grid parity is affected by a number of factors, including our ability to achieve vertical integration and to increase our efficiencies and margins, the likelihood that we may approach or reach a point of diminishing returns as we continue to expand our scale, the average purchase price of silicon we will pay in the future to meet our expansion requirements, and the cost of conventional grid electricity which will determine at which point grid parity can be reached. We cannot assure you that we can meet our desired scale of production in order to fully implement our strategy.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar modules to a limited number of customers. In 2005 and the nine months ended September 30, 2006, sales to our top five customers accounted for approximately 59.1% and 69.4% of our total net revenues, respectively. Each of Inowatt Elektro Technik GmbH and Soleko GmbH contributed over 10% of our net revenues in 2005. Each of Corporación Zigor S.A., Conergy AG, Phönix SonnenStrom AG, Schüco International KG and SKR Energie GmbH contributed over 10% of our net revenues for the nine months ended September 30, 2006.

Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant customers of products competitive with ours;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Mr. Jifan Gao, our chairman and chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions.

However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

If we fail to manage our growth effectively, our business may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationship with foundries and assembly and testing houses. All of these endeavors will require substantial management effort and skill and incurrence of additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business.

Future acquisitions may have an adverse effect on our ability to manage our business.

If we are presented with appropriate opportunities, we may acquire technologies, businesses or assets that are complementary to our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2005 and the nine months ended September 30, 2006, we sold approximately 96.9% and 98.1%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

•	fluctuations in the currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

Problems with product quality or product performance may cause us to incur significant warranty expenses, which may damage our market reputation, reduce our market share and cause sales to decline.

Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. In addition, as we currently use toll manufacturers to produce solar cells for our modules, we have limited control over the quality of the solar cells we receive. Unlike solar modules, which are subject to certain uniform international standards, solar cells generally are not subject to uniform international standards, and it is often difficult to determine whether solar power product defects are a result of defective solar cells or other defective components of solar modules or other reasons. Furthermore, the solar cells and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties.

On the other hand, our solar modules are typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. We believe our warranty periods are consistent with industry practice. We have only begun to sell solar modules since November 2004. Although we conduct accelerated reliability testing of our solar modules, our solar modules have not been and cannot be tested in an environment simulating the 2-year and 25-year warranty periods. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

If we are unable to attract, train and retain qualified technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel, particularly those with expertise in the solar power industry. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our qualified technical personnel. If we are unable to do so, our business may be materially and adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar modules in November 2004 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, as the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature.

As of September 30, 2006, we had $30.8 million in cash and cash equivalents and $39.1 million in outstanding borrowings, of which approximately $34.1 million was due within one year. We cannot assure you that we will be able to obtain extensions of these facilities in the future as they mature. In the event we are unable to obtain extensions of these facilities, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flow from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and would have a material adverse effect on our business, financial condition and future prospects.

There have been historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may, therefore, be adversely impacted.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. As a result, when our auditors audited our financial statements as of and for the years ended December 31, 2003, 2004 and 2005, they observed a number of deficiencies with respect to our internal controls, including three reportable conditions under the standards established by the American Institute of Certified Public Accountants. The reportable conditions identified by our independent registered public accounting firm include (i) insufficient accounting resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP, (ii) a lack of formal accounting policies and procedures for purposes of U.S. GAAP or generally accepted accounting principles in the PRC, or PRC GAAP, to ensure that our accounting policies and procedures are appropriately or consistently applied under either U.S. GAAP or PRC GAAP, and (iii) deficiencies in our inventory management. Following the identification of these reportable conditions and other deficiencies, we undertook remedial steps to address them, including hiring additional staff, training our new and existing staff and augmenting our financial information technology systems. We continue to take additional steps to improve our internal and disclosure controls.

We plan to continue to address and remediate these deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Trina or Trina China may be required by the PRC tax authorities to withhold capital gains tax arising out of our restructuring in May 2006.

In connection with our restructuring in May 2006, certain former shareholders of Trina China transferred their equity interests in Trina China to Trina for a nominal consideration. As a result of the nominal consideration paid in these related party transactions, there is a possibility that such consideration may be subject to pricing reassessment by the PRC tax authorities, leading to a recognition of capital gains by the transferring shareholders which would be subject to PRC tax. PRC tax law provides a safe harbor exemption from such capital gains tax in the case of an intra-group restructuring. While our restructuring does not fall squarely within the requirements for the safe harbor, we believe that the PRC tax authorities may deem the restructuring to meet substantially all of the requirements for the safe harbor for tax-free treatment. There is no assurance, however, that the PRC tax authorities will not deem these transferring shareholders to have realized capital gains as a result of the restructuring.

Under PRC tax law, if a transferor is a foreign person without a presence in China, the transferee is obligated to withhold tax on any of the transferors’ gains arising from the transaction. As all of these transferring shareholders are deemed to be foreign persons without a presence in China, Trina China may be required to withhold tax on capital gains deemed to have been received by these former shareholders. These former shareholders have agreed to indemnify us against any withholding obligations or liabilities due to or imposed by the PRC tax authorities that may arise out of the restructuring. There is no assurance, however, that the PRC tax authorities will not impose such withholding obligation on Trina or Trina China or impose fines or penalties on Trina or Trina China for its failure to make such withholding. If such withholding obligation is imposed and we are not indemnified by these transferring shareholders, our potential tax exposure would be approximately $2.8 million, excluding any fines or penalties. The amount of such fines or penalties is difficult to estimate as the determination of whether any such fines or penalties would be imposed and the amount of such fines or penalties are at the discretion of the PRC tax authorities.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Jifan Gao, our chairman and chief executive officer, currently beneficially owns 27.34% of our outstanding share capital and will beneficially own approximately 20.53% of our outstanding share capital upon completion of this offering. As such, Mr. Gao has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. Furthermore, our amended articles of association, which will become effective immediately upon the closing of this offering, contains a quorum requirement of at least one-third of our total outstanding shares present in person or by proxy. Two or more shareholders with an aggregate shareholding of more than one-third could constitute a quorum and approve actions which may not be in the best interest of our minority shareholders.

Fluctuations in exchange rates could adversely affect our business.

Most of our sales are denominated in U.S. dollars, with the remainder in Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and the Euro, may affect our net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. In 2006, we entered into two short-term foreign exchange derivative contracts to protect against volatility of cash flows caused by fluctuations in exchange rates between Renminbi and U.S. dollars. We have not used any other forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our manufacturing operations through our wholly-owned subsidiary, Trina China, a limited liability company established in China. Trina China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely on dividends paid by our subsidiary for our cash needs.

We conduct substantially all of our operations through Trina China. We rely on dividends paid by Trina China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to maintain a general reserve fund and a staff welfare and bonus fund. Contributions to such reserves are made from Trina China’s net profit after taxation. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer the net profit to us in the form of dividends. In addition, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 5.1% appreciation of Renminbi against the U.S. dollar between July 21, 2005 and October 31, 2006. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by Trina China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares or ADSs. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Trina China is able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Trina China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Trina China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Trina China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Trina China to obtain foreign exchange through debt or equity financing.

Our business benefits from certain PRC government incentives, and expiration of, or changes to, these incentives could have a material adverse effect on our results of operations.

The PRC government has provided various incentives to foreign invested enterprises. Because Trina China is a foreign invested enterprise engaged in manufacturing businesses and located in Changzhou, which is within a coastal economic zone, it is entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China has been qualified as an “advanced technological enterprise” and, as a result, has enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. As the tax benefit for an “advanced technological enterprise” will expire after 2006, the tax rate of Trina China will increase to 27% (24% enterprise income tax plus 3% local income tax), unless another preferential treatment is available, and any increase of the enterprise income tax rate in the future could have a material adverse effect on our financial condition and results of operations.

The approval of the Chinese Securities Regulatory Commission may be required in connection with this offering under a recently adopted PRC regulation, and, if required, we cannot currently predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe, based on the advice of Fangda Partners, our PRC counsel, that this regulation does not apply to us and that CSRC approval is not required because (1) Trina is not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the new regulation; and (2) such acquisition was completed before the new regulation became effective. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. In the opinion of Fangda Partners, the new notice does not contradict its interpretation of the new regulation, nor does it add greater clarity to the applicability of the new regulation to us or this offering. Based on the advice we have received from our PRC counsel, we do not intend to seek the CSRC approval in connection with this offering.

Since the new regulation has only recently been adopted, there may be some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In which case, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by Trina China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before settlement and delivery of the ADSs being offered by us.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.

In October 2005, SAFE promulgated a regulation entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas”, or Circular No. 75. Circular No. 75 states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under Circular No. 75, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under Circular No. 75 could subject our company to fines or sanctions imposed by the PRC government, including restrictions on Trina China’s ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to Trina China.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to This Offering

There has been no public market for our ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ADSs. Our ADSs have been approved for listing on the New York Stock Exchange. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected. The initial public offering price for our ADSs is determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	addition or departure of our executive officers and key research personnel;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ADSs; and

•	sales or perceived sales of additional ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per ADS, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ADSs on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $11.68 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of September 30, 2006, after giving effect to this offering and the initial public offering price of $18.50 per ADS.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 2,121,534,728 ordinary shares outstanding, including 530,000,000 ordinary shares represented by 5,300,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the joint lead underwriters. See “Shares Eligible for Future Sale.” To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

As a holder of our ADSs, you may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of ADSs, you will not be treated as one of our shareholders. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility as described in “Description of American Depositary Shares—Deposit, Withdrawal and Cancellation” and “—Your Right to Receive the Shares Underlying Your ADRs.”

Except as described in this prospectus and provided in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary to exercise the voting rights attaching to the shares represented by the ADSs. If no instructions are received by the depositary on or before a date established by the depositary, the depositary shall deem the holders to have instructed it to give a discretionary proxy to a person designated by us to exercise their voting rights. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

As a holder of our ADSs, you may not be able to participate in rights offerings that are made available to our shareholders, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you, as a holder of our ADSs, may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. The limitations described above will also apply to the depositary, which is treated as the holder of the shares underlying your ADSs.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments.

We will incur increased costs as a result of being a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC, and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on, among other things, the price of our ADSs and ordinary shares in this offering and the expected price of our ADSs and ordinary shares following this offering, we do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2006 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are treated as a PFIC for any taxable year during which a U.S. person holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—United States Federal Taxation—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make “forward-looking statements” in the “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains data related to the solar power market in several countries, including China. These market data, including market data from Solarbuzz and Photon Consulting, each an independent solar energy research firm, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We will receive net proceeds for this offering of approximately $87.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the underwriters do not exercise their overallotment option. We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $30.0 million to purchase raw materials;

•	approximately $30.0 million to complete a manufacturing facility for the production of solar cells and to expand our manufacturing lines for the production of silicon ingots, wafers and solar modules; and

•	the remaining amount for other general working capital purposes.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

Pending the use of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the automatic conversion of all of our outstanding Series A preferred shares into 545,808,968 ordinary shares upon completion of this offering and (ii) the issuance and sale of 530,000,000 ordinary shares in the form of ADSs by us in this offering, based on the initial public offering price of $18.50 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the underwriters do not exercise their overallotment option.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2006
	Actual	As adjusted
	(in thousands)
Long-term borrowings	$5,058	$5,058
Series A preferred shares, $0.00001 par value, 545,808,968 shares authorized; 545,808,968 shares issued and outstanding	39,168	—
Shareholders’ equity:
Ordinary shares, $0.00001 par value, 4,454,191,032 shares authorized; 1,000,000,000 shares issued and outstanding(1)	10	21
Additional paid-in capital	8,241	134,494
Retained earnings	11,039	11,039
Other comprehensive income	1,063	1,063

Total shareholders’ equity	20,353	146,617

Total capitalization	$64,579	$151,675

(1)	Excludes 45,725,760 restricted shares granted to our officers, employees and consultants in July and August 2006 under our 2006 share incentive plan.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2006 was approximately $57.4 million, or $0.05 per ordinary share and $5.50 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after September 30, 2006, other than to give effect to (i) the automatic conversion of our Series A preferred shares into 545,808,968 ordinary shares, which will occur immediately upon the closing of this offering, and (ii) the issuance and sale of 530,000,000 ordinary shares in the form of ADSs by us in this offering, at the initial public offering price of $18.50 per ADS and after deduction of the underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our pro forma net tangible book value as of September 30, 2006 would have increased to $144.6 million or $0.07 per ordinary share or $6.82 per ADS. This represents an immediate increase in net tangible book value of $0.02 per ordinary share or $1.32 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $0.12 per ordinary share or $11.68 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per share dilution:

Initial public offering price per ordinary share	$0.19
Net tangible book value per ordinary share as of September 30, 2006	$0.05
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our Series A preferred shares	$0.04
Pro forma net tangible book value per ADS after giving effect to the automatic conversion of our Series A preferred shares	$3.61
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our Series A preferred shares and this offering	$0.07
Pro forma net tangible book value per ADS after giving effect to the automatic conversion of our Series A preferred shares and this offering	$6.82
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	$0.12
Amount of dilution in net tangible book value per ADS to new investors in this offering	$11.68

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our Series A preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our Series A preferred shares and this offering.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2006, the differences between existing shareholders, including holders of our Series A preferred shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number		Percent	Amount	Percent
Existing shareholders	1,591,534,728	(1)	75.0%	$47,419,981	32.6%	$0.03	$2.98
New investors	530,000,000		25.0	98,050,000	67.4	0.19	18.50

Total	2,121,534,728		100.0%	$145,469,981	100.0%

(1)	Assumes automatic conversion of all of our outstanding Series A preferred shares into ordinary shares upon completion of this offering.

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As we are a holding company, we rely on dividends paid to us by Trina China, our wholly-owned subsidiary in the PRC, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of Trina China’s accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to maintain a general reserve fund and a staff welfare and bonus fund. Trina China is required to transfer 10% of its profit after taxation to its general reserve fund until the balance reaches 50% of its registered capital. The general reserve fund may be used to make up prior years’ losses incurred and, with approval from the relevant government authority, to increase capital. Trina China is also required to allocate a portion of its net profit after taxation to its staff welfare and bonus fund, which may not be distributed to its equity owners. However, the amount to be allocated to the staff welfare and bonus fund is at the sole discretion of the board of directors. In 2003, 2004, 2005 and the nine months ended September 30, 2006, Trina China’s board of directors did not elect to make any appropriation to the staff welfare and bonus fund. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer the net profit to us in the form of dividends. The registered capital and the general reserve fund of Trina China that are restricted for distribution as dividends to us are included in calculating our net restricted assets as set forth in note 13 to our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and note 15 to our consolidated financial statements for the nine months ended September 30, 2005 and 2006 included elsewhere in this prospectus. They do not appear as separate line items in our financial statements.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us; however, according to Conyers Dill & Pearman, the Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Fangda Partners has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of a judgment, there is uncertainty as to whether a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The following selected consolidated statement of operations data for the nine months ended September 30, 2005 and 2006 and the selected consolidated balance sheet data as of September 30, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statement of operations data for the years ended December 31, 2001 and 2002 and our consolidated balance sheets as of December 31, 2001 and 2002 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except for operating data and percentages)
Consolidated Statement of Operating Data
Net revenues	$—	$6,451	$2,712	$414	$27,275	$11,405	$75,733
Cost of revenues	—	4,312	1,771	373	20,986	8,657	54,710	(1)

Gross profit	—	2,139	942	41	6,289	2,749	21,023
Operating expenses:
Selling expenses	—	—	—	66	521	313	1,643	(2)
General and administrative expenses	—	238	295	40	1,375	698	6,606	(3)
Research and development expenses	—	59	50	262	122	131	1,713	(4)

Total operating expenses	—	297	345	368	2,018	1,142	9,962

Income (loss) from continuing operations	—	1,842	597	(327)	4,271	1,606	11,061
Interest expenses	—	75	7	73	470	306	1,068
Interest income	—	—	1	4	16	9	139
Other income (expenses)	—	—	(36)	(35)	(27)	(5)	(85)

Income (loss) before income taxes	—	1,767	554	(431)	3,790	1,305	10,047
Income tax expenses (benefits)	—	133	35	(52)	570	169	1,261
Minority interest	—	—	5	13	—	—	—

Net income (loss) from continuing operations	—	1,634	524	(366)	3,220	1,136	8,786
Net income (loss) from discontinued operations	170	153	(396)	354	91	(3)	(949)

Net income (loss)	$170	$1,787	$128	$(12)	$3,311	1,133	7,837

Consolidated Financial Data
Gross margin	—%	33.2%	34.7%	9.8%	23.1%	24.1%	27.8%
Net margin of continuing operations	—%	25.3%	19.3%	(88.6)%	11.8%	10.0%	11.6%
Consolidated Operating Data
Solar modules shipped (in MW)	—	—	—	0.12	6.79	2.92	18.41
Average selling price ($/W)	—	—	—	$3.45	$4.02	$3.91	$4.11

	As of December 31,					As of September 30,
	2001	2002	2003	2004	2005	2006
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$—	$2,193	$776	$3,395	$1,224	$30,759
Inventories	—	376	—	541	6,696	23,224
Accounts receivable, net	—	—	807	81	4,924	6,650
Other receivables	—	52	98	238	817	310
Property, plant and equipment, net	—	74	63	758	9,630	24,497
Total assets	2,896	6,835	5,035	11,192	32,298	112,503

Short-term borrowings	—	336	63	3,656	6,628	34,082
Accounts payable	—	2,028	711	1,390	3,845	3,735
Total current liabilities	2,412	4,564	2,604	6,178	12,715	46,893
Accrued warranty costs	—	—	—	4	272	1,031
Long-term borrowings	—	—	—	—	4,957	5,058
Series A preferred shares	—	—	—	—	—	39,168
Total shareholders’ equity	484	2,271	2,399	5,010	14,355	20,353
Total liabilities and shareholders’ equity	2,896	6,835	5,035	11,192	32,298	112,503

(1)	Cost of revenues in the nine months ended September 30, 2006 includes $400,188 of share-based compensation expenses.
(2)	Selling expenses in the nine months ended September 30, 2006 include $238,654 of share-based compensation expenses.
(3)	General and administrative expenses in the nine months ended September 30, 2006 include $266,886 of share-based compensation expenses.
(4)	Research and development expenses in the nine months ended September 30, 2006 include $1.6 million of share-based compensation expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in November 2004, we have quickly integrated the manufacture of monocrystalline ingots and wafers for use in our solar module production. Our solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. Our net revenues have increased rapidly. For the nine months ended September 30, 2006, our net revenues were $75.7 million compared to $11.4 million for the nine months ended September 30, 2005. Our net revenues increased primarily due to our increased manufacturing capacity as demand for our products remained strong. In addition, our gross margins during those periods improved from 24.1% to 27.8%, and we recorded net income from continuing operations of $8.8 million in the nine months ended September 30, 2006 compared to net income of $1.1 million in the nine months ended September 30, 2005. Our gross margins and net income improved as the average selling prices of our products increased and as we enhanced vertical integration and achieved greater economies of scale, which partially offset higher silicon raw material costs.

We produce standard solar modules ranging from 160 W to 185 W in power output. Our solar modules are built to general specifications as well as to our customers’ specifications. We sell and market our products worldwide, including in a number of European countries such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We sell most of our products to system integrators, including Conergy AG, Corporación Zigor S.A., Phönix SonnenStrom AG, Schüco International KG and SKR Energie GmbH.

From time to time, we design and manage the installation of solar power systems for selected solar projects funded or subsidized by the Chinese government. In 2002 and 2003, we participated in the government-funded “Electrification Project for Townships in Western China.” As part of this project, we installed 40 solar stations in Tibet with a total power output of 715 KW. We recorded net revenues of $2.7 million in 2003 from our system integration business. We did not generate any revenues from our system integration business in 2004, 2005 or the nine months ended September 30, 2006. We do not expect our system integration business to materially affect our financial performance and results of operations in the near future.

The most significant factors that affect the financial performance and results of operations of our solar products business are:

•	industry demand;

•	government subsidies and economic incentives;

•	availability and price of polysilicon and reclaimable silicon raw materials;

•	vertically integrated manufacturing capabilities; and

•	product pricing.

Industry Demand

Our business and revenue growth depends on market demand for solar power. Although solar power technology has been used for several decades, the solar power market has only grown significantly in the past several years. According to Photon Consulting, the global solar power market, as measured by annual solar power production, increased by 41.7% from 1.2 GW in 2004 to 1.7 GW in 2005. During the same period, solar power industry revenues grew from approximately $8 billion in 2004 to approximately $12 billion in 2005. Photon Consulting projects that solar power industry revenues and solar power production will reach $72 billion and 10.4 GW, respectively, by 2010. Solar power production is expected to grow at a CAGR of 43.7% from 2005 to 2010, driven largely by rising grid prices, government initiatives and new distribution channels, according to Photon Consulting. See “Business—Our Industry” for a more detailed discussion on the factors driving the growth of the solar power industry and the challenges that it faces.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs and tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. The demand for our solar modules in our targeted or potential markets is affected significantly by these government subsidies and economic incentives.

Availability and Price of Polysilicon and Reclaimable Silicon Raw Materials

Reclaimable silicon raw materials and polysilicon are essential raw materials for our business. Our proprietary process technology allows us to use a higher proportion (currently approximately 80%) of reclaimable silicon raw materials in the production of monocrystalline silicon ingots. The costs of these reclaimable silicon raw materials have historically been significantly less than the costs of polysilicon. However, due to the solar power industry’s growing demand for reclaimable silicon raw materials, prices of these reclaimable silicon raw materials are also increasing. We currently purchase reclaimable silicon raw materials from over twenty suppliers, including semiconductor manufacturers. Moreover, we are currently in discussions with other China-based semiconductor manufacturers to secure additional reclaimable silicon raw materials.

For procurement of polysilicon, we enter into short-term contracts with terms of no more than one-and-a-half months each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure the quality of the goods.

Increases in the price of polysilicon have in the past increased our production costs and may impact our cost of revenues and net income. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $28-$32 per kilogram delivered in 2004 to $35-$40 per kilogram delivered in 2005, and is expected to increase to $45-$50 per kilogram delivered in 2006. In addition, according to Solarbuzz, spot prices for polysilicon were in excess of $100 per kilogram as of March 2006. We purchase most of our polysilicon from the spot market using short-term contracts and purchase orders. Based on our experience, we believe that the average price of polysilicon will continue to remain high or increase in the foreseeable future until a significant portion of polysilicon manufacturing capacity currently under construction becomes available. Any increase in demand from the semiconductor industry will exacerbate the shortage.

For the procurement of the reclaimable raw materials, we enter into short-term contracts with terms of no more than six months each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on usability and resistivity of the materials. The contracts also specify a time period during which we can inspect the goods to ensure the quality of the goods.

We also, from time to time, enter into long-term contracts for the procurement of polysilicon and reclaimable raw materials with terms ranging from six months to two years each. However, our long-term contracts account for an immaterial portion of our total procurement.

Given the current state of the industry, suppliers of polysilicon and reclaimable silicon raw materials typically require customers to make payments in advance of shipment. Our suppliers generally require us to make a prepayment at a certain percentage of the order value prior to shipping. As a result, the purchase of silicon raw materials has required, and will continue to require, us to make significant working capital commitments beyond the capital generated from our cash flows from operations. We are required to manage our borrowings and equity contributions to support our purchases of raw materials.

Vertically Integrated Manufacturing Capabilities

We believe that our vertical integration strategy has allowed us, and will continue to allow us, to capture value throughout the solar power value chain, achieve better quality control of our products and realize synergistic cost savings. As part of our vertical integration efforts, we began manufacturing silicon ingots in August 2005 and wafers in February 2006. We began to use toll manufacturers in August 2005 to produce solar cells for our modules. As our current wafer output is not sufficient enough to meet our wafer requirements, we also sell a portion of our ingots to toll manufacturers and purchase wafers from them in return.

Depending on prevailing market prices of silicon raw materials, from time to time, we purchase ingots from ingot manufacturers to take advantage of favorable market prices relative to other silicon raw materials. We also purchase wafers and cells, from time to time, to supplement any shortfalls we have with respect to our production capacity or to take advantage of favorable market conditions. As a result, we have developed relationships with various international and domestic suppliers of ingots, wafers and solar cells.

To further our vertical integration strategy, we intend to begin manufacturing solar cells, which we expect will enhance our margins. Our vertically integrated business model allows us to reduce excess costs, such as those associated with packaging and transportation, and the breakage loss that occurs during shipment between various production locations associated with toll manufacturing. We also expect to save inspection costs and avoid disputes regarding the quality of any products that are outsourced.

Product Pricing

We began selling our solar module products in November 2004. Our solar modules are priced based on the number of watts of electricity they generate as well as the market price per watt for solar modules. We price our standard solar modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs. Over the past few years, the average selling prices for standard solar modules have risen year-to-year across the industry primarily because of high demand and rising polysilicon costs. Correspondingly, the average selling price of our standard solar module products increased from $3.45 in 2004 to $4.02 in 2005 and to $4.11 in the nine months ended September 30, 2006. There are indications that the solar energy market and industry have been experiencing a price decrease in solar modules since the second half of 2006. There is no assurance that our business may not be materially and adversely affected if such trend continues. See “Risk Factors—Risks Related to Our Company and Our Industry—We may be affected by volatile market and industry trends, such as the recent decrease in the price of solar modules” for more details.

Most of our solar module sales are conducted via short-term purchase orders placed by our customers. We sometimes enter into short-term sales contracts with terms of three to six months with our customers under which we are obligated to sell our products at a set price during the term of the contract. Given the strong industry demand for solar modules and increases in average selling price per watt in recent years, the short-term nature of our contractual arrangements has allowed us to benefit from price increases which has helped to offset higher polysilicon costs. Our sales contracts typically require our customers to make a prepayment of 30% to 100% of the total contract price depending on the credit status of our customers, market demand and the term of the contracts, with the remaining price to be paid within 15 days after shipment. As we plan to enhance our relationship with key customers, we intend to enter into longer-term sales contracts with variable pricing in order to secure demand for our solar modules.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

Our net revenues are net of business tax, value-added tax and returns and exchanges. We began to generate net revenues from the sales of solar modules in November 2004. We also generated revenues from our solar power system integration business in 2003. Factors affecting our net revenues include average selling price per watt, unit volume shipped and product demand for our solar modules.

In 2005 and the nine months ended September 30, 2006, sales to our top five customers accounted for approximately 59.1% and 69.4% of our net revenues, respectively, and sales to our largest customer accounted for 20.6% and 19.2% of our net revenues, respectively. We currently sell most of our solar modules to customers located in Europe, in particular Germany. The following table sets forth our total net revenues by geographical region for the periods indicated:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2003		2004		2005		2005		2006
Region	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent
							(unaudited)
	(in thousands, except for percentages)
Europe
Germany	$—	—%	$337	81.5%	$23,586	86.5%	$11,295	99.0%	$46,298	61.1%
Others	—	—	—	—	2,776	10.2	—	—	21,031	27.8

Europe Total	—	—	337	81.5	26,362	96.7	11,295	99.0	67,329	88.9
China	2,712	100.0	34	8.1	848	3.1	110	1.0	—	0.0
South Africa and Others	—	—	43	10.4	65	0.2	—	—	8,404	11.1

Total	$2,712	100.0%	$414	100.0%	$27,275	100.0%	$11,405	100.0%	$75,733	100.0%

Cost of Revenues

Our cost of revenues consists primarily of:

•	Silicon raw materials. Silicon raw materials comprise the majority of our cost of revenues. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon manufacturers and distributors.

•	Other direct materials for solar modules. Such materials include direct materials for the production of solar modules such as plastic, metallic pastes, tempered glass, laminate material, connecting systems and aluminum frames.

•	Toll manufacturing. We enter into toll manufacturing arrangements by providing wafers to toll manufacturers and receiving solar cells from them in return. The toll manufacturing cost is recorded as a part of our cost of revenues. As our wafer output is not sufficient to meet all of our wafer requirements, currently we also sell a portion of our ingots to toll manufacturers and purchase wafers from them in return. Before we established our current ingot and wafer manufacturing capabilities, we recorded the purchase price of the solar cells, as opposed to the toll manufacturing cost, as part of our cost of revenues.

•	Overhead. Overhead costs include equipment maintenance and utilities such as electricity and water used in manufacturing.

•	Direct labor. Direct labor costs include salaries and benefits for our manufacturing personnel.

•	Depreciation of facilities and equipment. Depreciation of manufacturing facilities and related improvements is provided on a straight-line basis over the estimated useful life of 20 years and commences from the date the facility is ready for its intended use. Depreciation of manufacturing equipment is provided on a straight-line basis over the estimated useful life of 5 to 10 years, commencing from the date that the equipment is placed into productive use.

•	Solar power system integration. Our cost of revenues for system integration includes solar modules, batteries, inverters, electronic components, supporting structures, other related construction materials and labor.

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling prices of our products as well as the number of units of our products that we are able to sell. Our cost of revenues is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of toll manufacturers to fill potential shortfalls in production capability along the supply chain.

Our gross margins increased from 24.1% for the nine months ended September 30, 2005 to 27.8% for the nine months ended September 30, 2006, despite increases in silicon raw material prices. We were able to improve our gross margins as the average selling price of our solar modules increased and as we became more fully vertically integrated with the production of ingots beginning in August 2005 and wafers beginning in February 2006. Moreover, we achieved higher manufacturing efficiencies and greater economies of scale as we expanded production output of solar modules from 2.92 MW for the nine months ended September 30, 2005 to 18.41 MW for the nine months ended September 30, 2006.

We may face margin compression in the sales of solar modules due to the increase in the market price of polysilicon and if we are unable to increase our average selling price of solar modules due to market pressure to reduce the price per watt in order to achieve grid parity. However, we have been able to alleviate some of the margin pressure by manufacturing ingots using a higher proportion of reclaimable silicon materials. Furthermore, we believe that as our solar module business expands, additional economies of scale and successful execution of our vertical integration strategy will improve our margins.

We intend to enhance our margin by completing our vertical integration, including operating a solar cell manufacturing facility. Achieving our vertical integration strategy will allow us to reduce excess costs, such as those associated with packaging and transportation, and the breakage loss that occurs during shipment between various production locations associated with toll manufacturing. We also expect to save inspection costs and avoid disputes regarding the quality of any products that were outsourced.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, research and development expenses.

    Selling Expenses

Selling expenses consist primarily of provisions for product warranties, travel and entertainment expenses, freight expenses, employee salaries, pensions and other sales and marketing expenses. In the nine months ended September 30, 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to our marketing personnel, as well as share-based compensation expenses in connection with our grants of restricted shares to employees. Our selling expenses have increased since 2004 primarily due to a warranty provision for solar modules that was established in 2005 and will be included in our selling expenses going forward. Our solar modules are typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. We accrue the estimated cost of warranty based on 1% of the revenues generated from solar modules, consistent with the average industry level. However, selling expenses, excluding share-based compensation expense, as a percentage of net revenues decreased primarily due to a significant increase in net revenues driven by high market demand for our products. We expect our selling expenses, excluding share-based compensation expense, to increase in the near term as we increase our sales efforts, hire additional sales personnel, target new markets, establish representative offices and initiate additional marketing programs to build our brand. However, we expect that growth in our net revenues will continue to outpace the growth in our selling expenses, leading to decreasing selling expenses as a percentage of net revenues.

    General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, bad debt provision, amortization of land use rights and travel and entertainment expenses. In the nine months ended September 30, 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to our administrative personnel, as well as share-based compensation expenses in connection with our grants of restricted shares to employees. Our general and administrative expenses increased since 2004, primarily due to increases in the number of our administrative employees as well as their salaries and benefits. Our provision for uncollectible accounts has remained immaterial since 2004 as we have not had significant collection issues for receivables generated from our solar module business. We expect our general and administrative expenses, excluding share-based compensation expense, to increase as we hire additional personnel and incur expenses to support our operations as a public company, including compliance-related costs. However, we expect our general and administrative expenses to decrease as a percentage of net revenues as we achieve greater scale.

    Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. In the nine months ended September 30, 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to our research and development personnel, as well as share-based compensation expenses in connection with our grants of restricted shares to employees. Between 2003 and 2004, our research and development expenses increased due to the development of manufacturing technologies associated with our entry into the solar products business. In late 2004, we disposed of our research and development subsidiary, Tianhe Research Institute Co., Ltd., or Tianhe Research, and in 2005 we received an annual research grant from the PRC government of an amount greater than that we received in 2004. Both of these events led to decreases in research and development expenses in 2005. We expect our research and development expenses, excluding share-based compensation expense, to increase as we hire additional research and development personnel, expand and promote innovation in our process technologies of manufacturing monocrystalline ingots, wafers and solar modules, and expand into solar cell manufacturing. We will also continue to devote efforts to improve our technical know-how to produce monocrystalline ingots and wafers by using a higher proportion of reclaimable silicon raw materials.

Share-based Compensation Expenses

We adopted our 2006 share incentive plan in July 2006 and have granted a total of 45,725,760 restricted shares as of the date of this prospectus. For a description of the restricted shares granted, including the exercise prices and vesting periods thereof, see “Management—2006 Share Incentive Plan.” Under SFAS No. 123R, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares.

During the 12-month period ended September 30, 2006, we transferred certain beneficial interests of our Company to our employees and granted the following restricted shares to our employees.

Grant Date	Type of Securities	Number of Securities	Fair Value of Trina’s Ordinary Shares
		(in thousands)
March 10, 2006	Ordinary shares of Perseverance International Investment Limited	2.9	$0.0710
July 24, 2006	Restricted shares of Trina Solar Limited	38,532.8	$0.1096
August 10, 2006	Restricted shares of Trina Solar Limited	7,193.0	$0.1096

We are responsible for estimating the fair value of the beneficial interests and restricted shares granted by us. When estimating the fair value of our ordinary shares, our management has considered a number of factors, including the result of a third-party appraisal and an equity transaction of our company, while taking into account standard valuation methods and the achievement of certain events.

In March 2006, certain beneficial interests in our company, held by Perseverance International Investment Limited, or Perseverance, were granted to certain of our employees for their past services. On the date of the grant, we were a shell company and as such, there was no value attributable to the interest transferred. As discussed in note 1 to the consolidated financial statements included elsewhere in this prospectus, we acquired all the equity interests in Trina China in May 2006. This restructuring resulted in a new measurement date for the beneficial interests previously granted to these employees. As such, we recorded a compensation charge of $2,288,116, which was based on approximately 29% of the aggregate fair value of 106,400,000 ordinary shares of our company held by Perseverance, or $0.071 per share on the new measurement date.

The fair value of the ordinary shares was based upon the May 2006 issuance of Series A preferred shares. Based on the consideration paid for the Series A preferred shares, we determined an overall equity value of approximately US$107.1 million for our company after the transaction. The interest in the equity value of our company included both preferred shares and ordinary shares. The fair value of the equity interest allocated to the preferred shares was calculated using the option pricing method. The fair value of the ordinary shares was calculated as the residual, or the total equity value less the fair value of the preferred shares. Under the option pricing method, we treated the preferred shares as a call option on our equity value, with the exercise price based on the liquidation preference of the preferred shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the expected life of the option, a risk-free interest rate, dividend yield and a measure of volatility. Because we are a private company, we approximated volatility using the historical volatility of comparable publicly traded companies. The significant assumptions used in the Black-Scholes model included: expected life of eight months; risk-free interest rate of 3.8%; no dividend yield; and implied volatility of 29.9%. Based on this methodology, we calculated the residual fair value of our ordinary shares to be $0.071 per share.

We determined the fair value of our ordinary shares in connection with our restricted share grants on July 24, 2006 and August 10, 2006 based on a number of factors. Those factors include our estimate of the fair value of our ordinary shares before July 24, 2006 and August 10, 2006, significant events that have transpired at our company, and the valuation by American Appraisal China Limited, an independent third party. The independent third-party valuation was based on a combination of a market approach, with a 60% weighting, and an income approach, with a 40% weighting.

The market approach focuses on comparing our company to comparable publicly traded companies. In applying this method, valuation multiples are: (1) derived from historical operating data of comparable companies; (2) evaluated and adjusted, if necessary, based on the strengths and weaknesses of our company relative to the selected guideline companies; and (3) applied to the appropriate operating and future projected financial data of our company to arrive at an indication of fair market value for our company’s equity.

In the income approach, equity value is dependent on the present value of future economic benefits such as cost savings, periodic income, or revenues. Indications of equity value are developed by discounting future net cash flows to their present value at a discount rate that reflects both the current return requirements of the market and the risks inherent in the specific investment. A discount rate is the expected rate of return that an investor would theoretically need to give up by investing in our company instead of in available alternative investments that are comparable in terms of risk and other investment characteristics. In most circumstances, the discount rate is the weighted average cost of capital, or WACC, which takes into account the cost of equity and the cost of debt. For this method, we used a discount rate of 18.5%. Our cost of equity was derived using the Capital Asset Pricing Model, which takes into account the risk-free interest rate and a required risk premium. Our required risk premium takes into account the equity risk premium, a small stock premium and a country risk premium for China.

Based on the above methods, we determined an equity value of our company using an weighted average and taking into account a lack of marketability discount of approximately 7.03% due to our status as a private company.

The valuation model then allocated the equity value between the common shares and the preference shares in a manner consistent with that of May 2006 described above. The significant assumptions used in the Black-Scholes model included: expected life of 3.7 months; risk-free interest rate of 3.8%; no dividend yield; and volatility of 65.8%. Based on this methodology, we calculated the residual fair value of our ordinary shares to be $0.1096 per share.

For the period from March 10, 2006 to July 24, 2006, a number of significant factors occurred which increased the value of our company, including the following:

•	we demonstrated another quarter of profitability;

•	we increased our ingot production capacity from 50,400 kilograms for the three months ended March 31, 2006 to 67,200 kilograms for the three months ended June 30, 2006;

•	we increased our wafer manufacturing capacity from 1,280 thousand wafers for the three months ended March 31, 2006 to 2,880 thousand wafers for the three months ended June 30, 2006; and

•	we won a bid to install a solar power system in a residential building in Zhejiang, China on July 12, 2006.

From July 24, 2006 to August 10, 2006, the period between our restricted shares grants, no significant events transpired which we believe directly impacted the valuation of our ordinary shares. During this period, under the market approach, we did not change our guideline comparable companies and there were no new comparable companies publicly listed internationally. Under the income approach, the economic benefits available to us did not materially change. During this brief period, we did not expand our capacity to produce solar modules beyond what had already been contemplated or planned by us prior to July 24, 2006. We did not enter into any new, or lose any existing, sales contracts, nor did we change our estimate of our ability to sell solar modules at a higher or lower average selling price. We also did not enter into or lose any existing raw material supply contracts. Therefore, we concluded that the fair value of our shares remained unchanged, at $0.1096 per ordinary share as of August 10, 2006.

For the period since August 10, 2006, a number of events occurred which have significantly affected the valuation of our ordinary shares, including the following:

•	We increased our solar module production capacity. We also entered into one distribution agreement in Italy and three letters of intent with customers in October 2006 and November 2006 for the sale of our solar modules.

•	We made improvements in our manufacturing capabilities, including increased scale as we expanded our module manufacturing capacity to 59.8 MW per annum as of September 30, 2006 from 45 MW per annum as of June 30, 2006, allowing us to achieve economies of scale in our manufacturing operations.

•	We entered into two raw material supply contracts of 2- and 3-year durations and we have entered into a number of discussions with raw material suppliers which we expect will yield raw material contracts at average prices lower than the current prices at which we are purchasing our raw materials.

•	We have completed the construction of our solar cell manufacturing facility as part of our vertical integration strategy.

•	In September 2006, we entered into two third-party guaranteed short-term credit facilities of RMB50 million and RMB80 million, respectively, principally used to secure raw materials.

•	We hired a number of key executives with diverse international backgrounds after the first half of 2006, which include the Director of Sales and Marketing, Director of Business Development, and Vice President of Technology. These executives have contributed significantly to our growth strategy. For example, our Director of Sales and Marketing has been in discussion with more than fifteen sizable companies worldwide and has secured one distribution agreement in Italy and three letters of intent.

•	We confirmed the appointment of two independent directors who will take up their directorship upon this offering.

Based upon an estimated offering price, the intrinsic value of our restricted shares outstanding as of September 30, 2006 was $11.0 million, none of which were vested as of such date.

Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We grant our restricted shares at their fair value which generally represents the fair value of an unrestricted share less a discount calculated based on the length of time the share is restricted. We estimate our forfeitures of our restricted shares based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our restricted share compensation charges may change based on changes to our actual forfeitures.

Assuming no change in the estimated forfeiture rates, our total share-based compensation expenses for future periods in respect of the equity awards that we have granted to date is expected to be as follows:

Period	$
Three Months Ended December 31, 2006	252,618
Year Ended December 31, 2007	1,002,235
Year Ended December 31, 2008	1,002,235
Year Ended December 31, 2009	1,002,235
Year Ended December 31, 2010	1,002,235
Year Ended December 31, 2011	562,899

Given the preliminary nature of our estimates, our actual share-based compensation expenses may be materially different from our current expectations. In addition to the subjective assumptions and estimates discussed above, see “Forward-Looking Statements” for information regarding the various risks and uncertainties inherent in estimates of this type.

Discontinued Operations

Prior to June 30, 2006, we were engaged in the aluminum siding business, which included the production, marketing and sale of aluminum exterior wall products used for cladding the exteriors of buildings and houses. On June 28, 2006, our board of directors resolved to discontinue our aluminum siding business and committed to a plan to settle the related liabilities and realize the related assets through the sale of scrap. Our aluminum siding operations ceased on June 30, 2006, and all of the employees from our aluminum siding business were transferred to our solar module business. We had a net loss from our aluminum siding business of $396,297 in 2003, a net gain of $354,237 in 2004, a net gain of $91,010 in 2005 and a net loss of $949,437 in the nine months ended on September 30, 2006, respectively. In accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the financial position and results of operations from our aluminum siding business are reflected as discontinued operations in our consolidated financial statements included elsewhere in this prospectus. We are currently seeking to dispose of the manufacturing equipment, motor vehicles and buildings, including the underlying land use rights, previously used in our aluminum siding business. In the third quarter of 2006, we made a 100% provision for the net book value of such manufacturing equipment in the amount of $364,977 based on the condition of the equipment and in light of the fact that we had failed to secure buyers for the equipment through a public auction held in August 2006. As of September 30, 2006, the net book value of the assets held for sale related to the aluminum siding business were $828,720 relating to buildings, $28,826 relating to motor vehicles, $183,270 relating to land use rights, and nil relating to manufacturing equipment. We have recorded such assets at the lower of the net book value or fair value less cost to sell.

Due to our failed attempt to dispose of the manufacturing equipment, motor vehicles and the buildings with the underlying land use rights, we plan to hold an auction to dispose of the manufacturing equipment, motor vehicles and the buildings, including the underlying land use rights, separately in December 2006.

Taxation

We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized.

Under current PRC laws and regulations, a foreign invested enterprise in China is typically subject to an enterprise income tax of 30% and a local income tax of 3%. In 2002, Trina China relocated to a high-tech zone in Changzhou and was qualified as a “high and new technology enterprise.” As a result, it was entitled to a preferential enterprise income tax rate of 15%. In addition, as a foreign invested enterprise engaged in a manufacturing business, Trina China was entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 1999 and 2000, and to a 50% reduction of its applicable income tax rate for the succeeding three years, which were from 2001 to 2003. Therefore, Trina China had a tax rate of 7.5% in 2003.

In 2004, Trina China moved out of the high-tech zone and was no longer qualified for a preferential enterprise income tax rate of 15%. Trina China, as a foreign invested enterprise engaged in a manufacturing business and established in Changzhou, which is located within a costal economic zone, is entitled to a preferential enterprise income tax rate of 24%. Furthermore, the PRC government provides various incentives to foreign invested enterprises which qualify as “advanced technological enterprises.” Trina China has been qualified as an “advanced technological enterprise” and has enjoyed and will continue to enjoy a preferential enterprise income tax rate of 12% for the years 2004 to 2006. Therefore, Trina China had a tax rate of 12% in each of 2004 and 2005.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and the collectibility of the resulting receivable is reasonably assured. Our sales agreements typically contain our customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions. We recognize sales of our solar modules based on the terms of the specific sales contract. Generally, we recognize sales when we have delivered our products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. Some of our contracts may stipulate that we must defer recognizing revenues until we have delivered the product to our customer’s location and we receive documentation that they have accepted delivery. Revenues also include reimbursements of shipping and handling costs of products sold to customers.

Most of our sales contracts require our customers to make a prepayment of 30% to 100% of the total contract price depending on the credit status of our customers, market demand and the term of the contracts, with the remaining balance to be paid within 15 days after shipment. We record these prepayments as advances from customers until revenues are recognized. Our customers generally pay within 15 days after they receive a proof of shipment from us.

We also generate revenues from our solar power system integration business. We recognize revenues on a per project basis and based on the percentage of completion of the project at the time of determination. The percentage of completion is based on the cost incurred over the total cost budgeted for the project. If we determine that the estimated total cost of completion to be incurred on a project exceeds the amount of revenues under the contract, we expense that portion of excess cost in the period that we make such determination.

Warranty Cost

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of power output for extended periods. Our solar modules are typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. If a solar module is defective, we will either repair or replace the module at our discretion. We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liability that could arise from our warranties. Our accrued warranty cost reflects our best estimate of such liabilities. Due to our limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors and average industry level. The provision of the warranty accrues at the time of sale and is recognized as a component of selling expenses. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

Impairment of Long-lived Assets and Definite-lived Intangibles

We evaluate our long-lived assets and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from them. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security interests from our customers when we grant them credit. With respect to advances to suppliers, our suppliers are primarily suppliers of silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers. However, we maintain a reserve for potential credit losses and such losses have historically been within our expectations.

Share-based Compensation

Determining the value of our share based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We grant our restricted shares at their fair value which generally represents the fair value of an unrestricted share less a discount calculated based on the length of time the share is restricted. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our restricted share compensation charges may change based on changes to our actual forfeitures. See “Overview of Financial Results—Share-based Compensation Expenses.”

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost comprises direct materials and where applicable, direct labor costs, toll manufacturing costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the seven quarterly periods ended September 30, 2006. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results. Furthermore, our quarterly operating results may fluctuate from period to period based on changes in customer demand and the seasonality of consumer spending and industry demand for solar power products. In addition, purchases of solar products tend to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems. For additional risks, see “Risk Factors—Risks Related to our Company and Our Industry.”

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006
	(in thousands)
Net revenues	844	4,898	5,663	15,870	14,452	28,921	32,360
Cost of revenues	667	3,647	4,343	12,329	9,875	20,966	23,869

Gross profit	177	1,251	1,320	3,541	4,577	7,955	8,492
Operating expenses:
Selling expenses	25	146	142	208	379	716	549
General and administrative expenses	269	69	361	676	582	2,803	3,220
Research and development expenses	28	44	59	(9)	76	1,518	119

Total operating expenses	322	259	562	875	1,037	5,037	3,888

Income (loss) from operations	(145)	992	758	2,666	3,540	2,918	4,604
Interest expenses	(51)	(114)	(141)	(164)	(189)	(464)	(415)
Interest income	2	3	4	7	7	57	74
Other income (expenses)	(5)	—	—	(22)	(26)	(29)	(30)

Income (loss) before income taxes	(199)	881	621	2,487	3,332	2,482	4,233
Tax (expense) benefit	29	(120)	(76)	(403)	(438)	(587)	(236)
Net income (loss) from continuing operations	(170)	761	545	2,084	2,894	1,895	3,997
Net income (loss) from discontinued operations	(197)	127	67	94	(56)	(770)	(123)

Net income (loss)	(367)	888	612	2,178	2,838	1,125	3,874

For the seven quarters ended September 30, 2006, our net revenues grew quarter-on-quarter, except for the first quarter of 2006, during which period our net revenues decreased slightly from the fourth quarter of 2005 due to Chinese holidays which resulted in fewer working days for such period. The growth of our net revenues was consistent with the continued growth in sales of our solar modules.

Our gross margins increased in 2006 compared to 2005, reflecting the successful implementation of our vertical integration strategy, lower solar cell toll manufacturing costs per watt and higher average selling prices of our solar modules in 2006 compared to 2005, despite increases in silicon raw material prices. The decreases in our gross margins in the second and third quarters of 2006 reflect the continuous increase in silicon raw material prices and a slight decrease in the average selling prices of our solar modules in those two quarters, despite economies of scale we achieved as we expanded production output.

We have been profitable in every quarter since the quarter ended June 30, 2005. We had a decrease in net income in the second quarter of 2006 due to a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to certain employees.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2003		2004		2005		2005		2006
	(in thousands, except for percentages)
Net revenues:
Solar modules	$—	—	$414	100.0%	$27,275	100.0%	$11,405	100.0%	$75,733	100.0%
System integration	2,712	100.0	—	—	—	—	—	—	—	—

Total net revenues	2,712	100.0	414	100.0	27,275	100.0	11,405	100.0	75,733	100.0
Cost of revenues:
Solar modules	—	—	373	90.2	20,986	76.9	8,657	75.9	54,710	72.2
System integration	1,771	65.3	—	—	—	—	—	—	—	—

Total cost of revenues	1,771	65.3	373	90.2	20,986	76.9	8,657	75.9	54,710	72.2

Gross profit	942	34.7	41	9.8	6,289	23.1	2,749	24.1	21,023	27.8
Operating expenses:
Selling expenses	—	—	66	16.0	521	1.9	313	2.7	1,643	2.2
General and administrative expenses	295	10.9	40	9.6	1,375	5.0	698	6.1	6,606	8.7
Research and development expenses	50	1.8	262	63.4	122	0.5	131	1.1	1,713	2.3

Total operating expenses	345	12.7	368	89.0	2,018	7.4	1,142	10.0	9,962	13.2
Income from operations	597	22.1	(327)	(79.2)	4,271	15.7	1,606	14.1	11,061	14.6
Interest expenses	7	0.3	73	17.5	470	1.7	306	2.7	1,068	1.4
Interest income	1	0.0	4	0.9	16	0.1	9	0.1	139	0.2
Other income (expenses)	(36)	(1.3)	(35)	(8.6)	(27)	(0.1)	(5)	(0.0)	(85)	(0.1)

Income (loss) before income taxes	554	20.4	(431)	(104.4)	3,790	14.0	1,305	11.4	10,047	13.3
Income tax expenses (benefits)	35	1.3	(52)	(12.5)	570	2.1	169	1.5	1,261	1.7
Minority interest	5	0.2	13	3.2	—	—	—	—	—	—

Net income (loss) from continuing operations	524	19.3	(366)	(88.6)	3,220	11.8	1,136	10.0	8,787	11.6
Income (loss) from discontinued operations	(428)	(15.8)	449	108.5	132	0.5	(3)	(0.0)	(924)	(1.2)
Income tax (expense) benefit	32	1.2	(95)	(22.9)	(41)	(0.2)	—	—	(26)	(0.0)

Net income (loss)	$128	4.7%	$(12)	(3.0)%	$3,311	12.1%	$1,133	9.9%	$7,837	10.3%

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Net Revenues.    Our total net revenues increased by $64.3 million, or 564.0%, from $11.4 million in the nine months ended September 30, 2005 to $75.7 million in the nine months ended September 30, 2006. Our net revenues increased due to an increase in the volume of the solar modules we sold, as well as an increase in the average selling price of our solar modules. The volume of the solar modules we sold increased from 2.92 MW in the nine months ended September 30, 2005 to 18.41 MW in the nine months ended September 30, 2006 due to the expansion of our manufacturing capacity. In addition, our average selling price rose from $3.91 per watt to $4.11 per watt during the same periods due to strong global demand for solar power products, as well as our ability to pass-through higher silicon prices. The increase in our average selling price was also attributable to a shift towards selling a higher mix of 185 W solar modules, which commands a premium over 160 W solar modules.

We did not generate any system integration revenues in the nine months ended September 30, 2005 or 2006.

Cost of Revenues.    Our cost of revenues increased by $46.0 million, or 532.0%, from $8.7 million in the nine months ended September 30, 2005 to $54.7 million in the nine months ended September 30, 2006. Our cost of revenues increased primarily due to the rapid expansion of our solar module business. The increase in our cost of revenues was also impacted by the rising prices of silicon raw materials due to the industry-wide shortage of polysilicon. Moreover, we experienced an increase in depreciation costs due to the wafer manufacturing equipment we installed during the nine months ended September 30, 2006 as we ramped up our wafer manufacturing facilities in February 2006. Cost of revenues in the nine months ended September 30, 2006 also included a charge of $1.6 million as a result of the shipment by a supplier of defective raw materials to us. The supplier refused to accept the return of the defective materials or to reimburse us for the amount we had prepaid. This supplier is not a related party to us. We have not made any other prepayment to the supplier, and we do not intend to use this supplier until this dispute has been settled. Any future use of the supplier will be subject to a modified contract or credit terms. Cost of revenues also included $400,188 of share-based compensation expenses. As a percentage of our total net revenues, our cost of revenues decreased from 75.9% to 72.2% during the same periods. The decrease was primarily due to cost savings derived from the vertical integration of the ingot-to-wafer manufacturing process, significantly reducing our expenditures on ingots and wafers from third-party suppliers. Our cost of revenues as a percentage of total net revenues decreased also due to the economies of scale we have achieved as our solar module business grew.

We did not incur any cost of revenues in the nine months ended September 30, 2005 and 2006 attributable to our system integration business.

Gross Profit.    As a result of the foregoing, our gross profit in the nine months ended September 30, 2006 increased by $18.3 million to $21.0 million, from $2.7 million in the nine months ended September 30, 2005. Our gross margin increased from 24.1% to 27.8% during the same periods.

Operating Expenses.    Our operating expenses increased by $8.9 million, from $1.1 million in the nine months ended September 30, 2005 to $10.0 million in the nine months ended September 30, 2006. The increase in operating expenses was due to increases in selling expenses, general and administrative expenses and research and development expenses. As a percentage of total net revenues, operating expenses increased from 10.0% in the nine months ended September 30, 2005 to 13.2% in the nine months ended September 30, 2006.

In the nine months ended September 30, 2006, we also recorded share-based compensation expenses of $2.5 million in our operating expenses, due to transfers of beneficial interests in our company by our chairman and his wife to certain employees through the transfer of a 29% ownership interest in Perseverance International Investment Limited, or Perseverance, through which Ms. Chunyan Wu, the wife of our chairman, holds shares of our company, as well as grants of restricted shares to our employees. Perseverance was established as a British Virgin Islands company by Ms. Wu, as a special purpose vehicle solely for the purpose of holding a portion of the ordinary shares of our company upon restructuring. The special purpose vehicle Perseverance was used as one of the several options that Mr. Jifan Gao and Ms. Chunyan Wu considered when planning the transfer of interests in our company to certain employees. Ultimately, they considered using Perseverance for such purpose due in part to a desire to avoid diluting other shareholders’ beneficial interests in our company. The Perseverance shares were granted for free, and we recorded a share-based compensation expense equal to the fair value of our ordinary shares on the grant date. The share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses were $238,654, $266,886 and $1.6 million, respectively, based on the department where such employees worked at the time of the grant.

Selling Expenses.    Our selling expenses increased by $1.3 million from $313,216 in the nine months ended September 30, 2005 to $1.6 million in the nine months ended September 30, 2006, due primarily to an increase in warranty provision of solar modules as a result of significant increases in the volume of solar modules. Selling expenses also increased due to share-based compensation expenses related to grants of Perseverance’s shares to certain employees. Other selling expenses increased due to costs associated with growing our solar module business. However, selling expenses as a percentage of net revenues decreased from 2.7% to 2.2% during the nine months ended September 30, 2005 and the nine months ended September 30, 2006 due to the increase in our scale.

General and Administrative Expenses.    Our general and administrative expenses increased by $5.9 million, from $698,293 in the nine months ended September 30, 2005 to $6.6 million in the nine months ended September 30, 2006. The increase was due in part to a charge of $1.1 million that was made during the nine months ended September 30, 2006 resulting from the failure of one of our suppliers to deliver goods as specified in the contract and to reimburse us for our advance payment due to such supplier’s own financial difficulties. This supplier is not a related party to us. We have not made any other prepayment to the supplier, and we do not intend to use this supplier until this dispute has been settled. Any future use of the supplier will be subject to a modified contract or credit terms. We do not expect similar charges to be a regular occurrence in our ongoing operations. Other than the $1.1 million charge and the $1.6 million charge related to the supplier who refused to accept the return, we have not recorded any additional valuation allowance against our advances to supplier balance of $14.3 million as of September 30, 2006. The increase in general and administrative expenses was also partially attributable to share-based compensation expenses, as well as accruals of audit and legal fees and bonuses to employees.

Other general and administrative expenses increased due to the expansion of our solar module business.

Research and Development Expenses.    Research and development expenses increased from $130,651 to $1.7 million during the nine months ended September 30, 2005 and the nine months ended September 30, 2006, primarily due to the incurrence of share-based compensation expenses.

Interest Expenses.    Our interest expenses increased by $762,318, from $305,851 in the nine months ended September 30, 2005 to $1.1 million in the nine months ended September 30, 2006. Our interest expenses increased due to increases in interest payments in connection with two long-term loans which we entered into in June and July 2005, respectively, as well as increases in our short-term borrowings.

Income Tax Expenses.    Our income tax expenses increased by $1.1 million, from $168,620 in the nine months ended September 30, 2005 to $1.3 million in the nine months ended September 30, 2006. Our income tax expenses increased primarily due to a significant increase in our profitability between the nine months ended September 30, 2005 and the nine months ended September 30, 2006. Trina China is subject to a preferential income tax rate of 12% in 2006.

Net Income from Continuing Operations.    Net income from our continuing operations increased significantly between the nine months ended September 30, 2005 and the nine months ended September 30, 2006, from $1.1 million to $8.8 million. Net margin from our continuing operations increased from 10.0% to 11.6% over the same periods.

Net Income from Discontinued Operations.    We experienced losses from our discontinued aluminum sidings business in both the nine months ended September 30, 2005 and the nine months ended September 30, 2006. Losses during the two periods increased by $920,125 as we wound down such business, from a loss of $3,436 in the nine months ended September 30, 2005 to $923,561 in the nine months ended September 30, 2006. We also made a 100% provision equivalent to the net book value of the manufacturing equipment previously used in our aluminum siding business.

Net Income.    As a result of the foregoing, our net income increased significantly, from $1.1 million in the nine months ended September 30, 2005 to $7.8 million in the nine months ended September 30, 2006, representing an increase of $6.7 million. Our net margin increased from 9.9% to 10.3% over the same periods.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues.    Our total net revenues increased by $26.9 million, or 6,494%, from $413,632 in 2004 to $27.3 million in 2005. The increase was due to the significant increase in revenues in our solar module business, which completed its first full year of operations. The volume of the solar modules we sold significantly increased from 0.12 MW in 2004 to 6.79 MW in 2005. The average selling price of our solar modules rose from $3.45 per watt in 2004 to $4.02 per watt in 2005 due to industry-wide higher prices for solar modules.

We did not generate any system integration revenues in 2004 and 2005.

Cost of Revenues.    Our cost of revenues increased by $20.6 million, or 5,526%, from $373,028 in 2004 to $21.0 million in 2005. Our cost of revenues was driven by the rising prices of silicon raw materials due to the industry-wide shortage of polysilicon and high demand for such materials. We also experienced an increase in depreciation of equipment due to the installation of our ingot manufacturing capacities in July 2005. As a percentage of our total net revenues, cost of revenues decreased from 90.2% in 2004 to 76.9% in 2005. The decrease in our cost of revenues as a percentage of our total revenues was due primarily to the rapid increase in our net revenues in the first full year of our solar module operations, offset in part by an increase in our expenditures on silicon raw materials and other direct costs.

We did not incur any cost of revenues in 2004 and 2005 attributable to our system integration business.

Gross Profit.    As a result of the foregoing, our gross profit increased by $6.2 million, or 15,390%, from $40,604 in 2004 to $6.3 million in 2005. Our gross margin increased from 9.8% in 2004 to 23.1% in 2005.

Operating Expenses.    Our operating expenses increased by $1.6 million, or 448%, from $368,287 in 2004 to $2.0 million in 2005. The increase in our operating expenses was due to increases in selling expenses and general and administrative expenses, offset by a decrease in research and development costs. Operating expenses as a percentage of our total net revenues decreased from 89.0% in 2004 to 7.4% in 2005.

Selling Expenses.    Our selling expenses increased by $452,522, or 686.4%, from $66,214 in 2004 to $520,736 in 2005. The increase in our selling expenses was due primarily to provision for warranty for solar modules that was established in 2005. Selling expenses as a percentage of our net revenues decreased from 16.0% in 2004 to 1.9% in 2005. Selling expenses as a percentage of net revenues decreased primarily due to our achieving economies of scale in our operations.

General and Administrative Expenses.    Our general and administrative expenses increased by $1.3 million, or 3,367%, from $39,650 in 2004 to $1.4 million in 2005. The increase in our general and administrative expenses was due primarily to increases in salaries and benefits for our administrative and finance personnel as we hired additional personnel in connection with our expansion into solar module business. General and administrative expenses as a percentage of our total net revenues decreased from 9.6% in 2004 to 5.0% in 2005 primarily due to our achieving economies of scale in our operations.

Research and Development Expenses.    Our research and development expenses decreased by $140,829, or 53.7%, from $262,423 in 2004 to $121,594 in 2005. At the end of 2004 we sold our research and development subsidiary, Tianhe Research Institute, and in 2005 we received an annual research grant from the PRC government that exceeded the amount we received in 2004. Both of these events contributed to decreases in research and development expenses between 2004 and 2005.

Interest Expenses.    Our interest expense increased by $397,631, or 547.6%, from $72,614 in 2004 to $470,245 in 2005 due to increases in interest payments in connection with our two long-term loans which we entered into in 2005, as well as increases in our short-term borrowings.

Income Tax Expenses.    Our income tax expenses increased by $622,530, from an income tax benefit of $51,807 in 2004 to an income tax expense of $570,723 in 2005. The income tax benefit in 2004 was primarily due to a loss in our income before income tax in 2004, which partly offset the taxable income from our discontinued operations. In 2005, we had a taxable income from our continuing operations of $3.8 million. Trina China is subject to preferential enterprise income tax rates of 12% in 2004 and 2005.

Net Income from Continuing Operations.    The net income from our continuing operations increased significantly by $3.6 million, from a loss of $366,647 in 2004 to $3.2 million in 2005. The net margin of our continuing operations increased from a negative 88.6% to 11.8% over the same periods.

Net Income from Discontinued Operations.    The gain from our discontinued aluminum operations decreased by $263,227 from $354,237 in 2004 to $91,010 in 2005 as we wound down such business.

Net Income.    As a result of the foregoing, our net income increased significantly by $3.3 million, from a loss of $12,410 in 2004 to $3.3 million in 2005. Our net margin increased from a negative 3.0% to 12.1% over the same periods.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Revenues.    Our total net revenues decreased by $2.3 million, or 84.8%, from $2.7 million in 2003 to $413,632 in 2004. Our net revenues in 2003 were attributable to our solar power system integration business from our participation in the “Electrification Project for Townships in Western China,” for which we installed 40 solar power stations in Tibet with total power output of 715 kilowatt during 2002 and 2003. We did not generate system integration revenues in 2004. Our net revenues in 2004 were attributed to our entry into the solar module business in November 2004.

Cost of Revenues.    Our cost of revenues decreased by $1.4 million, or 78.9%, from $1.8 million in 2003 to $373,028 in 2004. As a percentage of our total net revenues, cost of revenues also increased from 65.3% in 2003 to 90.2% in 2004. The system integration portion of our cost of revenues in 2003 is attributable to components and direct labor. We did not incur any cost of revenues related to system integration in 2004. We incurred cost of revenues in 2004 related to our initial production of solar modules, beginning in November 2004. Solar modules related cost of sales included labor cost, purchases of solar cells and other related overhead.

Gross Profit.    As a result of the foregoing, our gross profit decreased by $901,209, or 95.7%, from $941,813 in 2003 to $40,604 in 2004. Our gross margin decreased from 34.7% in 2003 to 9.8% in 2004. The decrease in gross margin was primarily due to our initial lack of scale as we entered into the solar module business. We began our solar module business in November 2004 and, consequently, had limited revenues and cost of revenues from this business in 2004.

Operating Expenses.    Our operating expenses increased by $23,027, or 6.7%, from $345,260 in 2003 to $368,287 in 2004. The increase in our operating expenses was due to increases in selling expenses and research and development expenses, offset by a decrease in general and administrative expenses.

Selling Expenses.    We did not incur any selling expense in 2003. We had selling expenses of $66,214 in 2004 due to the commencement of our solar module business in November 2004.

General and Administrative Expenses.    Our general and administrative expenses decreased by $255,271, or 86.6%, from $294,921 in 2003 to $39,650 in 2004. The decrease was due primarily to expenses associated with our system integration business in 2003, and we did not have any system integration business in 2004.

Research and Development Expenses.    Our research and development expenses increased by $212,084, or 421.3%, from $50,339 in 2003 to $262,423 in 2004, primarily due to the development of manufacturing technologies associated with our entry into the solar module business.

Interest Expenses.    Our interest expenses increased by $65,189, or 878.0%, from $7,425 in 2003 to $72,614 in 2004, primarily due to increases in interest payments associated with our short-term borrowings.

Income Tax Expense.    Our income tax expense decreased by $86,328, from an income tax expense of $34,521 in 2003 to an income tax benefit of $51,807 in 2004. The income tax expense in 2003 was due to a gain in our income before income tax in 2003. In 2004, we had a loss in income before income tax from our continuing operations, which partly offset the taxable income from our discontinued operations, and thus we recorded as a tax benefit. Trina China had a preferential enterprise income tax rate of 7.5% and 12% in 2003 and 2004, respectively.

Minority Interest.    Our minority interest increased by $8,131, or 158.3%, from $5,136 in 2003 to $13,267 in 2004, primarily due to a decrease in the research and development expense incurred by Tianhe Research, in which we owned a 90% interest and which we disposed of in 2004.

Net Income from Continuing Operations.    The net income from our continuing operations decreased by $891,217, from a gain of $524,570 in 2003 to a loss of $366,647 in 2004. The net margin of our continuing operations decreased from 19.3% to a negative 88.6% over the same periods.

Net Income from Discontinued Operations.    The gain from our discontinued aluminum operations increased by $750,534 from a loss of $396,297 in 2003 to a gain of $354,237 in 2004, reflecting primarily an increase in sales of aluminum sidings.

Net Income.    As a result of the cumulative effect of the above factors, net income decreased from $128,273 in 2003 to a net loss of $12,410 in 2004. Our net margin decrease from 4.7% in 2003 to a negative 3.0% in 2004.

Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through short-term borrowings, term loans and equity contributions by our shareholders and, to a lesser extent, cash generated from operations. As of December 31, 2003, 2004 and 2005 and September 30, 2006, we had $776,087, $3.4 million, $1.2 million and $30.8 million, respectively, in cash and cash equivalents and $62,827, $3.7 million, $11.6 million and $39.1 million, respectively, in outstanding borrowings, of which $62,827, $3.7 million, $6.6 million and $34.1 million, respectively, were due within one year. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our short-term borrowings outstanding as of December 31, 2003, 2004 and 2005 and September 30, 2006 bore an average interest rate of 6.03%, 5.91%, 6.10% and 6.02%, respectively. We did not have any outstanding long-term borrowings as of December 31, 2003 and 2004, and had $5.0 million and $5.0 million of long-term borrowings as of December 31, 2005 and September 30, 2006, respectively, from two term loans. These term loans have three-year terms expiring on June 20, 2008 and July 7, 2008, respectively, and are guaranteed by Changzhou Fulai Property Development Co., Ltd., a related party. Each of the term loans bears an interest rate of 6.91% per annum. We have historically been able to repay our total borrowings as they became due mostly from capital contributions from our shareholders and proceeds from short-term and long-term borrowings. We may also seek additional debt or equity financing to repay the remaining portion of our borrowings. As we continue to ramp up our current and planned operations in order to complete our vertical integration and expansion strategies, we also expect to generate cash from our expanded operations to repay a portion of our borrowings. If we are unable to obtain such financing or to generate cash from our operations as required, our business operations and prospects may suffer.

We have significant working capital commitments because suppliers of polysilicon and reclaimable silicon raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of polysilicon, working capital and access to financings to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings increased primarily as a result of our need to fund our expanded working capital, including advances to supplier and increase in our inventory. Our advances to suppliers increased significantly from $426,669 as of December 31, 2004 to $14.3 million as of September 30, 2006 due to the significant growth of our solar module business.

We expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. Although we require prepayments (from 30% to 100% depending on the credit status of our customers, market demand and the term of the contracts), we also allow some of our customers to pay a major portion of the purchase price by letters of credit. Until the letters of credit are drawn in accordance with their terms, the amount earned is recorded as accounts receivable. Because of the prepayment and the letters of credit payment requirements that we impose on our customers, our allowance for doubtful accounts has not been significant with respect to our solar module business.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(1,494)	$(1,893)	$(7,977)	$(9,809)	$(13,383)
Net cash provided by (used in) investing activities	314	(1,538)	(8,323)	(6,374)	(23,730)
Net cash provided by (used in) financing activities	(237)	6,050	13,868	14,853	65,746
Effect of exchange rate changes	—	—	261	193	902
Net increase (decrease) in cash and cash equivalents	(1,417)	2,619	(2,171)	(1,136)	29,535
Cash and cash equivalents at the beginning of the year	2,193	776	3,395	3,395	1,224
Cash and cash equivalents at the end of the year	776	3,395	1,224	2,259	30,759

Net cash used in operating activities amounted to $13.4 million in the nine months ended September 30, 2006, mainly as a result of a significant increase in advances to suppliers and inventories primarily due to increases in volumes of silicon raw materials purchased, partially offset by a positive net income and an increase in advances from customers. Net cash used in operating activities in 2005 was $8.0 million, compared to $1.9 million in 2004. The significant net cash used in operating activities in 2005 was mainly as a result of significant increases in accounts receivable, other receivables and inventories primarily due to increases in prices and volumes of silicon raw materials purchased. The net cash used in operating activities in 2005 was partially offset by a positive net income and an increase in accounts payable in 2005. In 2004, net cash used in operating activities was mainly a result of increases in inventories and accounts receivable due to growth in our solar module operations and amounts due from related parties. In 2003, net cash used in operating activities was $1.5 million. Net cash used in operating activities in 2003 was primarily due to a decrease in advances from customers and suppliers and an increase in accounts receivable, partially offset by a decrease in inventories and an increase in accounts payable.

Net cash used in investing activities amounted to $23.7 million in the nine months ended September 30, 2006, primarily as a result of an increase in property, plant and equipment expenditures, comprised mainly of purchases of wafer sawing machines related to the beginning of our production of silicon wafers in February 2006, and the continuing expansion of our other manufacturing facilities. Net cash used in investing activities in the first half of 2006 also included an increase in restricted cash, which includes cash pledged to banks to secure our notes payable and letter of credit facilities. Net cash used in investing activities increased from $1.5 million in 2004 to $8.3 million in 2005, primarily as a result of an increase in property, plant and equipment expenditures in 2005 comprised mainly of purchases of ingot pulling machines related to the beginning of our production of silicon ingots in August 2005, and the expansion of our assembly lines for the production of solar modules. In 2004, net cash used in investing activities was comprised of property, plant and equipment expenditures for our solar module assembly lines, and the acquisition of land use rights. In 2003, net cash provided by investing activities was $313,743, primarily as a result of a decrease in restricted cash. Net cash provided by investing activities in 2003 was partially offset by our purchases of property, plant and equipment.

Net cash provided by financing activities amounted to $65.7 million in the nine months ended September 30, 2006, which consisted primarily of net proceeds received from the issuance of our Series A preferred shares and short-term borrowings. Net cash provided by financing activities amounted to $13.9 million in 2005, consisting of proceeds received from short-term and long-term borrowings and subscriptions for our shares. Net cash provided by financing activities was $6.1 million in 2004, consisting of proceeds from short- term borrowings and subscriptions for our shares. Net cash used in financing activities was $236,785 in 2003, primarily from the repayment of short-term borrowings.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Capital Expenditures

We had capital expenditures of $167,091, $676,166, $7.7 million and $16.5 million in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively. Our capital expenditures were used primarily to purchase equipment for the production of ingots, wafers, cells and modules. As of September 30, 2006, we had committed an aggregate of $14.9 million to purchasing equipment and building our own solar cell plant with an annual manufacturing capacity of 50 MW. In addition to building our own solar cell plant, we estimate that the remainder of our capital expenditures in 2006 will be used primarily to purchase equipment for the expansion of our manufacturing and assembly lines. We expect our total capital expenditures to be $38 million in 2006. We plan to increase our annual manufacturing capacity of solar modules to 75 MW by the end of 2006.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2005:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations(1)	$4,957	$—	$4,957	$—	$—
Operating lease obligations	4	4	—	—	—
Purchase obligations	1,384	1,384	—	—	—
Other long-term liabilities reflected on the company’s balance sheet(2)	272	—	—	—	272

Total	$6,617	$1,388	$4,957	$—	$272

(1)	Consist of two term loans entered into with Bank of Communications in June and July 2005.
(2)	Consist of accrued warranty costs for solar modules.

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2006:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations(1)	$5,058	$—	$5,058	$—	$—
Operating lease obligations	—	—	—	—	—
Purchase obligations	14,901	14,901	—	—	—
Other long-term liabilities reflected on the company’s balance sheet(2)	1,031	—	—	—	1,031

Total	$20,990	$14,901	$5,058	$—	$1,031

(1)	Include two term loans entered into with Bank of Communications in June and July 2005.
(2)	Consist of accrued warranty costs for solar modules.

From October 1, 2006 to the date of the prospectus, we entered into contracts with an aggregate amount of $11.3 million to purchase equipment for our cell lines. We also entered into a furnace purchase agreement with an amount of $3.9 million.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Market Risks

Foreign Exchange Risk

Most of our sales are currently denominated in U.S. dollars, with the remainder in Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2005 and September 30, 2006, we held $4.9 million and $6.6 million in accounts receivable, respectively, all of which were denominated in U.S. dollars. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB7.9040 for $1.00, the exchange rate as of September 30, 2006, our accounts receivable would have been RMB38.9 million and RMB52.6 million as of December 31, 2005 and September 30, 2006, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB7.1136, we would record a decrease or loss in the fair value of our accounts receivable in Renminbi terms. Our calculation model is based on multiplying our accounts receivable, which are held in U.S. dollar, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. Our calculation model does not take into account optionality nor does it take into account the use of financial instruments. Based on our calculation model, we estimate that a 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB35.0 million and RMB47.3 million for our accounts receivable as of December 31, 2005 and September 30, 2006, respectively. These amounts would therefore reflect a theoretical loss of RMB3.9 million and RMB5.3 million for our accounts receivable as of December 31, 2005 and September 30, 2006, respectively.

Furthermore, we translate monetary assets and liabilities denominated in other currencies into Renminbi, our functional currency, at the rates of exchange in effect at each balance sheet date. We record these exchange gains and losses in the statements of operations. We recorded net foreign currency gains of $172, $103 and $260,316 in 2003, 2004 and 2005, respectively. We recorded net foreign currency gain of $800,262 in the nine months ended September 30, 2006. In 2006, we entered into two short-term foreign exchange derivative contracts with respect to raw material supplies to protect against volatility of cash flows caused by fluctuations in exchange rates between Renminbi and U.S. dollars. As of September 30, 2006, we had a notional amount of $2.5 million under these contracts, and the changes in fair value of these contracts were insignificant. We have not used any other forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. As our sales denominated in foreign currencies, such as Euros, continue to grow, we will consider using derivate instruments to hedge our exposure to foreign currency exchange risk.

Our financial statements are expressed in U.S. dollars but our functional currency is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No.123R “Share-Based Payment,” or SFAS 123R, which requires companies to measure and recognize compensation expense for all share-based payments at fair value. SFAS 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees”. This statement will be effective for us as of January 1, 2006. If we were to issue share based compensation to employees in the future, compensation expense, depending on the size of the share based grants, may materially impact our statements of operations.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets—an Amendment of APB Opinion No. 29,” of SFAS 153, which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We are required to adopt SFAS 153 for nonmonetary assets exchanges occurring as of January 1, 2006. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” or SFAS 154 which replaces Accounting Principles board Opinion No. 20 “Accounting Changes” and SFAS No.3 “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No.28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. We are required to adopt SFAS 154 for accounting changes and corrections of errors made beginning January 1, 2006. We do not anticipate that the adoption of this standard will have a material impact on our financial position, cash flow or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, or FIN 47, “Accounting for Conditional Asset Retirement Obligations, an Interpretation of SFAS No. 143.” FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. We are required to adopt FIN 47 as of January 1, 2006. We do not anticipate that the adoption of this standard will have a material impact on our financial position, cash flow or results of operations.

In June 2006, the FASB released Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” or FIN 48, which prescribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption encouraged if the enterprise has not yet issued financial statements for fiscal years or interim periods in the period FIN 48 is adopted.

BUSINESS

Overview

We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have quickly integrated the manufacture of monocrystalline ingots and wafers for use in our solar module production. Our solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We produce standard solar modules ranging from 160 W to 185 W in power output. Our solar modules are built to general specifications as well as to our customers’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We sell most of our products to system integrators, including Conergy AG, Corporación Zigor S.A., Phönix SonnenStrom AG, Schüco International KG and SKR Energie GmbH.

We address the industry-wide shortage of polysilicon by forging supply relationships with several global and domestic silicon distributors, silicon manufacturers and semiconductor manufacturers. In addition, our experience and know-how in working with monocrystalline silicon have enabled us to use a higher proportion of low-cost, reclaimable silicon raw materials in the production of ingots, as compared to other manufacturing methods generally used in the industry. We purchase polysilicon and reclaimable silicon materials from our network of approximately 20 suppliers and leverage our ability to use a higher proportion of lower-cost reclaimable silicon materials, currently accounting for up to 80% of our total silicon requirements. In the future, we expect to enter into long-term supply contracts with our current and additional silicon suppliers as the industry-wide supply of polysilicon expands in line with current expectations. We also capitalize on our low-cost manufacturing capability in China to produce quality products at competitive costs.

As of September 30, 2006, we had an annual module manufacturing capacity of 59.8 MW. We expect to increase our total annual module production capacity to 75 MW by the end of 2006 and to 150 MW by the end of 2007. We currently use toll manufacturers by providing wafers to them and receiving solar cells from them in return. Such wafers are converted into solar cells using the toll manufacturers’ own technology. From time to time, we also sell a portion of our ingots to toll manufacturers and purchase wafers from them in return. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry whereby part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. The raw materials used by toll manufacturers are usually supplied by the originating company in order to control sourcing quality. We will complete our vertical integration strategy with the addition of our own solar cell plant, which will have an initial annual manufacturing capacity of 50 MW and is expected to be fully operational by mid-2007. As we expand into solar cell manufacturing, we are developing the process technologies to manufacture solar cells in-house. We may also consider partnering with solar cell manufacturers in developing process technologies to manufacture, cost-effectively and on a large scale, solar cells with high conversion efficiencies.

We began our research and development efforts in solar products in 1999. In 2002, we began our system integration business, and in late 2004 we began our current solar module business. In 2005 and the nine months ended September 30, 2006, we had net revenues of $27.3 million and $75.7 million, respectively, and net income of $3.2 million and of $8.8 million, respectively, from our continuing operations.

Our Industry

Solar power is the generation of electricity from sunlight through a process known as the photovoltaic effect. Solar cells perform the conversion of sunlight into electricity. These solar cells are interconnected and packaged into solar modules, which are mounted in areas with exposure to the sun. Solar power systems, which are comprised of multiple solar modules and system components such as batteries, inverters, electronic components and supporting structures are used in residential, commercial and industrial applications in both on-grid and off-grid applications. The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from a utility grid, represents the largest and fastest growing segment of the market.

The solar power market has grown significantly in the past several years. According to Photon Consulting, an independent solar energy research firm, the global solar power market, as measured by annual solar power production, increased by 41.7% from 1.2 GW in 2004 to 1.7 GW in 2005. During the same period, solar power industry revenues grew from approximately $8 billion in 2004 to approximately $12 billion in 2005. Photon Consulting projects that solar power industry revenues and solar power production will reach $72 billion and 10.4 GW, respectively, by 2010. Solar power production is expected to grow at a CAGR of 43.7% from 2005 to 2010, driven largely by rising grid prices, government initiatives and new distribution channels, according to Photon Consulting.

The tables below set forth the estimated growth of the global solar industry by MW of solar system production and revenues from 2004 through 2010.

Source:	Photon Consulting, 2006.

Solar Power Manufacturing Value Chain

The crystalline silicon-based solar power manufacturing value chain starts with the processing of quartz sand to produce metallurgical-grade silicon. This material is further purified to semiconductor-grade or solar-grade polysilicon feedstock. Reclaimable silicon raw materials, which include tops and tails of discarded portions of silicon ingots, pot scraps and broken silicon wafers acquired from the semiconductor and solar power industries, may also be used as feedstock.

In the most widely used crystalline silicon-based solar manufacturing process, feedstock is melted in high temperature furnaces, then formed into ingots through a crystallization process. Due to the significant increase in polysilicon prices as a result of its shortage, using less polysilicon and more reclaimable silicon raw materials to manufacture ingots results in lower overall cost of raw materials. However, the use of reclaimable silicon raw materials increases the difficulty of producing ingots of similar quality to those made from only polysilicon.

Ingots are cut and shaped, then sliced into wafers using high precision cutting techniques. Wafers are manufactured into solar cells through a multiple step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then interconnected and packaged to form solar modules, which together with system components such as batteries and inverters, are distributed to installers, systems integrators, service providers or directly to end-users, for installation for on-grid or off-grid systems.

The following diagram illustrates the value chain for the manufacture of monocrystalline-based solar power products.

Solar Cell Technologies

Currently, a majority of installed solar systems employ crystalline silicon technologies. A small portion of the installed base of solar systems uses thin-film technologies. Crystalline silicon cells are manufactured using either monocrystalline silicon, multicrystalline silicon or string ribbon technology.

•	Monocrystalline silicon technology has the longest production record of all available solar power technologies. In monocrystalline technology, the basic silicon material used is produced from a single seed crystal, which is dipped in molten polysilicon then pulled to become a single cylinderical ingot. Monocrystalline-based solar power products are more expensive to produce than multicrystalline-based solar power products of similar dimensions. However, due to the uniform properties associated with using a single crystal, the conductivity of electrons in monocrystalline silicon is optimized, thus yielding higher energy conversion rates.

•	Multicrystalline silicon is made from casting polysilicon into ingot blocks. It consists of numerous smaller crystals and generally contains more impurities and crystal defects that impede the flow of electrons relative to monocrystalline silicon. While this results in a lower energy conversion efficiency, producing multicrystalline-based solar power products is cheaper than producing monocrystalline-based solar power products of similar dimensions.

•	String ribbon technology is an emerging wafer fabrication process in which multicrystalline wafers are grown to their final thickness by drawing strings through a molten silicon pool forming continuous wafer ribbons, avoiding the need to saw wafers from ingots.

Thin-film technologies generally do not require polysilicon in the production of solar cells and modules, and have received increasing attention over the last few years due to the increase in polysilicon prices. Thin-film technologies allow for lower production costs by using lower amounts of semiconductor material; however, the efficiency of thin-film-based solar cells is generally lower than that of crystalline silicon-based solar cells. Further, thin-film production typically requires higher investment costs for production equipment.

According to Solarbuzz, crystalline silicon-based solar power products represented 94% of the market in 2005, compared to 6% for thin-film-based solar power products.

Key Growth Drivers

We believe the following factors have driven and will continue to drive the growth of the solar power industry.

Growing Electric Power Demand, Supply Constraints and Desire for Energy Security.    Worldwide demand for electricity is expected to increase from 16.1 trillion kilowatt hours in 2002 to 31.7 trillion kilowatt hours by 2030, according to the International Energy Agency, or IEA. The IEA also estimates that over 66% of the world’s electricity is generated from fossil fuels such as coal, natural gas and oil. Declining fossil fuel reserves and escalating electricity consumption are driving up wholesale electricity prices, resulting in higher electricity costs for consumers and highlighting the need to develop technologies for reliable and sustainable electricity generation. In addition to generation challenges, the electric grid infrastructure in many parts of the world is in need of substantial upgrades. The IEA estimates that the transmission and distribution infrastructure in North America requires over $900 billion in investments between 2003 and 2030 to meet the anticipated electricity demand. During the same period, in China almost $1.2 trillion in additional investments for electricity transmission and distribution may be needed. Furthermore, many governments are attempting to reduce their dependence on foreign sources of energy because of the political and economic instability in many oil and gas producing regions of the world. Solar power offers an attractive means of power generation without relying extensively on foreign energy resources.

Government Incentives for Solar Power.    Increasing environmental concerns and climate change risks associated with fossil fuel-based power generation have created political momentum for and pressure to implement greenhouse gas reduction strategies. Many countries have agreed to reduce emissions of carbon dioxide and other gases through international treaties such as the Kyoto Protocol. In addition, national and regional air pollution regulations also restrict the release of carbon dioxide and other gases. Solar power and other renewable sources, such as wind power, hydroelectric power and biomass, help address these environmental concerns.

Governments around the world have implemented a variety of policy initiatives to accelerate the development and adoption of solar power and other renewable energy sources. According to Photon Consulting’s estimate, government support globally for solar power will increase from US$1.8 billion in 2005 to US$7.2 billion in 2008. Renewable energy policies are in place in many European countries, certain Asian countries, many of the states and provinces in Australia, Canada and the United States and in certain Latin American countries. Examples of customer-focused financial incentives include capital cost rebates, feed-in tariffs and tax credits. Capital cost rebates provide money to partially offset the consumer’s upfront investment in a solar system. Feed-in tariffs require utilities to pay customers for the electricity they generate with solar systems based on kilowatt-hours produced, at a rate generally guaranteed for a period of time. Below is a description of the recent government incentives in the markets where we generate most of our revenues, such as Germany, Spain and Italy, and where we expect to further target, such as France, China, Japan and the United States:

•	Germany. Since 2000, Germany has enacted several laws that have contributed to the development of its solar power market. The Renewable Energy Law, as amended in 2004, requires electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. Germany’s renewable energy policy has contributed to Germany surpassing Japan as the leading solar power market in terms of annual megawatt additions in 2004. According to Solarbuzz, German installation grew 53% in 2005 to absorb 837 MW, or 57% of the world’s total photovoltaic production.

•

Spain.    In Spain, there are two policies that provide support for solar power. One of the policies sets a framework for feed-in tariffs for solar power. The Spanish government also put in place a New Renewable Energy Plan for the period of 2005 to 2010. The plan, although focused on wind power, envisages renewable energy sources to account for 12% of the country’s overall energy needs and 30% of total electricity consumption by 2010.

•	Italy. Italy passed renewable energy laws in 2005 which set fixed feed-in tariffs for electricity produced from renewable energy sources. The incentives are available to individuals, companies and public entities. There are other regional incentive programs to promote the installation of building integrated photovoltaic applications throughout Italy. The government is targeting to double the country’s production of energy from renewable sources by 2012.

•	France. According to Solarbuzz, France has traditionally relied on nuclear power for its electricity needs. In 2005, the market for photovoltaic on-grid and off-grid systems totaled approximately 6 MW. Recently, France has raised its feed-in tariff, established in 2002, to Euro 0.225 per watt for homeowners and to Euro 0.30 per watt for businesses. According to Solarbuzz, by 2010, France aims to increase the use of renewable energy to 21% of its energy use from the current 14%.

•	China. China’s Renewable Energy Law, which went into effect on January 1, 2006, authorizes relevant authorities to set favorable prices for the purchase of on-grid solar power-generated electricity, and provides other financial incentives for the development of renewable energy projects. Implementation rules have been promulgated in 2006. The National Development and Reform Commission is forecasting 400 MW to be installed by 2010 with continued growth to 1,000 MW installed by 2020.

•	Japan. Until 2005, Japan was the world-leading solar power market in terms of solar power installed capacity. The government runs a decade-long market incentive program which currently runs at 20 yen per watt for residential installation of solar power systems. According to Solarbuzz, demand for electricity in Japan has grown approximately 3.8% per year over the last 30 years, paralleling economic growth. While previous electricity generating facilities have matched growing demand, under the Kyoto Protocol, beginning in 2008, Japan will be obligated to cut back its carbon dioxide emissions by 6% from the levels in 1990. As a result, the government is expected to raise renewable energy to 3% of total energy consumed in 2010, with solar power expected to have 4,800 MW of installed capacity by 2010.

•	United States. Incentive programs in the United States have been implemented by several states, with the most notable programs in California and New Jersey. In California, the state’s Public Utilities Commission provides rebates of capital cost of $2.50 per watt installed. In August 2006, California enacted a law to promote residential and commercial solar installation in California, with a stated goal to install 3,000 MW of solar capacity by 2017. The New Jersey Clean Energy Program targets 90 MW of installed solar generation capacity by 2009 through rebates, grants and low interest project financing. In addition, the federal Energy Policy Act of 2005 provides tax credits for residential and commercial systems. The overall U.S. market for solar installation grew from 84 MW of new installation in 2004 to 105 MW in 2005, according to Solarbuzz.

Growing Awareness of the Advantages of Solar Energy.    Solar power has several advantages over both conventional and other forms of renewable energy:

•	Fuel risk advantage. Unlike fossil and nuclear fueled power generation, solar power generation does not require additional fuel and therefore is not susceptible to rising fuel prices or delivery risk. Although the amount and timing of sunlight varies over the day, season and year, a properly sized and configured system can be designed to be highly reliable while providing a long-term, fixed price electricity supply.

•	Reliability. With no moving parts or regularly required maintenance, solar power systems are among the most reliable forms of electricity generation. Accelerated aging tests have indicated that solar modules can operate for more than 20 years without the need for major maintenance other than the occasional cleaning of the solar module surface.

•	Environmental advantage. Solar power is one of the cleanest electric generation sources, capable of generating electricity without air or water emissions, noise, vibration, habitat impact or waste generation.

•	Peak energy use advantage. Solar power is well-suited to match peak energy needs as maximum sunlight hours generally correspond to peak energy demand periods when electricity prices are at their highest, as compared to other renewable resources that generally do not align power generation with peak demand periods.

•	Modularity and distributed generation capability. Solar power products can be deployed in many different sizes and configurations to meet the specific needs of the customer. Unlike other sources of electrical power, solar power allows for electric power generation at the point of consumption and does not require a transmission grid infrastructure to deliver electric power to the consumer.

Challenges Facing Solar Power

Despite the benefits, the solar power industry must overcome the following challenges to achieve widespread commercialization of its products.

Higher Cost to Consumers.    For most on-grid applications, the current overall cost of generating solar power electricity, when upfront capital costs are factored into cost-per-kilowatt, is greater than the cost of purchasing retail electricity from a utility grid. While government programs and consumer awareness have accelerated the use of solar power for on-grid applications, higher costs of solar power products remain one of the impediments to growth. To provide an economically attractive alternative to conventional grid power, the solar power industry must continually reduce manufacturing and installation costs and find ways to make the use of solar power cost-effectively over time without government incentives or subsidies. We believe that when the cost of electricity generated from solar power approaches the cost of electricity purchased from conventional sources of power, or grid parity, solar power will become more attractive to consumers and result in greater demand for solar power than currently estimated.

According to Photon Consulting, there will be higher demand for solar power in certain markets if the price of solar modules is reduced to $2.5 per watt or below. The following illustrates the 2006 demand curve for solar modules.

Source:	Photon Consulting, 2006.

Achieving Higher Conversion Efficiencies at Lower Cost.    Solar modules are typically measured and sold on the basis of cost per watt of power output. As a result, increasing the conversion efficiency of solar cells used in solar modules while holding constant or reducing material and assembly costs required to build solar modules will increase the attractiveness of solar modules to consumers. In addition, increased conversion efficiency of solar cells will also reduce the size and space required for a solar power system, thereby lowering the cost of installation for a consumer.

Shortages of Polysilicon.    There currently exists, and is expected in the near term to continue to exist, an industry-wide shortage of polysilicon, an essential raw material in the solar power supply chain. According to Solarbuzz, the polysilicon shortage is expected to last through at least 2008, when additional polysilicon manufacturing capacity is expected to become available. The increase in polysilicon manufacturing capacity is expected to come from the expansion of existing plants and new plants which will employ existing, well-proven technologies as well as new technologies expected to offer the potential for lower cost polysilicon. Given the current demand and supply imbalance, effective supply chain management is a critical element for the continued growth of the solar power industry and for controlling silicon raw material costs.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the global solar power market:

Vertically Integrated Business Model.    We are currently engaged in the manufacturing of ingots, wafers and solar modules. In addition, we are constructing a solar cell manufacturing plant to complete our vertically integrated business model. Compared to other manufacturers who rely on toll manufacturing throughout the solar power value chain and a supply-chain management strategy, we believe that this model provides us with the following advantages:

•	Capturing value along the solar power value chain. We believe that opportunities exist to capture additional margin by producing ingots, wafers and solar modules ourselves. As a vertically integrated solar manufacturer, we believe we will be better positioned to compete against companies that specialize only in certain stages of the solar power value chain because we can control more steps of the manufacturing process and eliminate the costs associated with our dependence on toll manufacturers and third-party suppliers.

•	Realizing greater control over quality and continuous process improvement. We believe that it is difficult for many solar manufacturers to efficiently examine and test, on a large scale, the technical parameters of materials procured from third-party suppliers. Our integrated manufacturing capabilities allow us to monitor the quality of our solar power products without having to rely on the quality assurances of other manufacturers or third-party suppliers. In addition, our integrated approach provides us with insights into methods to improve our manufacturing processes by designing more efficient ways of delivering goods across various stages of the value chain.

•	Achieving higher efficiency and lower costs by streamlining and shortening production cycles. We believe that our vertically integrated business model provides us with a more streamlined in-house production process with shorter production cycles as compared to other non-integrated solar power products companies. For example, we do not need to repeat tasks such as packing, unpacking and shipping ingots, wafers, and/or cells prior to their respective processing through the value chain. Furthermore, the elimination of such logistical tasks will help reduce product breakage that typically occurs during shipment, packing or unpacking processes. Moreover, we can consolidate some of our back-office functions such as shipping, inventory management and other related logistical tasks. As a result, we believe that we have the ability to reduce production cycle times as our machinery can be put to better use with less interference from shipping times or delays, and we can raise our efficiency through a streamlined operation.

Experienced Producer of Monocrystalline-based Solar Power Products.    We are one of the few Chinese producers of solar power products who specialize in the use of monocrystalline silicon. Monocrystalline based solar power products offer higher conversion efficiency, but are typically produced at a higher cost than multicrystalline-based solar power products of similar dimensions. We believe that our proprietary process and technical know-how in working with monocrystalline silicon offer us a distinct cost advantage. Compared to methods generally used in our industry, we are able to use a higher proportion, approximately 80%, of reclaimable silicon raw materials in lieu of more expensive virgin polysilicon. During periods of polysilicon supply shortage, our know-how and access to reclaimable silicon raw materials allow us to achieve optimal flexibility in raw material procurement.

Furthermore, even though we began wafer manufacturing in February 2006, our ability to implement new technologies quickly has enabled us to cut thinner monocrystalline wafers to an industry standard of 220 microns. We have also been able to cut wafers with a 200 micron thickness and are exploring ways to commercially produce wafers of such thickness. At the same time, we are also able to, on a trial basis, increase the diameter of our monocrystalline silicon ingots and thus the dimension of our wafers. We are working towards the production, on a trial basis, of monocrystalline silicon wafers with a length and a width of 156 millimeters (from the existing 125 millimeters).

Our experience in the production of monocrystalline-based solar power products has enabled us to use approximately 8.5 grams of silicon per watt of modules produced, which is above the industry average of approximately 10.5 grams of silicon per watt of module produced, as estimated by Photon Consulting.

Active Management of Upstream Raw Material Supplies.    We actively manage many supply sources and types of silicon needed for our business. This management capability helps us to secure a reliable and cost-effective supply of raw materials and to mitigate the effects of the current polysilicon supply shortage. We procure silicon raw materials from various sources, including international polysilicon manufacturers as well as international and domestic distributors. We purchase reclaimable silicon raw materials from approximately twenty suppliers, including semiconductor manufacturers. Our spot cost per kilogram of reclaimable silicon has historically been significantly lower than the spot cost of polysilicon.

Moreover, we have procurement personnel located in China and Europe. Our procurement team’s geographic proximity to raw material supply sources helps us better communicate with our suppliers and allows us to respond to them quickly. We have secured over 80% of our silicon raw material requirements to support our estimated production output in 2007. In addition, we are currently in active discussions with our suppliers to secure approximately 20% of our silicon raw material requirements needed for our production output in 2007. We intend to leverage the global reach of our procurement personnel to secure the remainder of our silicon requirements.

Low-cost, China-based Manufacturing Capability.    We believe our China-based manufacturing provides us with a cost advantage over manufacturers in Europe, Japan and North America. We maximize production efficiency by optimizing automated and manual operations in our manufacturing processes to leverage our lower cost skilled workforce, engineering and technical resources. Moreover, we also procure and utilize lower-cost domestically-built equipment with comparable quality to that of imported equipment.

Established Management Team with Significant Industry Expertise.    We have an experienced management team that has a record of implementing new technologies and production processes quickly and has successfully expanded the scope of our production capacity in the past year. For example, we have completed a high degree of vertical integration within just two years of commencing module manufacturing. Mr. Jifan Gao, our chairman and chief executive officer, has over 14 years of senior management experience in solar and other manufacturing industries. Mr. Gao currently serves as the vice chairman of the China Renewable Energy Society Solar Power Construction Committee and as the standing vice chairman of New Energy Chamber of Commerce of All-China Federation of Industry and Commerce. Mr. Diming Qiu, head of our technology committee, has more than 22 years of experience in the solar industry. He was involved in the construction of a vertically integrated production line from ingot manufacturing to module assembly in China in the 1980s, and was a member of China’s National Solar Photovoltaic Energy System Standardization Technology Commission. We have also recruited experienced managers with diverse international backgrounds to help continue our expansion and growth.

Our Strategies

Our objective is to be a global leader in the development and manufacture of solar power products. We intend to achieve this objective by pursuing the following strategies:

Complete Our Vertically Integrated Manufacturing Capabilities.    We have achieved a high degree of vertical integration by establishing monocrystalline silicon ingot, wafer and solar module manufacturing operations over a 15-month period. To complete our vertical integration strategy, we are constructing a solar cell plant with an initial annual manufacturing capacity of 50 MW, which is expected to be fully operational by mid-2007. We believe in-house solar cell production capacity will reduce our dependence on third-party cell manufacturers and improve our margins. With our track record of successfully manufacturing ingots, wafers and modules, we believe that we will be able to efficiently manage our vertically integrated manufacturing process and realize other technical and cost synergies. We also believe that our integrated in-house manufacturing capabilities will allow us to monitor the quality of our solar products without relying on the quality assurance of third-party manufacturers or suppliers and have better quality control over the entire manufacturing process.

Expand Our Manufacturing Capacity.    We plan to substantially increase our manufacturing capacity in order to both meet ongoing demand for our products and maximize economies of scale. Currently, our solar module manufacturing capacity is 59.8 MW per year. We plan to construct additional module production lines and to increase our annual manufacturing capacity to 75 MW and 150 MW by the end of 2006 and 2007, respectively. To support our capacity expansion plans, we intend to continue to source our production equipment from cost-competitive suppliers, and to purchase certain precision-calibrated equipment from overseas equipment suppliers. As part of our capacity expansion plans, we will continue to utilize low-cost skilled labor to achieve economies of scale and enhance our margins.

Expand and Maintain Flexible Raw Material Supply Sources.    We believe that our future success will continue to depend largely on our ability to secure reliable and cost-effective silicon raw materials. We intend to pursue a two-pronged strategy to secure our silicon raw material needs. We will seek to minimize our purchases of polysilicon on the spot market, which has traditionally been characterized by higher prices than reclaimable silicon materials. We will also continue to rely on our proprietary process and technical know-how and our network of suppliers to procure an optimal mix of polysilicon and reclaimable silicon materials sufficient to meet our production output.

Pursue Large-Scale Production to Achieve a Grid Parity Cost Structure in the Long Run.    We recognize that the long-term challenge for solar power remains its higher cost compared to conventional sources of electricity such as fossil fuel. We anticipate that when the cost of electricity generated from solar power approaches the cost of electricity purchased from conventional sources of power, or grid parity, solar power will become more attractive to consumers. Solar-power product manufacturers who have the ability to manufacture products that can generate electricity closer to grid parity will consequently have a distinct advantage, including the ability to sell into markets where government subsidies are minimal. It is our long-term strategy to build our company into an industry leader in pursuing production cost approaching grid parity pricing for electricity by leveraging our inherent strengths, including our vertically integrated business model, our proprietary process and know-how with monocrystalline silicon production, as well as our low-cost, China-based manufacturing presence.

In the long term, we anticipate that the price of polysilicon will decrease, particularly after 2008, as additional polysilicon manufacturing capacity becomes available through the expansion of existing plants and new plants employing existing, well-proven technologies and new technologies that offer the potential for lower cost polysilicon production. As a result, we plan to enter into long-term supply contracts for polysilicon beginning in 2008. We believe that we will secure our silicon requirements through long-term supply contracts beginning in 2010.

Despite the decrease in the price of polysilicon, we anticipate that the long-term strategy of reaching grid parity may not be achieved until 2010 to 2020. In addition, the price at which grid parity exists varies based on each individual market. Currently, we do not derive significant revenues from markets where grid parity could be reached in the shortest period of time. In addition, we estimate that our cost of revenues would need to reach approximately $1.75 per watt or below in order for us to begin to reach grid parity in some markets.

Continue to Enhance Efficiency of our Manufacturing Process.    We plan to devote substantial research and development resources to enhancing the efficiency of our monocrystalline-based manufacturing processes, which will be relevant to both our current manufacturing mix of ingots, wafers and solar modules, and our expansion into solar cell production. We will focus on developing process technologies to make full use of the conversion efficiency advantage of monocrystalline silicon over multicrystalline and other solar technologies. As part of this strategy, our focus is to improve our existing proprietary manufacturing know-how and to increase the use of higher proportions of reclaimable silicon raw materials in the production of monocrystalline silicon ingots and wafers, without compromising quality. We are also investing in the development of process technologies to reduce the thickness and enlarge the dimension of wafers to conserve the use of polysilicon.

Further Diversify our Geographic Sales Effort and Customer Base.    In order to continue growing our sales and to reduce our exposure to any particular geographic market, we intend to broaden our geographic presence and diversify our customer base. Historically, the majority of our revenues attributable to solar modules were generated from sales to customers located in Europe, particularly Germany. While Germany is expected to continue to be a significant market for us, we plan to expand our business presence in the emerging solar power markets of Spain, Italy, France, Greece, South Korea, the United States, Japan and China. Moreover, we have near-term plans to expand our sales network by establishing offices in Europe and the United States for local sales to those regions.

We plan to use a two-pronged market penetration strategy. First of all, we will continue to sell to large customers, such as distributors and wholesalers of solar power products at existing or greater volumes. Secondly, as our production output grows, we will sell the remainder of our productions to small and medium customers such as system installation companies. Our sales to these customers will focus on developing our brand and servicing these customers regionally, while at the same time provide us further insights into market trends and conditions. We believe that we will achieve better pricing by selling to small and medium customers compared to large customers.

Target the Emerging Solar Market in China.    We expect the solar energy market in China to have great potential in response to recent legislation and policies encouraging the use of renewable energy sources. We intend to further pursue the system integration market in China when it becomes more developed as well as actively sell our solar modules to Chinese customers. We believe our expertise in solar power system integration, our in-depth knowledge of the local market and our proven track record obtained through the experience of completing several pilot installation projects with various governmental entities will give us a competitive advantage to capture market growth opportunities.

Products

Solar Modules

We design, develop, manufacture and sell solar modules. Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar modules, ranging from 160 W to 185 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. This power output is slightly below the amount of power required for a typical 29-inch television set with a 200 W specification. The variation in power output is based on the conversion efficiency of the cells used in our solar modules. We also design and produce solar modules based on our customers’ specifications. Our solar modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We primarily sell our modules under our own brand.

System Integration

From time to time, we design and manage the installation of solar power systems for selected solar projects funded or subsidized by the Chinese government. For example, in 2002, we participated in the government-funded “Electrification Project for Townships in Western China.” As part of this project, we installed 40 solar power stations with 715 KW in total power output in Tibet. In October 2005, we were awarded a government-funded project to electrify a government building located in Changzhou, and in July 2006, we won a bid to install a solar power system in a residential building in Zhejiang. We intend to continue to secure and implement system integration projects for government-funded solar power initiatives in China.

Manufacturing

We manufacture ingots, wafers and modules. Our facilities include module, ingots and wafer production lines with the current annual manufacturing capacity of 59.8 MW, 49.7 MW and 33.0 MW per year, respectively. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our ramp up for each of our facilities.

Manufacturing Facility	Floor Space (Leased/Owned)	Manufacturing Commencement Date	Annual Manufacturing Capacity as of September 30, 2006	Production Output for the Nine Months Ended September 30, 2006	Estimated Annual Manufacturing Capacity as of December 31, 2006
(Sq. Meters)
Solar modules	Owned/5,348	November 2004	59.8 MW	19.0 MW(1)	75 MW
Silicon ingots	Owned/5,328	August 2005	49.7 MW(2)	17.8 MW(2)	75 MW(2)
Silicon wafers	Owned/5,286	February 2006	33.0 MW(2)	13.4 MW(2)	75 MW(2)

(1)	Include modules produced but not shipped as of September 30, 2006.
(2)	Presented in terms of production output in MW equivalent of module production.

We expect to increase our total annual module manufacturing capacity to 75 MW by the end of 2006 and to 150 MW by the end of 2007.

•	Silicon feedstock. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon manufacturers and distributors. We test and categorize reclaimable silicon raw materials based on their technical properties. These reclaimable silicon raw materials then undergo mechanical grinding and chemical cleaning before they are mixed using our proprietary formula. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots.

•

Ingots.    We began manufacturing ingots in August 2005 with pulling machines. As of September 30, 2006, we had 48 pulling machines with an aggregate annual capacity of approximately 403.2 metric tonnes, which typically yields 49.7 MW of modules based on current manufacturing processes. By the end of 2006, we plan to add another 32 pulling machines and our ingot output will support an estimated annual module capacity of 75 MW.

To produce monocrystalline silicon ingots, silicon raw materials are first melted in a quartz crucible in the pulling machine, which acts as a furnace. Then, a thin crystal seed is dipped into the melted material to determine the crystal orientation. The seed is rotated and then slowly extracted from the melted material which solidifies on the seed to form a single crystal.

•	Wafers. Currently, we slice silicon wafers to a 220 micron thickness, while maintaining a low breakage rate. We began manufacturing wafers in February 2006. Ingots are squared and then sliced into wafers by high-precision cutting techniques using steel wires and silicon carbon powder. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants and packed and shipped in boxes to solar cell manufacturers. Our annual wafer manufacturing capacity as of September 30, 2006 was approximately 15.4 million wafers, which typically yields 33.0 MW of modules based on current manufacturing processes. We currently use toll manufacturers to produce a portion of our silicon wafers. We plan to increase our annual manufacturing capacity to approximately 33 million wafers by the end of 2006 to meet our estimated annual module capacity of 75 MW.

•	Solar cells. We currently use toll manufacturers to produce solar cells for use in our solar modules. However, we intend to become a fully vertically integrated manufacturer by building our own solar cell plant with an annual manufacturing capacity of 50 MW, the completion of which is expected to be by mid-2007.

•	Solar modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from 6 MW per year as of November 2004 to 59.8 MW per year as of September 30, 2006. We currently have six production lines, and plan to increase our annual manufacturing capacity to 75 MW by adding two additional lines by the end of 2006.

To assemble solar modules, we interconnect multiple solar cells by taping and stringing the cells into a desired electrical configuration. The interconnected cells are laid out, laminated in a vacuum, cured by heating and then packaged in a protective light-weight aluminum frame. Through this labor-intensive process, our solar modules are sealed and become weatherproof and are able to withstand high levels of ultraviolet radiation and moisture.

Solar module assembly remains a labor intensive process. We leverage China’s lower labor costs by using a greater degree of labor in our manufacturing process when it proves to be more efficient and cost-effective than using equipment. We are in close proximity to Chinese solar equipment manufacturers that offer many of the solar manufacturing equipment we require at competitive prices compared to most similar machinery offered by international solar equipment manufacturers.

•	System integration. We design and manage the installation of solar power systems, which consist of solar modules that are physically mounted and electrically interconnected with system components such as batteries and inverters. In selected projects for which we have been engaged, our solar systems provide power to both on-grid or off-grid customers.

All of our research, development and manufacture of ingots, wafers and solar modules are conducted at our facilities in Changzhou, China, where we occupy a site area of approximately 53,000 square meters as of September 30, 2006. We have also acquired the right to use a parcel of land of approximately 42,000 square meters located adjacent to our main site. We have begun constructing a solar cell plant on this land. We also own a facility of approximately 7,600 square meters in Changzhou, China, where our discontinued aluminum siding business is located. We believe our current and planned facilities will meet our current and foreseeable requirements.

Silicon Raw Material Supplies

Our business depends on our ability to obtain silicon raw materials, including polysilicon, reclaimable silicon raw materials and, from time to time, ingots. We procure polysilicon from international manufacturers as well as international and domestic distributors, and purchase reclaimable silicon raw materials from approximately twenty suppliers, including semiconductor manufacturers.

We have procurement offices in China and have employed procurement personnel in Europe. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.

We have secured over 80% of our silicon raw material requirements to support our estimated production output in 2007. In addition, we are in active discussions with our suppliers to secure approximately 20% of our silicon raw material requirements needed for our production output in 2007. We intend to leverage the global reach of our procurement personnel to secure the remainder of our silicon requirements.

Solar Cell Supplies

We have historically purchased solar cells from third-party solar cell manufacturers. After we installed our monocrystalline ingot and wafer production lines, we began manufacturing silicon raw materials into ingots and wafers in-house, and outsourcing the fabrication of solar cells to solar cell manufacturers. We have developed collaborative relationships with various international and domestic manufacturers of solar cells, including Suntech Power Holdings Co., Ltd., Q-Cells AG, Motech Industries, Inc. and DelSolar Co., Ltd. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell technology and solar module manufacturing, we began building a solar cell plant with an annual manufacturing capacity of 50 MW. We have ordered the necessary equipment for our solar cell plant, and our contemplated cell production line is expected to reach full capacity by mid-2007. In addition, in December 2006, we entered into an arrangement with Q-Cells AG pursuant to which Q-Cells AG has agreed to provide technical assistance to us during the ramp-up phase of our solar cell production lines. We have agreed to continue to source cells from them in the interim and they have agreed to provide silicon raw materials to us for processing.

From time to time, we purchase monocrystalline ingots, wafers or cells not manufactured under toll arrangements to take advantage of favorable market conditions or to meet any of our production requirements. We expect to discontinue purchasing solar cells from toll manufacturers by late 2007, when our solar cell manufacturing output capacity is expected to be in line with our ingot, wafer and module manufacturing output capacity.

Equipment

We selectively use automation to enhance quality consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from Chinese solar equipment suppliers. Other critical equipment is sourced worldwide. Key equipment used in our manufacturing facilities includes ingot pulling machines, high-precision wafer sawing machines and automatic laminators. Set forth below is a list of our major equipment as of September 30, 2006.

Manufacturing Facility	Major Equipment	No. of Units in Operation as of September 30, 2006	No. of Units Expected to be in Operation by December 31, 2006	Source (Country)
Silicon ingots	Ingot pulling machines	48	48	China
Silicon wafers	Wafer sawing machines	4	6	Switzerland
Solar modules	Automatic laminators	6	8	China

Quality Assurance

Our quality control was set up according to the quality system requirements of ISO 9001:2000. Our quality control consists of three components: incoming inspection through which we ensure the quality of the raw materials that we source from third parties, in-process quality control of our manufacturing processes, and output quality control of finished products through inspection and conducting reliability and other tests.

We have received international certifications for our quality assurance programs, including ISO 9001:2000, which we believe demonstrate our technological capabilities as well as instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this prospectus.

Certification Test Date	Certification or Test Standard	Relevant Products
October 2006	ISO 9001:2000 quality system certification	Production of solar module, design, developing, production, installation and customer service of solar power system (station)

December 2005	CE certification	Solar modules sold in Europe

August 2006	IEC 61215:1993 test standard	Solar modules sold in Europe

August 2006	TÜV Safety Class II Test	Solar modules sold in Europe

Customers and Markets

We currently sell our solar modules primarily to system integrators. Some of these system integrators also resell our modules to other system integrators. Our customers typically design and sell integrated systems that include our branded solar modules along with other system components. Our major customers for the nine months ended September 30, 2006 include Conergy AG, Corporación Zigor S.A., Phönix SonnenStrom AG, Schüco International KG and SKR Energie GmbH.

A small number of customers have historically accounted for a majority of our net sales. Top five of our customers collectively accounted for approximately 59.1% and 69.4% of our net revenues in 2005 and the nine months ended September 30, 2006, respectively. Each of Inowatt Elektro Technik GmbH and Soleko GmbH contributed over 10% of our net revenues for 2005. Each of Corporación Zigor S.A., Conergy AG, Phönix SonnenStrom AG, Schüco International KG and SKR Energie GmbH contributed over 10% of our net revenues for the nine months ended September 30, 2006.

We currently sell most of our solar modules to customers located in Europe, in particular Germany. Solar manufacturers like us have capitalized on the government and regulatory policies for the promotion of solar power in many jurisdictions. The following table sets forth our total net revenues by geography derived from sales of our solar modules for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2004		2005		2005		2006
Region	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent
					(unaudited)
	(in thousands, except for percentages)
Europe
Germany	$337	81.5%	$23,586	86.5%	$11,295	99.0%	$46,298	61.1%
Others	—	—	2,776	10.2	—	—	21,031	27.8

Europe Total	337	81.5	26,362	96.7	11,295	99.0	67,329	88.9
China	34	8.1	848	3.1	110	1.0	—	—
South Africa and Others	43	10.4	65	0.2	—	—	8,404	11.1

Total	$414	100.0%	$27,275	100.0%	$11,405	100.0%	$75,733	100.0%

In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. While Germany is expected to continue to be a significant market for us, we plan to significantly expand our sales of solar modules to several solar power markets, including Spain, Italy, France and Japan. We also intend to focus on sales of solar modules to customers located in certain states in the United States, in particular California.

Many of our solar module sales are conducted via short term purchase orders placed by our customers. We sometimes enter into short-term sales contracts with terms of three to six months with our customers under which we are obligated to sell our products at a set price during the term of the contract. Given the strong industry demand for solar modules and increases in average selling price per watt in recent years, the short-term nature of our contractual arrangements has allowed us to benefit from the price increases. Depending on the credit status of our customers, market demand and the term of the contracts, we generally require our customers to make a prepayment of 30% to 100% of the total contract price, with the remaining balance to be paid within 15 days after shipment.

As we plan to enhance our relationship with our key customers, we intend to enter into longer term sales contracts with flexible pricing in order to secure demand for our solar modules.

Pursuant to our sales contracts, we provide customers with warranty services. Our solar modules are typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty for up to 25 years following the date of purchase or installation.

Sales and Marketing

We market and sell our solar power products primarily to system integrators. All of our sales personnel are based in Changzhou, China. Our marketing programs include industry conferences, trade fairs and public relations events. Our sales and marketing group works closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We have near-term plans to expand our sales network by establishing offices in Europe and the United States dedicated to regional sales.

Research and Development

We focus our research and development efforts towards improving our ingot, wafer and module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of September 30, 2006, our research and development staff consisted of 25 employees. In addition, some of our manufacturing employees regularly participate in our research and development programs.

Our research and development department is divided into teams responsible for research of each stage of the solar power value chain, such as ingot, wafer and module production and system integration. We also have a technology committee, which meets regularly to review current development progress and identify new research and development areas. Our technology committee is spearheaded by our senior management and is comprised of both our employees and external solar energy experts.

Our research efforts are currently focused on our three main product areas, namely ingots, wafers and modules. We seek to increase the size of the ingots we produce and to use a higher proportion of reclaimable silicon raw materials in the production of ingots. We are working towards the production, on a trial basis, of silicon wafers with a width of 156 millimeters, from 125 millimeters currently, sliced from larger ingots. We are exploring ways to reduce the thickness of such wafers to a 200 micron thickness from the current 220 micron thickness. For the assembly of modules, our research and development team works closely with our manufacturing team and customers to improve our solar module and system designs, including integrating construction elements with our modules for use in system integration projects that require our modules to be built for certain applications, such as roof tiles and glass panels.

As we plan to expand into solar cell manufacturing, we are developing the process technology to make full use of the conversion efficiency advantages of monocrystalline silicon over other solar power technologies, while simultaneously reducing the manufacturing costs. We have a team of 10 employees dedicated to the development and implementation of this process technology. We may also partner with solar cell manufactures in developing process technologies to manufacture solar cells with high conversion efficiencies. We also plan to make additional efforts to realize the technical and cost synergies of having in-house vertically integrated manufacturing capabilities.

Intellectual Property

In manufacturing our solar power products, we use know-how available in the public domain and unpatented know-how developed in-house. We rely on a combination of trade secrets and employee contractual protections to establish and protect our proprietary rights. We believe that many elements of our solar power products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. Substantially all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us.

As of September 30, 2006, we had 14 issued patents and 5 patent applications pending in China. In general, most of our issued patents relate to technology that we do not use in our current production of solar power products, while some of our issued patents and our pending patent applications relate to technology that we are going to use, including technology relating to integration of construction elements into our solar modules or solar systems. As we expand our product portfolio and enter into solar cell manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

Competition

The market for solar power products is competitive and fast evolving. We expect to face increasing competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for solar modules include:

•	manufacturing efficiency;

•	power efficiency and performance;

•	price;

•	strength of supplier relationships;

•	aesthetic appearance of solar modules; and

•	brand name and reputation.

We compete with other module manufacturing companies such as Baoding Tianwei Yingli New Energy Resources Co., Ltd., BP Solar International Inc., ErSol Solar Energy AG, Suntech Power Holdings Co., Ltd. and Sunways AG. Some of our competitors also manufacture and supply us with solar cells. We believe one of our key advantages over some of these competitors is our high degree of vertical integration, which will be further strengthened with the completion of our proposed solar cell plant. Some of our competitors have also become vertically integrated, from silicon wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Many of our competitors have a stronger market position than ours and have greater resources and better brand recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

We may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. If we fail to compete successfully, we may be unable to expand our customer base and our business would suffer.

In the immediate future, because of the growing demand for solar power products, shortage of polysilicon and rising cost of silicon raw materials, we believe that the competitive arena will increasingly center around securing silicon supply and forming strategic relationships to secure supply of key components and technologies. Consolidation of the segments of the solar industry supply chain is already occurring and will continue. We believe that should the supply of silicon stabilize while the demand for modules remains strong, the key to competing successfully will shift to more traditional marketing and sales activities, and strong relationships that we are currently building will support us in the new competitive environment.

Environmental Matters

We believe we have obtained all of the environmental permits necessary to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. However, we have devoted efforts to reduce such wastes to acceptable levels. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. We believe we are currently in compliance with all applicable environmental laws and regulations. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

Employees

As of September 30, 2006, we had 910 full-time employees, including 805 in manufacturing, 25 in research and development, 12 in sales and marketing and 68 in general and administrative. Of these employees, 908 are located in our facilities in Changzhou, and two are located in Europe. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

Insurance

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We are in the process of purchasing director and officer liability insurance for our directors and executive officers. We do not maintain product liability insurance or business interruption insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $13,000 and $62,000 in insurance premiums in 2005 and 2006, respectively, for insurance coverage up to October 2007. The increase in premium was largely due to an increase in the scope of our insurance coverage, including our purchase of business interruption insurance.

Legal Proceedings

We are not involved in any litigation or other legal matters that would have a material adverse impact on our business or operations.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives of the Renewable Energy Law. These directives set forth specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

China’s Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005 which sets forth specific measures to conserve energy resources.

Environmental Regulations

We are subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 1, 2005), or Catalogue. The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Trina China, our operating subsidiary, is engaged in an encouraged industry. Trina China is permitted under the PRC laws to be wholly owned by a foreign company. Trina China is, accordingly, also entitled to certain preferential treatment granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

Tax

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC accounting principles. In accordance with Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax of 30% and a local income tax of 3%. The Income Tax Law and the related implementing rules provide certain preferential favorable tax treatments to foreign invested enterprises which qualify as “advanced technological enterprises” or are established in certain areas in the PRC.

In 2002, Trina China relocated to a high-tech zone in Changzhou, and as a “high and new technology enterprise,” it qualified for a preferential enterprise income tax rate of 15% in 2002 and 2003. As a foreign invested enterprise engaged in a manufacturing business, Trina China was also entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 1999 and 2000, and to a 50% reduction of its applicable income tax rate for the succeeding three years, which were from 2001 to 2003. Therefore, Trina China had a tax rate of 7.5% in each of 2002 and 2003. In 2004, Trina China moved out of the high-tech zone and no longer qualified for a preferential enterprise income tax rate of 15%. Trina China, a foreign invested enterprise engaged in a manufacturing business and established in Changzhou, which is within a coastal economic zone, is entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China has been qualified as an “advanced technological enterprise” and, as a result, has enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006.

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods in China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion or all of the refund of VAT that it has already paid or borne. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Regulations (1996), as amended. Under the Regulations, RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the State Administration for Foreign Exchange of China, or SAFE, is obtained.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign invested enterprises in China may purchase and/or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the Wholly Foreign-owned Enterprise Law (1986), as amended by the Decision on Amending the Law of the People’s Republic of China on Wholly Foreign-owned Enterprise (2000), and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended by the Decision of the State Council on Amending the Implementing Rules of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprise (2001).

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Wholly foreign owned enterprises are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position
Jifan Gao	41	Chairman and Chief Executive Officer
Sven M. Hansen	42	Director
Canfang Liu	53	Director
Liping Qiu	42	Director
Jianwei Shi	48	Director
Jerome Corcoran	57	Independent Director
Peter Mak	45	Independent Director
Sean Shao	49	Chief Financial Officer
Srinivasamohan Narayanan	53	Vice President of Technology
Tai Seng Png	43	Vice President of Operations
Chunyan Wu	38	Vice President of Sales and Marketing
Yu Zhu	32	Vice President of Procurement
Diming Qiu	66	Head of Technology Committee
Arturo Herrero	34	Director of Sales and Marketing
Andrew Klump	30	Director of Business Development

Directors

Mr. Jifan Gao founded our company in 1998. He has been our chairman and chief executive officer since January 1998. From August 2001 to October 2006, Mr. Gao served as the chairman of Changzhou Tianhe Investment Co., Ltd., a Chinese company that invests in new energy technologies, and the chairman of Changzhou Tianhe New Energy Institute Co., Ltd., a Chinese company that is engaged in R&D and consulting services for new energy technologies, from May 2003 to October 2006. Mr. Gao also served as the vice chairman of Changzhou Minsheng Financing Guarantee Co., Ltd, a Chinese company that provides guarantee, investment and consulting services, from June 2004 to October 2006. Prior to founding our company, Mr. Gao was the founder and the head of Wujin Xiehe Fine Chemical Factory, a Chinese company that manufactures detergents for metal surfaces, from 1992 through 1997. From 1989 to 1992, Mr. Gao was one of the co-founders and the head of Guangdong Shunde Fuyou Detergent Factory. Mr. Gao also serves as the vice chairman of the Solar Power Construction Committee of the China Renewable Energy Society and as the standing vice chairman of the New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce. Mr. Gao has published and presented several articles and papers in solar power related magazines and conferences. Mr. Gao received his master’s degree in physical chemistry from Jilin University in 1988 and his bachelor’s degree in chemistry from Nanjing University in 1985. Mr. Gao’s wife is Ms. Chunyan Wu, our vice president of sales and marketing.

Dr. Sven M. Hansen has been a director of our company since June 2006. Dr. Hansen is the chief investment officer of Good Energies Inc., a Swiss company that provides advice on investments in renewable energies to its affiliates. He also serves as the chairman of Concentrix Solar GmbH, a German company that focuses on the development of solar power plants, and as a director of Solarfun Power Holdings Co., Ltd., a Chinese solar products manufacturer, and InErgies Capital Inc., a Swiss company that advises on energy sector investments. He is a member of the advisory board of the Sustainable Energy Finance Initiative of the United Nations. Dr. Hansen was a managing partner of Black Emerald Group, a firm that is engaged in renewable energy financing, from 2001 to 2003. He served as the chief financial officer and a member of the executive board of Intels Group, an energy logistics company in London, from 1999 to 2001. From 1996 to 1998, he worked in New York and London as a vice president and an executive director in the structure finance business of UBS, a major global securities and investment banking firm. Dr. Hansen received his bachelor’s degree in business administration from University of Basle in 1985, and his MBA degree in 1987 and his Ph.D. in business administration in 1992 from the University of St. Gall.

Mr. Canfang Liu has been a director of our company since December 2004. Mr. Liu is the chairman and general manager of Jiangsu Jiuzhou Investment Group Co., Ltd., a Chinese company that is engaged in real estate development and property management, since 1998.

Mr. Liping Qiu has been a director of our company since May 2006. He is one of the founding partners of Milestone Capital Management Co. Ltd, a China-focused private equity investment and advisory company incorporated in the Cayman Islands, and the general partner of Milestone China Opportunities Fund I, L.P, a Cayman Islands limited partnership that invests primarily in high-growth Chinese companies, since 2002. In 2001, Mr. Qiu was Bear Stearns’s Beijing Office Representative, responsible for investment banking operations in China. From 1997 to 2000, Mr. Qiu was an analyst at Merrill Lynch’s direct investment group and corporate finance group, and, from 1998 to 2000, he served as the chief financial officer of Tianrun Crankshaft Co., Ltd., an independent Chinese crankshaft manufacturer. Mr. Qiu received his bachelor’s degree and master’s degree in engineering from the National University of Defense Technology of China in 1984 and 1986, respectively.

Mr. Jianwei Shi has been a director of our company since December 2004. Mr. Shi is the founder of Changzhou Wujin Nanfang Bearing Co., Ltd., a Chinese company that manufactures needle bearings, gears and other industrial components, where he has been the chairman and general manager since 1999.

All of our directors will remain as shown after the conversion of our Series A preferred shares, which will occur immediately upon the closing of this offering.

Independent Directors

Mr. Jerome Corcoran has been an independent director of our company since December 18, 2006. From 1995 to 1998, Mr. Corcoran was a managing director at Merrill Lynch’s China Private Equity Group in Beijing, China. From 1989 to 1994, Mr. Corcoran had served as a managing director and the head of international investment banking of Merrill Lynch in New York and London. Mr. Corcoran retired from his investment banking career in 1998 and has been managing his personal wealth since his retirement. Mr. Corcoran received his bachelor’s degree in political philosophy from Loyola University in 1971 and his MBA degree from St John’s University in 1974.

Mr. Peter Mak has been an independent director of our company since December 18, 2006. Mr. Mak is currently the managing director of Venfund Investment, an asset management and financial advisory firm, which he co-founded in late 2001. He was a partner at Arthur Andersen Worldwide and the managing partner of Arthur Andersen Southern China. Mr. Mak also serves as an independent director and audit committee chairman of China GrenTech Corp. Ltd. and Dragon Pharmaceutical Inc., both listed in the United States; Shenzhen Victor Onward Textile Industrial Co. Ltd. and Gemdale Industries Inc., both listed in China; Huabao International Holdings Ltd., listed in Hong Kong; and Bright World Precision Machinery Ltd., listed in Singapore. Mr. Mak is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He received his accounting degree from the Hong Kong Polytechnic University in 1985.

Executive Officers

Mr. Sean Shao has served as our chief financial officer since August 2006. Mr. Shao was the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, from September 2005 to August 2006. Mr. Shao was the chief financial officer of Watchdata Technologies Ltd., a Chinese security software company, from August 2004 to September 2005. He was previously a senior manager at Deloitte

Touche Tohmatsu CPA Ltd., Beijing from October 1998 to July 2004 and an assistant manager at Deloitte & Touche Toronto from December 1994 to November 1997. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in Art from East China Normal University in 1982. Mr. Shao is an associate member of the American Institute of Certified Public Accountants and the Canadian Institute of Certified Public Accountants.

Dr. Srinivasamohan Narayanan has been our vice president of technology since November 2006. Prior to joining us, Dr. Narayanan was a director of technology of BP Solar, a company that manufacturers solar power products, since 2003. From 1989 to 2003, he was a manager at Advanced Cell Technology of BP Solar. Prior to joining BP Solar, Dr. Narayanan worked in the Photovoltaic Research Center at the University of New South Wales, Australia from 1984 to 1989. Dr. Narayanan received his bachelor’s degree in metallurgical engineering from University of Madras in 1974, his master’s degree in material science from Case Western Reserve University in 1983, and his Ph.D. degree in electrical engineer and computer science from the University of New South Wales in 1990.

Mr. Tai Seng Png has been our vice president of operations since February 2006. Prior to joining us, he was the general manager of Innovalues Precision Limited, a company that mainly engages in precision machining of round components in Malaysia, from 2004 through 2005. From 2003 to 2004, he served as a senior manager in charge of product engineering and procurement of Hyflux Aquosus (S) Pte Ltd., a company that mainly engages in water treatment in China. From 1999 to 2003, he was a plant manager of Flextronics Plastics (Singapore) Pte Ltd, a company that is engaged in the manufacturing of electronic products, and later became its engineering director. Mr. Png received his diploma from Singapore Polytechnic in 1982.

Ms. Chunyan Wu has been in charge of our sales and marketing and business development since January 1998. Ms. Wu was a director of our company before she resigned in December 2006. Ms. Wu is one of our original founders and has been with our company since it was founded. She has over four years of experience in several aspects of our business, including the development of solar power stations in Tibet and the development of our solar module business in the European markets. Ms. Wu has also served as manager for our procurement department prior to assuming her current role as our vice president of sales and marketing. Ms. Wu is the wife of Mr. Jifan Gao, our chairman and chief executive officer.

Mr. Yu Zhu has been our vice president of procurement since May 2006 and has been with our company since September 2005. Previously, he served as the head of our U.S. representative office. Prior to joining us, Mr. Zhu was the founder and the president of Country Road US Co. Ltd., a wireless internet communications company in Nanjing, China, from 2002 to 2005. From 1998 to 2002, he worked at IBM as the global training leader and as a software engineer. Mr. Zhu received his bachelor’s degree in engineering from the University of Virginia in 1997.

Mr. Diming Qiu has been the head of our technology committee since January 2006 and has been with our company since June 2002. Prior to joining us, Mr. Qiu was the principal engineer and the deputy manager of Yunnan Semiconductor Device Factory, a Chinese company that engages in the manufacture of semiconductor and solar power products. In the 1980s, he was involved in the construction of the first vertically-integrated solar power product production line in China. In 2004, Mr. Qiu was in charge of research on the integration of solar power components with construction elements, which was sponsored by the PRC’s Ministry of Science and Technology. Mr. Qiu received his bachelor’s degree in physics from Sichuan University in 1965.

Mr. Arturo Herrero has been our director of sales and marketing since September 2006. From 2002 to 2006, Mr. Herrero was the global procurement manager for BP Solar, first as a global procurement manager for solar power systems and then as a global procurement manager for strategic raw materials. From 2000 to 2002, he was a marketing and sales manager at BP Oil. Before that, he was the logistics director advisor of Amcor Flexible, a company that is engaged in flexible packaging, from 1998 through 2000, and he was a planning manager at Nabisco from 1996 to 1998. Mr. Herrero received his degree in economics and business administration from the University of Pompeu Fabra in 1996, his degree in electrical engineering from Polytechnics University of Catalonia in 1996 and his master’s degree in marketing in 2001 from Instituto Superior de Marketing.

Mr. Andrew P. Klump has been our director of business development since August 2006. Prior to joining us, Mr. Klump was in charge of sales, marketing and distribution at Shera International Ltd., a Chinese contract manufacturer that serves the financial services industry. In 2005, he was a strategic planning manager for Philip Morris (China) Management Co. Ltd., a subsidiary of Philip Morris International. From 2003 to 2004, he was a business development manager at Dell (China) Company Limited. Before that, he held positions in Trilogy Software, a computer software company, and iXL Enterprises, an internet services company, from 1998 to 2000. Mr. Klump received his bachelor’s degree in economics from Northwestern University in 1998 and his MBA degree from Havard Business School in 2003.

Board of Directors

Our board of directors currently has seven directors, consisting of five directors designated by the holders of our ordinary shares and two directors designated by the holders of our Series A preferred shares so long as any Series A preferred shares are outstanding. All of our Series A preferred shares will automatically convert into ordinary shares immediately upon the closing of this offering.

Under our amended articles of association, which will become effective immediately upon the closing of this offering, our board of directors will consist of at least three directors. Our directors will be elected by the holders of our ordinary shares, which will include current holders of Series A preferred shares that will be converted to our ordinary shares immediately upon closing of this offering, without provision for any class voting. At each annual general meeting, one-third of our directors then existing will be subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. On the basis of the foregoing and the assumption that no director wishes to retire from office, Mr. Jifan Gao, Mr. Canfang Liu, and Mr. Jianwei Shi are of the same seniority, and they and Mr. Liping Qiu shall be subject to re-election in the first two annual general meetings following this offering. Dr. Sven M. Hansen and one of our independent directors shall be subject to re-election in the third annual general meeting following this offering. The remaining independent director shall be subject to re-election in the fourth annual general meeting following this offering. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of the company or of any third party. We intend to adopt a charter for each committee.

Committees of the Board of Directors

Upon the closing of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the closing of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Jerome Corcoran, Mr. Peter Mak and Mr. Liping Qiu. Mr. Corcoran and Mr. Mak will satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee will oversee our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee. Our compensation committee will consist of Mr. Jerome Corcoran, Mr. Peter Mak and Mr. Canfang Liu. Mr. Corcoran and Mr. Mak will satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee will consist of Mr. Jerome Corcoran, Mr. Peter Mak and Mr. Jifan Gao. Mr. Corcoran and Mr. Mak will satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending qualified candidates to the board for selection of directors nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either party may terminate the employment at any time without cause upon advance written notice to the other party. If we terminate the executive officer’s employment without cause, the executive officer will be entitled to a severance payment equal to a certain specified number of months of his or her then base salary, depending on the length of his or her employment with us.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us.

Compensation of Directors and Executive Officers

For the year ended December 31, 2005, the aggregate cash compensation that we paid to directors and executive officers was approximately RMB1.0 million ($128,039). No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

2006 Share Incentive Plan

In July 2006, our board of directors adopted a 2006 share incentive plan to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. We have reserved 52,631,579 shares for issuance under our 2006 share incentive plan. The following paragraphs describe the principal terms of our 2006 share incentive plan.

Administration.    Our 2006 share incentive plan is administered by our compensation committee or, in its absence, by our board of directors. Our compensation committee will determine the provisions, terms and conditions of our awards, including, but not limited to, vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria. The compensation committee may delegate to a committee of one or more members of our board of directors the authority to make grants or amend prior awards to employees, consultants and directors.

Awards.    The following briefly describe the principal features of the various awards that may be granted under our 2006 share incentive plan.

•	Options. Options provide for the right to purchase our ordinary shares at a specified price, and usually will become exercisable in the discretion of our compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, our ordinary shares which have been held by the option holder for such time as may be required to avoid adverse accounting treatment, other property with value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as our compensation committee may approve from time to time.

•	Restricted Shares. A restricted share award is the grant of our ordinary shares at a price determined by our compensation committee. A restricted share is nontransferable, unless otherwise determined by our compensation committee at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•	Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement we shall deliver to the holder, unrestricted ordinary shares which will be freely transferable.

Termination of Plan.    Unless terminated earlier, our proposed 2006 share incentive plan will expire in 2016. Our board of directors has the authority to amend or terminate our share incentive plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient and the share incentive plan administrator.

Restricted Shares

As of the date of this prospectus, our board of directors has granted certain of our officers, employees and consultants an aggregate of 45,725,760 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.

Restricted Share Award Agreement.    Restricted shares issued under our 2006 share incentive plan will be evidenced by a restricted share award agreement that contains, among other things, provisions concerning the purchase price for the shares, if any, vesting and repurchase by the Company upon termination of employment or consulting arrangement, as determined by our compensation committee.

Vesting Schedule.    In general, provided the holder remains an employee, director or consultant, as the case may be, twenty percent (20%) of the restricted shares issued under our 2006 share incentive plan shall vest on the first anniversary following the award grant. The remaining eighty percent (80%) will vest ratably in twenty percent (20%) increments on the second, third, fourth and fifth anniversaries of the award grant date. Restricted shares also fully vest upon termination of service due to death or disability.

Transfer Restrictions.    Until vested, the restricted shares are not transferable and may not be sold, pledged or otherwise transferred.

Dividend and Voting Rights.    The restricted shares will not be entitled to dividends paid on the ordinary shares until such restricted shares are vested. A holder will not be entitled to vote restricted shares until such restricted shares are vested.

Repurchase of Restricted Shares.    Following the holder’s termination of service with us, except if such termination is a result of death or disability, the restricted shares that are unvested will be repurchased by us for an amount equal to the price paid, if anything, for such shares. Such repurchase must be accomplished within 180 days after the termination of service.

Third-Party Acquisition.    If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding awards will be assumed or equivalent awards substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for awards, all awards will become fully vested and exercisable immediately so long as the recipient remains an employee, consultant or director on the effective date of the acquisition.

The following table summarizes, as of the date of this prospectus, the outstanding restricted shares granted to our directors and executive officers and other individuals as a group pursuant to the 2006 Share Incentive Plan.

Directors and Executive Officers	Restricted Shares Granted	Purchase Price ($ per share)	Date of Grant	End of Vesting Period
Liping Qiu	*	0.00001	July 24, 2006	July 24, 2011
Sean Shao	*	0.00001	August 10, 2006	August 10, 2011
Tai Seng Png	*	0.00001	July 24, 2006	July 24, 2011
Chunyan Wu	*	0.00001	July 24, 2006	July 24, 2011
Yu Zhu	*	0.00001	July 24, 2006	July 24, 2011
Diming Qiu	*	0.00001	July 24, 2006	July 24, 2011
Arturo Herrero	*	0.00001	July 24, 2006	July 24, 2011
Andrew Klump	*	0.00001	July 24, 2006	July 24, 2011

Directors and executive officers as a group	27,660,819
Other individuals as a group	18,064,941	0.00001	July 24, 2006	July 24, 2011

*	Less than 1% of our outstanding ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis assuming conversion of all of our Series A preferred shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned Prior to This Offering(1) (2)		Shares Beneficially Owned After This Offering(1) (2) (3)
	Number	%	Number	%
Directors and Executive Officers:
Jifan Gao(4)	435,585,965	27.37%	435,585,965	20.53%
Sven Hansen(5)	—	—	—	—
Canfang Liu(6)	189,600,000	11.91%	189,600,000	8.94%
Liping Qiu(7)	139,376,219	8.76%	139,376,219	6.57%
Jianwei Shi(8)	189,600,000	11.91%	189,600,000	8.94%
Jerome Corcoran	—	—	—	—
Peter Mak	—	—	—	—
Sean Shao(9)	*	*	*	*
Tai Seng Png(10)	*	*	*	*
Chunyan Wu(11)	435,585,965	27.37%	435,585,965	20.53%
Yu Zhu(12)	*	*	*	*
Diming Qiu(13)	*	*	*	*
Arturo Herrero(14)	*	*	*	*
Andrew Klump(15)	*	*	*	*
All Directors and Executive Officers as a Group	1,164,113,061	73.14%	1,164,113,061	54.87%

Principal Shareholders:
Topower International Limited(16)	324,800,000	20.41%	324,800,000	15.31%
Divine Land International Investment Limited(17)	189,600,000	11.91%	189,600,000	8.94%
Sino Base Investment Co Ltd(18)	189,600,000	11.91%	189,600,000	8.94%
South Great Investment Limited(19)	189,600,000	11.91%	189,600,000	8.94%
Good Energies Investments Limited(20)	136,452,242	8.57%	136,452,242	6.43%
Indopark Holdings Limited(21)	136,452,242	8.57%	136,452,242	6.43%
Milestone Solar Holdings I Limited(22)	136,452,242	8.57%	136,452,242	6.43%
Perseverance International Investment Limited(23)	106,400,000	6.69%	106,400,000	5.02%
Triumph Sky Technology Limited(24)	68,226,121	4.29%	68,226,121	3.22%
IPROP Holdings Limited(25)	20,467,836	1.29%	20,467,836	0.97%
VDCI S.A.(26)	20,467,836	1.29%	20,467,836	0.97%
Milestone Solar Holdings II Limited(27)	13,645,225	0.86%	13,645,225	0.64%
Accurate Group Holdings Limited(28)	13,645,224	0.86%	13,645,224	0.64%

*	The person beneficially owns less than 1% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the restricted shares held by such person, if any. The calculation of this number assumes the conversion of all of our Series A preferred shares into our ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to the offering is based on 1,591,534,728 ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from our outstanding Series A preferred shares. Percentage of beneficial ownership of each listed person after the offering is based on 2,121,534,728 ordinary shares outstanding immediately after the closing of this offering.

(3)	Assumes no exercise of the underwriters’ overallotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
(4)	Includes 324,800,000 ordinary shares held by Topower International Limited, a British Virgin Islands company wholly owned and controlled by Mr. Gao, 106,400,000 ordinary shares held by Perseverance International Investment Limited, a British Virgin Islands company, of which Ms. Chunyan Wu, Mr. Gao’s wife, is the controlling shareholder, and 4,385,965 restricted shares held by Ms. Wu. Mr. Gao’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
(5)	Dr. Sven Hansen works for Good Energies Inc. Good Energies Inc. is an affiliate of Good Energies Investments Limited, one of the holders of Series A preferred shares. See footnote (20).
(6)	Represents 189,600,000 ordinary shares held by Divine Land International Investment Limited, a British Virgin Islands company wholly owned and controlled by Mr. Liu. Mr. Liu’s business address is No. 178-2, Bo Ai Road, Chang Zhou City, Jiangsu, People’s Republic of China.
(7)	Represents 136,452,242 ordinary shares issuable upon conversion of Series A preferred shares held by Milestone Solar Holdings I Limited, a British Virgin Islands company, and 2,923,977 restricted shares held by Mr. Qiu. Milestone Solar Holdings I Limited is controlled by Milestone Capital Management Limited, a Cayman Islands company. Mr. Qiu, a member and director of Milestone Capital Management Limited, shares the voting and investment power over the shares held by Milestone Capital Management Limited with Ms. Yunli Lou, Mr. Hamilton Ty Tang and Mr. Simon Murray. Mr. Qiu’s business address is Unit A904- 905, Huixin Plaza, No. 8 Beichen Road, Beijing 100101, People’s Republic of China. Mr. Qiu disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(8)	Represents 189,600,000 ordinary shares held by South Great Investment Limited, a British Virgin Islands company wholly owned and controlled by Mr. Shi. Mr. Shi’s business address is Shi Jia Village, Cun Wei, Zhu Yuan, Niu Tang Country, Wu Jin County, Jiangsu, People’s Republic of China.
(9)	Represents restricted shares held by Mr. Shao. Mr. Shao’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
(10)	Represents restricted shares held by Mr. Png. Mr. Png’s business address is No.2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.
(11)	Includes 324,800,000 ordinary shares held by Topower International Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jifan Gao, Ms. Wu’s husband, 106,400,000 ordinary shares held by Perseverance International Investment Limited, a British Virgin Islands company, and 4,385,965 restricted shares held by Ms. Wu. Ms. Wu is the controlling shareholder of Perseverance International Investment Limited, holding 64% of the shares. The remaining 36% of the shares of Perseverance International Investment Limited are held by some of our employees and the brother of Ms. Wu. Ms. Wu’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
(12)	Represents restricted shares held by Mr. Zhu. Mr. Zhu’s business address is No.2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
(13)	Represents restricted shares held by Mr. Qiu. Mr. Qiu holds 2.44% of the share of Perseverance International Investment Limited. Mr. Qiu disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Qiu’s business address is No. 2, Xin Yuan Yi Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.
(14)	Represents restricted shares held by Mr. Arturo Herrero. Mr. Herrero’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.
(15)	Represents restricted shares held by Mr. Andrew P. Klump. Mr. Klump’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.
(16)	Topower International Limited is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Jifan Gao. The address for Topower International Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Topower International Limited subscribed for our ordinary shares in March 2006 as a part of our restructuring for an aggregate consideration of $3,248.
(17)

Divine Land International Investment Limited is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Canfang Liu. The address for Divine Land International Investment Limited is

P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Divine Land International Investment Limited subscribed for our ordinary shares in March 2006 as a part of our restructuring for an aggregate consideration of $1,896.

(18)	Sino Base Investment Co. Ltd. is a company incorporated in the British Virgin Islands with the registered address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Its sole shareholder is Sino Super Investment Limited, a company incorporated in Hong Kong. The controlling shareholder of Sino Super Investment Limited is Mr. Lai Shing Yip. Sino Base Investment Co Ltd subscribed for our ordinary shares in March 2006 as a part of our restructuring for an aggregate consideration of $1,896.
(19)	South Great Investment Limited is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Jianwei Shi. The address for South Great Investment Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands. South Great Investment Limited subscribed for our ordinary shares in March 2006 as a part of our restructuring for an aggregate consideration of $1,896.
(20)	Represents 136,452,242 ordinary shares issuable upon conversion of Series A preferred shares held by Good Energies Investments Limited, a company incorporated in the Channel Islands. The address for Good Energies Investments Limited is 3rd Floor, Britannic House, 9 Hope Street, St. Helier, Jersey, JE2 3NS, the Channel Islands. Good Energies Investments Limited changed its name from Realm Investments Limited to the current name on June 2, 2006. Voting and investment control over our shares beneficially owned by Good Energies Investments Limited is maintained by the board of directors of Good Energies Investments Limited, consisting of Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. John Hammill and Mr. Gert-Jan Pieters. Good Energies Investments Limited has entered into an advisory services contract with Good Energies Inc. Under the terms of this agreement, Good Energies Inc. provides investment advice to Good Energies Investments Limited in respect of voting and investment of securities held by Good Energies Investments Limited. The address of Good Energies Inc. is Baumleingasse 22, 4001 Basel, Switzerland. Good Energies Investments Limited and Good Energies Inc. are wholly-owned subsidiaries of Cofra Holding AG, a company incorporated in Switzerland, with the business address of Grafenwauweg 10, Zug CH 6301, Switzerland. Voting and investment control over securities beneficially owned by Cofra Holding AG is maintained by the board of directors of Cofra Holding AG, which consists of Mr. Erik Brenninkmeijer, Mr. Stan Brenninkmeijer, Mr. Hans Brenninkmeijer, Mr. Wolter Brenninkmeijer, Mr. Richard Hayden and Mr. Vernon Sankey. Good Energies Investments Limited subscribed for our Series A preferred shares in May 2006 in our Series A preferred financing for an aggregate consideration of $9,999,998.1.
(21)	Represents 136,452,242 ordinary shares issuable upon conversion of Series A preferred shares held by Indopark Holdings Limited, a company incorporated in the Republic of Mauritius. The address for Indopark Holdings Limited is C/O DTOS Ltd, 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius. The sole shareholder of Indopark Holdings Limited is Merrill Lynch L. P. Holdings Inc., a company incorporated in the State of Delaware, USA. The General Partner of Merrill Lynch L. P. Holdings Inc. is wholly owned by Merrill Lynch & Co., a public company listed on the New York Stock Exchange. Indopark Holdings Limited subscribed for our Series A preferred shares in May 2006 in our Series A preferred financing for an aggregate consideration of $9,999,998.1.
(22)	Represents 136,452,242 ordinary shares issuable upon conversion of Series A preferred shares held by Milestone Solar Holdings I Limited, a company incorporated in the British Virgin Islands. The registered address of Milestone Solar Holdings I Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The sole shareholder of Milestone Solar Holdings I Limited is Milestone China Opportunities Fund I, L.P., a Cayman Islands limited partnership. The general partner of Milestone China Opportunities Fund I, L.P. is Milestone Capital Management Limited, a Cayman Islands company. Milestone Capital Management Limited is controlled by its board of directors, which consists of Ms. Yunli Lou, Mr. Hamilton Ty Tang, Mr. Liping Qiu and Mr. Simon Murray. The address for these directors is c/o Milestone Capital Management Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands. Milestone Solar Holdings I Limited subscribed for our Series A preferred shares in May 2006 in our Series A preferred financing for an aggregate consideration of $9,999,998.1.

(23)	Perseverance International Investment Limited is a company incorporated in the British Virgin Islands and its controlling shareholder is Ms. Chunyan Wu, our chairman Mr. Gao’s wife, holding 64% of the shares. The remaining 36% shares of Perseverance International Investment Limited are held by some of our employees, including Mr. Diming Qiu holding 2.44%, and the brother of Ms. Wu. The address for Perseverance International Investment Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Perseverance International Investment Limited subscribed for our ordinary shares in March 2006 as part of our restructuring for an aggregate consideration of $1,064.
(24)	Represents 68,226,121 ordinary shares issuable upon conversion of Series A preferred shares held by Triumph Sky Technology Limited, a company incorporated in the British Virgin Islands. The address for Triumph Sky Technology Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The controlling shareholder of Triumph Sky Technology Limited is Art Faith Investments Ltd., which is solely owned by Haiyan Zhang. The address for Haiyan Zhang is 25D Tower 1, Scenecliff, 33 Conduit Road, Hong Kong Triumph Sky Technology Limited subscribed for our Series A preferred shares in May 2006 in our Series A preferred financing for an aggregate consideration of $4,999,999.0.
(25)	Represents 20,467,836 ordinary shares issuable upon conversion of Series A preferred shares held by IPROP Holdings Limited, a company incorporated in the British Virgin Islands. The address for IPROP Holdings Limited is Citco Building, Road Town, Tortola, British Virgin Islands. The sole shareholder of IPROP Holdings Limited is VenFin Holdings Limited, a company incorporated in Jersey. The ultimate shareholder of VenFin Holdings Limited, VenFin Limited, is controlled by its board of directors, which consists of Johann Peter Rupert, Josua Malherbe, Jan Jonathan Durand, Gerrit Thomas Ferreira and Neville John Williams. IPROP Holdings Limited subscribed for our Series A preferred shares in May 2006 in our Series A preferred financing for an aggregate consideration of $1,499,999.7.
(26)	Represents 20,467,836 ordinary shares issuable upon conversion of Series A preferred shares held by VDCI S.A, a company incorporated in Luxembourg. The address for VCDI S.A. is 35, boulevard Prince Henri, L-1724 Luxembourg. VDCI S.A is indirectly wholly owned by Richemont Finance S.A, a Swiss company that is listed on the SWX Swiss Exchange. The business address for Richemont Finance S.A. is 35, boulevard Prince Henri, L-1724 Luxembourg. VDCI S.A. subscribed for our Series A preferred shares in May 2006 in our Series A preferred financing for an aggregate consideration of $1,499,999.7.
(27)	Represents 13,645,225 ordinary shares issuable upon conversion of Series A preferred shares held by Milestone Solar Holdings II Limited, a company incorporated in the British Virgin Islands, with the registered address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The controlling shareholder of Milestone Solar Holdings II is Mr. Yadong Liu. Mr. Liu’s address is Room 4F, Research and Development Center, China Science and Technology University, 456 Bibo Road, Zhangjiang High Science Technology Park, Pudong New Area, Shanghai 201203, People’s Republic of China. Milestone Solar Holdings II Limited subscribed for our Series A preferred shares in May 2006 in our Series A preferred financing for an aggregate consideration of $999,999.9.
(28)	Represents 13,645,224 ordinary shares issuable upon conversion of Series A preferred shares held by Accurate Group Holdings Limited. Accurate Group Holdings Limited is a company incorporated in the British Virgin Islands with the registered address of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The sole shareholder and director of Accurate Group Holdings Limiteds is Mr. Jian Sun. Mr. Sun’s address is Flat 5-602, Yi Li Yuan, No. 88-2, Bei Si Yuan Nan Lu, Haidian District, Beijing 10089, the People’s Republic of China. Accurate Group Holdings Limited subscribed for our Series A preferred shares in May 2006 in our Series A preferred financing for an aggregate consideration of $999,999.8.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States.

None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Restructuring

In connection with the establishment of Trina in March 2006, Trina issued 10,000 ordinary shares at par value $1.00 per share to the following entities, which are the nominees of shareholders of Trina China, based on such shareholders’ proportionate ownership in Trina China:

Entity	Relationship	Number of Shares Allocated
Topower International Limited	controlled by Mr. Jifan Gao, our chairman	3,248 ordinary shares
South Great Investment Limited	controlled by Mr. Jianwei Shi, one of our directors	1,896 ordinary shares
Divine Land International Investment Limited	controlled by Mr. Canfang Liu, one of our directors	1,896 ordinary shares
Sino Base Investment Co Ltd	controlled by Mr. Lai Shing Yip, one of our directors	1,896 ordinary shares
Perseverance International Investment Limited	controlled by Ms. Chunyan Wu, one of our executive officers and the wife of Mr. Jifan Gao, our chairman	1,064 ordinary shares

In April 2006, these 10,000 ordinary shares with par value of $1.00 each were sub-divided into 1 billion ordinary shares with par value of $0.00001 each. In May 2006, Trina issued 545.8 million Series A preferred shares with par value of $0.00001 each for cash proceeds of approximately $40.0 million. Trina then used $5.1 million out of the proceeds to purchase all of the outstanding equity interests in Trina China from the shareholders of Trina China as follows;

Entity	Relationship	Consideration Paid
Changzhou Tianhe Investment Co., Ltd.	controlled by Mr. Jifan Gao, our chairman, and Mr. Jiqing Gao, the brother of chairman	US$2.365 million
Changzhou Wujin Nanfang Bearing Co., Ltd	controlled by Mr. Jianwei Shi, one of our directors	US$2.76 million
Wai Tat (Hong Kong) Limited	controlled by Mr. Canfang Liu, one of our directors	US$1.0
Sino Super Investment Limited	controlled by Mr. Lai Shing Yip, one of our directors	US$1.0
Sun Era Industries Limited	controlled by Ms. Chunyan Wu, one of our executive officers and the wife of Mr. Jifan Gao, our chairman	US$1.0

In accordance with established regulatory practice in China, the PRC shareholders, Changzhou Tianhe Investment Co., Ltd. and Changzhou Wujin Nanfang Bearing Co., Ltd., were paid not less than their investment cost in Trina China. Such amount was then contributed back to Trina China by these PRC shareholders as cash advances to finance Trina China’s operations. We repaid RMB40.7 million ($5.1 million) to the former PRC shareholders in October 2006. In October and November 2006, these shareholders remitted to us as gift an aggregate of $4.9 million. As a result, Trina will effectively have paid nominal consideration to all transferors, including both former foreign and PRC shareholders for all equity interests in Trina China.

The foreign shareholders of Trina China have provided us with an indemnity against any withholding obligations and liabilities due to or imposed by the PRC tax authorities that may arise out of the restructuring.

Please see “Risk Factors—Trina or Trina China may be required by the PRC tax authorities to withhold capital gains tax arising out of our restructuring in May 2006.” for more details.

The effect of these transactions is that, post-restructuring, Trina China’s former shareholders held a proportionate share of Trina’s ordinary shares based on their prior proportionate equity interests in Trina China excluding Trina’s Series A preferred shareholdings. Trina China became a wholly-owned subsidiary of Trina.

Issuance and Sale of Series A Preferred Shares

In May 2006, we sold a total of 545,808,968 Series A preferred shares in a private placement at a price of $0.0732857 per share for an aggregate of approximately $40 million. The investors in our Series A preferred share private placement consisted of Milestone Solar Holdings I Limited, which purchased 136,452,242 shares, Milestone Solar Holdings II Limited, which purchased 13,645,225 shares, VDCI SA, which purchased 20,467,836 shares, IPROP Holdings Limited, which purchased 20,467,836 shares, Triumph Sky Technology Limited, which purchased 68,226,121 shares, Accurate Group Holdings Limited, which purchased 13,645,224 shares, Indopark Holdings Limited, which purchased 136,452,242 shares, and Good Energies Investments Limited, which purchased 136,452,242 shares. We used the proceeds from the Series A private placement primarily to fund capital investment for the expansion of our facilities in Changzhou.

Series A preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares upon completion of our initial public offering. Each of our Series A preferred shares is convertible into one ordinary share.

Our Series A preferred shareholders and the holders of ordinary shares issuable upon conversion of our Series A preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. See “Description of Share Capital—Registration Rights.”

Transactions with Certain Directors, Shareholders and Affiliates

Director and shareholder cash advances, loans and guarantees

As of December 31, 2003, 2004 and 2005, amounts due from related parties were $23,600, $757,890 and $114,769, respectively. The amounts due from related parties include cash advances to Changzhou Tianhe Investment Co., Ltd., a former shareholder of Trina China, Tianhe Research, a former subsidiary of Trina China, Changzhou Tianhe Electricity and Water Development, a company in which Changzhou Tianhe Investment Co., Ltd. is a shareholder, and Changzhou Tianhe Exterior Walls Installation Co., Ltd., a company controlled by Ms. ChunyanWu, one of our executive officers and the wife of Mr. Jifan Gao, our chairman. Changzhou Tianhe Investment Co., Ltd. is controlled by Mr. Jifan Gao and Mr. Jiqing Gao. These cash advances, which were used to meet the temporary liquidity needs of our related parties, were unsecured, interest free and had no fixed repayment term, and have been fully repaid.

As of December 31, 2004 and September 30, 2006, amounts due to related parties were $38,016 and $5.3 million, respectively. The amounts due to related parties include cash advances from Tianhe Research, Changzhou Tianhe Investment Co., Ltd. and Changzhou Wujin Nanfang Bearing Co., Ltd., a former shareholder of Trina China, and a guarantee fee payable to Jiangsu Jiuzhou Investment Group Co., Ltd., which is controlled by Mr. Canfang Liu, one of our directors. Changzhou Wujin Nanfang Bearing Co., Ltd. is controlled by Mr. Jianwei Shi, one of our directors. These cash advances, which were used to meet our temporary liquidity needs, were unsecured, interest free and had either short or no fixed repayment term and have been fully repaid. As of September 30, 2006, we had a guarantee fee of $184,607 payable to Jiangsu Jiuzhou Investment Group Co., Ltd., the parent company of Changzhou Fulai Property Development Co., Ltd., Changzhou Jiuzhou Fuyuan Property Development Co., Ltd. and Changzhou Jiuzhou Plaza Property Development Co., Ltd., due to the guarantee arrangements described below.

We do not expect to enter into any cash advance arrangements with related parties in the future.

In June and July 2005, we entered into two long-term loans with Bank of Communications, respectively. These loans have been guaranteed by Changzhou Fulai Property Development Co., Ltd., a related party controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, two of the Company’s shareholders. We have agreed to pay a guarantee fee of RMB2.4 million to Jiangsu Jiuzhou Investment Group Co., Ltd. based on the guarantee arrangement. As of September 30, 2006, an aggregate of $5.1 million of the long-term loans were outstanding.

We have also entered into short-term loans with domestic banks, some of which are guaranteed by related parties and some of which are guaranteed by unrelated parties. The guarantees by unrelated parties are in turn guaranteed by related parties in an arrangement called “counter-guarantee.” As of September 30, 2006, we had an aggregate of $31.6 million of outstanding short-term borrowings which were guaranteed, directly and indirectly, by related parties as follows:

•	In September 2005, Changzhou Tianhe Investment Co., Ltd. provided a guarantee up to RMB30.0 million for our short-term borrowings that will expire by September 2007.

•	In February 2006, Changzhou Fulai Property Development Co., Ltd., a company controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, both directors of our company, provided a guarantee of up to RMB80.0 million for our short-term borrowings that will expire by February 2008. We have agreed to pay a guarantee fee of 2.0% of the loan facility amount per annum to Jiangsu Jiuzhou Investment Group Co., Ltd. based on the guarantee arrangement.

•	In December 2005, Changzhou City Hengtai Investment Guarantee Co., Ltd., an unrelated party, provided a guarantee up to RMB27.0 million for our short-term borrowings that will expire by December 2007. In May 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee for our short-term borrowings of RMB30.0 million. Changzhou Tianhe Investment Co., Ltd. provided counter-guarantees against the guarantees, and Mr. Jifan Gao and Ms. Chunyan Wu also jointly and severally provided a counter-guarantee against the guarantees. Trina China granted a security interest in its property and equipment to the providers of the guarantees.

•	In September 2006, Changzhou Jiuzhou Fuyuan Property Development Co., Ltd. and Changzhou Jiuzhou Plaza Property Development Co., Ltd., which are controlled by Mr. Canfang Liu, one of our directors, provided guarantees for our short-term facility of RMB80.0 million that will expire by September 2007. We have agreed to pay a guarantee fee of 2.0% of the loan facility amount per annum to Jiangsu Jinzhou Investment Group Co., Ltd. based on the guarantee arrangement.

In 2004, Changzhou Tianhe Investment Co., Ltd. and Changzhou City Minsheng Financing Guarantee Co., Ltd., of which Mr. Jifan Gao is a beneficiary shareholder, also provided guarantees for our short-term bank loans. Such guarantees have expired.

In the nine months ended September 30, 2006, we also obtained short-term financings from Changzhou Fulai Property Development Co., Ltd. and Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu. The amounts of such short-term financings were RMB8 million, RMB18 million and RMB20 million, and the terms ranged from 4 days to 34 days. Interest was charged at 7.2% per annum. We recorded a total amount of $20,335 in interest expense in the nine months ended September 30, 2006. These financings were fully repaid in the same period.

Disposal of Tianhe Research

In December 2004, we disposed of our entire equity interest in Tianhe Research, a former subsidiary established to conduct research and development, to Mr. Jiqing Gao, the brother of our chairman and one of our employees and Changzhou Tianhe Investment Co., Ltd, a company controlled by our chairman and Mr. Jiqing Gao.

The net assets of Tianhe Research at the date of disposal were $160,595 and the consideration for the disposal was $326,225, the registered capital of Tianhe Research. The purpose of the disposal was to streamline our research and development capabilities. Concurrent with the disposal, Tianhe Research transferred all of its technology relating to solar research and development to Trina China and retained assets consisting of a building and cash.

Sun Era

In the past, we procured raw materials and made toll manufacturing purchases from certain suppliers through Sun Era Industries Limited, or Sun Era, whose sole shareholder is Ms. Chunyan Wu, the wife of our chairman. Sun Era was established as a British Virgin Islands company in October 2002 by our chairman Mr. Jifan Gao, and his wife, Ms. Wu, as an offshore special purpose vehicle. It was subsequently used solely for facilitating our sale and purchase arrangements with our overseas silicon suppliers at the suggestion of our overseas silicon suppliers. It is customary for PRC-based manufacturing companies to establish such offshore special purpose vehicles to conduct trading activities, such as finding overseas suppliers and buyers and sourcing and shipping products.

Sun Era did not engage in any business until 2005. In 2005, Trina China sold $0.8 million of silicon ingots and wafers to Sun Era for Sun Era to arrange for further processing under toll manufacturing arrangements with third party suppliers. In 2005 and the nine months ended September 30, 2006, Trina China purchased $0.4 million and $0.9 million, respectively, of silicon raw materials through Sun Era and purchased $0.4 million and nil, respectively, of solar cells pursuant to toll manufacturing arrangements through Sun Era. These sales and purchases were effected through customary agreements or purchase orders between Trina China and Sun Era. Sun Era has not made any profit from doing business with us. In 2005 and the nine months ended September 30, 2006, Sun Era had net losses of $144,518 and $6,828, respectively.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 4,454,191,032 ordinary shares, with a par value of $0.00001 each, and 545,808,968 Series A preferred shares, with a par value of $0.00001 each. As of the date hereof, there are 1,045,725,760 ordinary shares issued and outstanding and 545,808,968 Series A preferred shares issued and outstanding. All of our issued and outstanding Series A preferred shares will automatically convert into ordinary shares, at a conversion rate of one preferred share to one ordinary share, upon completion of this offering.

Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange as described in our articles of association. A poll may be demanded by (i) the chairman of the meeting, (ii) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, (iv) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding not less than one-tenth of the issued share capital of our voting shares or (v) if required by the rules of the designated stock exchange, by any director or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

A quorum required for a meeting of shareholders consists of at least one-third of our total outstanding shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares.    Subject to the restrictions of our articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or by any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof. There is presently no legal requirement under Cayman Islands law for instruments of transfer for our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of ordinary shares.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our articles of association permit us to issue our shares, including ordinary shares, nil paid and partially paid. This permits us to issue shares where the payment for such shares has yet to be received. Although our articles give us the flexibility to issue nil paid and partly paid shares, our board has no present intention to do so. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the provisions of the Companies Law, the rules of the designated stock exchange, our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Register of Members.    Pursuant to our articles of association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, or by any other person upon a maximum payment of $2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Companies Law or, upon a maximum payment of $1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our articles of association.

Designations and classes of shares.    All of our issued shares upon the closing of this offering will be ordinary shares. Our articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series.

History of Securities Issuances

The following is a summary of our securities issuances since our inception in March 2006.

Ordinary Shares.    In March 2006, we issued a total of 10,000 ordinary shares at par value to five British Virgin Islands companies, consisting of Topower International Limited (fully owned by our founder), Sino Base Investment Co Ltd, Divine Land International Investment Limited, Perseverance International Investment Limited and South Great Investment Limited, through a private placement. In April 2006, the above 10,000 ordinary shares were divided into 1,000,000,000 ordinary shares through a share split.

Series A Preferred Shares.    In May 2006, we issued 545,808,968 Series A preferred shares at a price of $0.0732857 per share for an aggregate of approximately $40 million. We used the proceeds from the Series A private placement primarily to fund our capital expenditures in Changzhou.

Restricted Shares.    In July and August 2006, we granted to certain of our directors, officers, employees and consultants an aggregate of 45,725,760 restricted shares in our company under our 2006 share incentive plan.

Differences in Corporate Law

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Registration Rights

We have granted registration rights to the holders of our Series A preferred shares or their assignees in connection with their subscription for the Series A preferred shares in May 2006. Set forth below is a description of the registration rights granted to the holders of the Series A preferred shares or their assignees.

Demand Registration Rights.    At any time commencing the earlier of the third anniversary of the date of the shareholders agreement or six months after this offering, holders of at least 40% in voting power of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement is no less than $5 million. However, we are not obligated to effect more than two such demand registrations. We have the ability to defer the filing of a registration statement, not more than once in any twelve month period, for up to ninety days if we furnish to holders of the registrable securities a certificate signed by our president or chief executive officer stating that the board of directors determines it would be materially detrimental to us or our shareholders for a registration statement to be filed at such time.

Piggyback Registration Rights.    If we propose to file a registration statement with respect to an offering of securities of our company, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares. Such requests for registrations are not counted as demand registrations.

Form F-3 Registration Rights.    Upon our company becoming eligible for use of Form F-3 or S-3, holders of the registrable securities have the right to request we file a registration statement under Form F-3 or

S-3, so long as the aggregate amount of securities to be sold under the registration statement is no less than $1 million. Such requests for registrations are not counted as demand registrations.

Expenses of Registration.    We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective; except, shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver ADSs. Each ADS will represent 100 shares deposited with the office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided on page 126 of this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If no instructions are received by the depositary from any owner with respect to any of the deposited securities represented by the ADSs on or before the date established by the depositary for such purpose, the depositary shall deem the owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. No such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter that we inform the depositary we do not wish such proxy given, substantial opposition exits or materially and adversely affects the rights of holders of the shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• • • •

Change the nominal or par value of our shares

Reclassify, split up or consolidate any of the deposited securities

Distribute securities on the shares that are not distributed to you

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares or ADSs to be deposited (b) assigns all beneficial rights, title and interest in such shares or ADSs to the depositary for the benefit of the owners and (c) will not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership; (2) the pre-release is fully collateralized with cash or other collateral that the the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the Depositary.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 5,300,000 ADSs representing approximately 25% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Our directors, executive officers and other shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or other shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 21,215,347 ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or a written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income and estate tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local, non-U.S., and non-Cayman Islands tax laws. To the extent that the discussion states legal conclusions under Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. Subject to the qualifications herein, to the extent that the discussion states legal conclusions under U.S. federal tax law, it represents the opinion of Latham & Watkins LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Taxation

The following discussion describes the material U.S. federal income and estate tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this registration statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this registration statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and it is possible that such change will apply retroactively and affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the U.S. federal income and estate tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment depends on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes, although this matter is not free from doubt because it is possible that in certain circumstances you will not have the ability to vote the ordinary shares underlying the ADSs. See “Description of American Depositary Shares—Voting Rights.” If you are not properly treated as the beneficial owner of the ordinary shares represented by the ADSs and as a result dividends received are not characterized as such, the lower capital gains rate with respect to qualified dividend income (discussed below) will not be available.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to discussions below under “Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to noncorporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury Department guidance indicates that our ADSs, upon listing on the New York Stock Exchange (but not our ordinary shares), will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” For taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares would constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to discussions below under “Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. holder (such as an individual), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year. Our expectation for our current taxable year is based in part on our estimates of the value of our assets, as determined by estimates of the price of our ordinary shares prior to our listing on the New York Stock Exchange, and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for 2006 will not be determinable until the close of the 2006 taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status will be determined based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering. Accordingly, it is possible that fluctuations in the market price of the ADSs and shares will result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC can make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the New York Stock Exchange and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the New York Stock Exchange, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Estate Taxes

An individual shareholder who is a citizen or resident of the United States for United States federal estate tax purposes will have the value of the ordinary shares or ADSs held by such holder included in his or her gross estate for United States federal estate tax purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

We intend to offer the ADSs through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, acting as the representative of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of ADSs listed opposite their names below.

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,180,000
Cowen and Company, LLC	1,325,000
CLSA Limited	795,000

Total	5,300,000

The underwriters have agreed to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of $.777 per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $.10 per ADS to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per ADS	Without option	With option
Public offering price	$18.500	$98,050,000	$112,850,000
Underwriting discount	$1.295	$6,863,500	$7,899,500
Proceeds, before expenses, to us	$17.205	$91,186,500	$104,950,500

Overallotment Options

We have granted options to the underwriters to purchase up to 800,000 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 265,000 ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. These reserved ADSs are not subject to any lock-up restrictions.

No Sale of Similar Securities

We and our executive officers, directors and all existing shareholders have agreed not to sell or transfer any of our ordinary shares or ADSs, other than the ADSs to be sold in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of the representative. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares or ADSs,

•	sell any option or contract to purchase any ordinary shares or ADSs,

•	purchase any option or contract to sell any ordinary shares or ADSs,

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs,

•	lend or otherwise dispose of or transfer any ordinary shares or ADSs,

•	file any registration statement under the Securities Act with respect to any of the foregoing, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADS whether any such swap or transaction is to be settled by delivery of shares, ADS or other securities, in cash or otherwise.

This lock-up provision applies to the ordinary shares and ADSs and to securities convertible into or exchangeable or exercisable for or repayable with the ordinary shares or ADSs. It also applies to the ordinary shares and ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event occurs or (2) before the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the lock-up restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing on the New York Stock Exchange

Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “TSL.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

We are not aware of any person who intends to purchase more than 5% of the ADSs. However, through a book-building process to assess market demand for the ADSs, there may be persons who may indicate an interest to purchase more than 5% of the ADSs. If there are persons who apply to buy and are subsequently allotted more than 5% of the ADSs offered in this offering, we will make the necessary disclosure in the final prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representative may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may make short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and may purchase ADSs on the open market to cover positions created by short sales. Covered short sales are sales made in an amount not greater than the underwriters’ overallotment option to purchase additional ADSs in the offering the representative may close out any covered short position by either exercising their overallotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position the representative will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the overallotment option. Naked short sales are sales in excess of the overallotment option. The representative must close out any naked short position by it purchasing ADSs in the open market. A naked short position is more likely to be created if Merrill Lynch is concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the representative, purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market.

The representative may also impose a penalty bid on underwriters and selling group members. This means that if the representative purchases ADSs in the open market to reduce the underwriters’ short position or to stabilize the price of such ADSs, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ADSs. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those ADSs.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates may, in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Indopark Holdings Limited, owns our Series A preferred shares that will automatically convert into 6.43% of our ordinary shares upon the close of this offering. Such shares may not be sold, transferred, assigned, pledged, or hypothecated or be subject to any transaction that would result in the effective economic disposition of such shares by Indopark Holdings Limited for 180 days after the date of this prospectus.

Selling Restrictions

This prospectus does not constitute an offer of, or an invitation by or on behalf of, us or the underwriters to subscribe for or purchase any of the ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law. We and the underwriters require persons into whose possession this prospectus comes to observe the following restrictions.

United Kingdom.    Each underwriter has represented and agreed that (i) it will comply with all applicable laws and regulations implemented in the United Kingdom on the basis of Directive 2003/71/EC governing the issue, sale and offering of the ADSs, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to us and (iii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) each underwriter has represented and agreed that it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospective Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Italy.    The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ADSs may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or distribution of copies of this prospectus or any other document relating to the ADSs in Italy must (1) be made in accordance with all applicable Italian laws and regulations, (2) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the “Banking Law Consolidated Act”) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (3) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (4) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

Switzerland.    The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the SFA; (2) to a relevant person, or any person pursuant to Section 275 (1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Hong Kong.    The ADSs have not been offered or sold, and may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance; and (ii) no advertisement, invitation or document relating to the ADSs has been issued, or will be issued, whether in Hong Kong or elsewhere, that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan.    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, and may not be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and otherwise in compliance with the other relevant laws and regulations of Japan.

Cayman Islands. We will not offer or sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

United Arab Emirates. This prospectus is not intended to constitute an offer, sale or delivery of ADSs or other securities under the laws of the United Arab Emirates (UAE). The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange. This Offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Kingdom of Bahrain. This offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait. The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia. No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004) (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

Qatar. The underwriters have acknowledged and agreed that no general offering of the ADSs will be made in Qatar, and any ADSs may only be placed in Qatar with a limited number of targeted investors.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$12,075
New York Stock Exchange Listing Fee	150,000
National Association of Securities Dealers, Inc. Filing Fee	11,785
Printing Expenses	300,000
Legal Fees and Expenses	1,700,000
Accounting Fees and Expenses	1,500,000
Miscellaneous	416,522

Total	$4,090,382

LEGAL MATTERS

The validity of the ADSs and certain other legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Legal matters as to Chinese law will be passed upon for us by Fangda Partners and for the underwriters by Jun He Law Offices. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands’ law, Fangda Partners with respect to matters governed by Chinese law.

EXPERTS

The financial statements as of December 31, 2003, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, included in this prospectus and the related financial statement schedule have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 N. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

TRINA SOLAR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Trina Solar Limited

We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2003, 2004, and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2003, 2004, and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

September	19, 2006 (November 22, 2006 as to note 19)

TRINA SOLAR LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	December 31,
	2003	2004	2005
	$	$	$
ASSETS
Current assets:
Cash and cash equivalents	776,087	3,395,387	1,224,232
Restricted cash	—	241,668	526,975
Inventories	—	541,491	6,696,049
Accounts receivable, net of allowance for doubtful accounts of $126,888, $0 and $0 in 2003, 2004 and 2005	806,843	80,952	4,924,182
Other receivable, net of allowance for doubtful accounts of $4,964, $73,140 and $77,279 in 2003, 2004 and 2005	97,989	237,739	816,684
Advances to suppliers	76,309	426,669	4,394,511
Value-added tax recoverable	—	—	360,113
Amounts due from related parties	23,600	757,890	114,769
Deferred tax assets	15,227	—	—
Current assets of discontinued operations	1,721,771	3,038,923	1,516,432

Total current assets	3,517,826	8,720,719	20,573,947
Property, plant and equipment, net	63,042	758,087	9,629,681
Intangible assets, net	—	559,023	903,472
Deferred tax assets	—	496	32,678
Non current assets of discontinued operations	1,453,986	1,153,339	1,158,603

TOTAL ASSETS	5,034,854	11,191,664	32,298,381

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	62,827	3,656,135	6,628,336
Accounts payable	711,380	1,389,651	3,845,233
Other payables	—	167,662	470,871
Advances from customers	—	—	280,593
Accrued payroll and welfare	—	25,462	301,561
Amounts due to related parties	—	38,016	—
Income tax payable	82,122	45,846	536,989
Current liabilities of discontinued operations	1,748,083	855,145	650,998

Total current liabilities	2,604,412	6,177,917	12,714,581
Long-term bank borrowings	—	—	4,956,507
Accrued warranty costs	—	4,136	272,320

Total liabilities	2,604,412	6,182,053	17,943,408

Commitments and contingencies (Note 15)
Minority interest	31,110	—	—
Shareholders’ equity
Ordinary shares ($0.00001 par value; 4,454,191,032 shares authorized, 1,000,000,000 shares issued and outstanding as of December 31, 2003, 2004 and 2005)	10,000	10,000	10,000
Additional paid-in capital	2,485,000	5,107,586	10,881,178
Retained earnings (deficit)	(97,655)	(110,065)	3,201,389
Accumulated other comprehensive income	1,987	2,090	262,406

Total shareholders’ equity	2,399,332	5,009,611	14,354,973

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,034,854	11,191,664	32,298,381

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars)

	Years ended December 31,
	2003	2004	2005
	$	$	$
Continuing operations:
Net revenues:
Solar modules	—	413,632	27,275,192
System integration	2,712,360	—	—

Total net revenues	2,712,360	413,632	27,275,192

Cost of revenues:
Solar modules	—	373,028	20,985,700
System integration	1,770,547	—	—

Total cost of revenues	1,770,547	373,028	20,985,700

Gross profit	941,813	40,604	6,289,492

Selling expenses	—	66,214	520,736
General and administrative expenses	294,921	39,650	1,374,676
Research and development expenses	50,339	262,423	121,594

Total operating expenses	345,260	368,287	2,017,006

Income (loss) from continuing operations	596,553	(327,683)	4,272,486
Interest expenses	(7,425)	(72,614)	(470,245)
Interest income	1,072	3,576	15,734
Other expense	(36,245)	(35,000)	(26,808)

Income (loss) from continuing operations before income taxes	553,955	(431,721)	3,791,167
Tax (expense) benefit	(34,521)	51,807	(570,723)

Net income (loss) from continuing operations after taxes before minority interest	519,434	(379,914)	3,220,444
Minority interest	5,136	13,267	—

Net income (loss) from continuing operations	524,570	(366,647)	3,220,444

Discontinued operations
Income (loss) from discontinued operations	(428,429)	448,971	131,823
Income tax (expense) benefit	32,132	(94,734)	(40,813)

Income (loss) on discontinued operations	(396,297)	354,237	91,010

Net Income (loss)	128,273	(12,410)	3,311,454

Net income (loss) from continuing operations per share
Basic and diluted	Nil	Nil	Nil

Net income (loss) on discontinued operations
Basic and diluted	Nil	Nil	Nil

Net income (loss) per share
Basic and diluted	Nil	Nil	Nil

Shares used in computation:
Basic and diluted	1,000,000,000	1,000,000,000	1,000,000,000

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars)

	Ordinary shares		Additional Paid-in Capital	Retained earning (deficit)	Other comprehensive income	Total	Total comprehensive income (loss)
	Shares	$	$	$	$	$	$
Balance at January 1, 2003 ($0.00001 par value; 4,454,191,032 shares authorized, 1,000,000,000 shares issued and outstanding as of December 31, 2003, 2004 and 2005)	1,000,000,000	10,000	1,390,000	869,072	1,815	2,270,887
Dividend recontributed as capital	—	—	1,095,000	(1,095,000)	—	—
Net income	—	—	—	128,273	—	128,273	128,273
Foreign currency translation adjustments	—	—	—	—	172	172	172

Balance at December 31, 2003	1,000,000,000	10,000	2,485,000	(97,655)	1,987	2,399,332	128,445

Capital contribution	—	—	2,456,956	—	—	2,456,956
Excess of proceeds received over net assets of a subsidiary disposed to entity under common control	—	—	165,630	—	—	165,630
Net loss	—	—	—	(12,410)	—	(12,410)	(12,410)
Foreign currency translation adjustments	—	—	—	—	103	103	103

Balance at December 31, 2004	1,000,000,000	10,000	5,107,586	(110,065)	2,090	5,009,611	(12,307)

Capital contribution	—	—	5,773,592	—	—	5,773,592
Net income	—	—	—	3,311,454	—	3,311,454	3,311,454
Foreign currency translation adjustments	—	—	—	—	260,316	260,316	260,316

Balance at December 31, 2005	1,000,000,000	10,000	10,881,178	3,201,389	262,406	14,354,973	3,571,770

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2003	2004	2005
	$	$	$
Operating activities:
Net income (loss)	128,273	(12,410)	3,311,454

Adjustments to reconcile net income (loss) attributable to ordinary shareholders to net cash used in operating activities:
Minority interest	(5,136)	(13,267)	—
Depreciation and amortization	144,831	173,187	396,851
Deferred taxes	(44,843)	20,074	(79,446)
(Loss) gain on disposal of property, plant and equipment	(2,524)	(12,952)	6,084
Provision for (recoveries of) doubtful receivables	300,250	(171,423)	393,866
Changes in operating assets and liabilities:
Inventories	380,655	(558,414)	(6,263,627)
Accounts receivable	(915,586)	(662,576)	(7,615,054)
Other receivable	39,108	79,622	(850,119)
Accounts payable	(990,436)	160,865	1,021,569
Other payables	(44,495)	24,346	304,323
Advances from customers	(551,836)	(191,956)	198,666
Income tax payable	(100,181)	(36,276)	491,143
Amounts due to and from related parties	167,585	(696,274)	439,476
Accrued warranty costs	—	4,136	268,184

Net cash used in operating activities	(1,494,335)	(1,893,318)	(7,976,630)

Investing activities:
Disposal of a subsidiary, net of cash disposed	—	(85,794)	—
Purchases of property, plant and equipment	(167,091)	(676,166)	(7,676,934)
Purchases of intangibles	—	(561,837)	(365,460)
Proceeds from disposal of property, plant and equipment	12,082	27,716	4,930
Decrease (increase) in restricted cash	468,752	(241,668)	(285,307)

Net cash provided by (used in) investing activities	313,743	(1,537,749)	(8,322,771)

Financing activities:
Capital contribution from shareholders	—	2,456,956	5,939,222
Proceeds from short-term bank borrowings	—	5,437,081	21,302,413
Repayment of short-term bank borrowings	(273,031)	(1,843,773)	(18,330,212)
Proceeds from long-term bank borrowings	—	—	4,956,507
Contribution from minority shareholder of a subsidiary	36,246	—	—

Net cash provided by (used in) financing activities	(236,785)	6,050,264	13,867,930

Effect of exchange rate changes	172	103	260,316

Net change in cash and cash equivalents	(1,417,205)	2,619,300	(2,171,155)

Cash and cash equivalents at the beginning of the year	2,193,292	776,087	3,395,387

Cash and cash equivalents at the end of the year	776,087	3,395,387	1,224,232

Supplemental disclosure of cash flow information:
Interest paid	1,988	70,398	507,239

Income taxes paid	147,419	59,128	200,517

Property, plant and equipment received in lieu of accounts receivable	265,797	—	—

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	—	21,625	169,066

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(In U.S. dollars)

1. Organization and Principal Activities

Trina Solar Limited, (“Trina”) was incorporated under the laws of the Cayman Islands on March 14, 2006.

Trina, its subsidiary and its variable interest entity (“VIE”) (collectively, the “Company”) are principally engaged in the manufacturing and selling of solar modules in the People’s Republic of China (the “PRC”) and overseas markets. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through an operating subsidiary, Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), established in the PRC on December 26, 1997. Tianhe Research Institute Co., Ltd. (“Tianhe Research”), a former subsidiary of Trina China, was established in the PRC on May 19, 2003 for conducting research and development and was disposed of on December 29, 2004. In addition, the company consolidates the operations of Sun Era Industries Limited (“Sun Era”) that was incorporated in the British Virgin Islands on October 18, 2002 by the founder of Trina China and his wife to procure raw materials, provide sales support and make toll manufacturing purchases exclusively for Trina China and was determined to be a VIE of Trina China. We believe, through the related party nature of the arrangement to establish Sun Era, that we own the majority of its outstanding equity ownership rights and we believe that we are the primary beneficiary of Sun Era. We have consolidated Sun Era since its establishment.

In connection with pre-IPO planning, the Group initiated a restructuring process. Trina was established in March 2006 and issued 10,000 ordinary shares at par value of $1.00 per share to the nominees of the then existing equity owners of Trina China based on their proportionate ownership in Trina China. In April 2006, the issued 10,000 ordinary shares were sub-divided into 1,000,000,000 ordinary shares at par value of $0.00001 each. In May 2006, the Company issued 545.8 million Series A preferred shares for cash proceeds of approximately $40 million. Trina then acquired the entire equity interest in Trina China from the then existing equity owners by paying nominal consideration to the foreign equity owners and an aggregate of approximately RMB40.7 million (equivalent to $5.1 million) to the PRC equity owners. The consideration of $5.1 million paid to these PRC equity owners was regarded as a return on capital upon restructuring. These PRC equity owners then advanced the amounts they received back to Trina China. Trina China agreed to fully repay these advances while these PRC equity owners, through their designated nominee shareholders of the Company, agreed to contribute the amounts received as a gift or donated capital to the Company. The restructuring process has resulted in the nominees of the former equity owners of Trina China holding ordinary shares of the Company consistent with the percentage of ownership of the former equity owners in Trina China and has been accounted for as a recapitalization. Accordingly, all share and per share data have been restated to give retroactive effect of this restructuring and the share capital represents the capital amount of the Company as if the restructuring has been completed as of the earliest period presented.

2. Summary of Principal Accounting Policies

(a) Basis of presentation

These consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of the Company, its subsidiary and its VIE.

We have eliminated all intercompany transactions and balances during consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in our finance statements include provision for doubtful debts, provision for warranty expenses, valuation of deferred tax assets, and valuation of the useful lives of our intangible assets and property, plant and equipment.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash comprises amounts pledged to our banks to secure notes payable and letters of credit facilities. These deposits carry fixed interest rates and will be released when the related note payable is settled by us. As of December 31, 2003, 2004 and 2005, the Company’s notes payable of nil, $241,668 and nil are secured by the Company’s bank deposits of nil, $241,668 and nil, respectively. As of December 31, 2003, 2004 and 2005, the Company issued letters of credit of nil, nil and $526,975 secured by the Company’s bank deposits of nil, nil and $526,975, respectively.

(d) Inventories

We report our inventories at the lower of cost or market. We determine cost on a weighted average basis. These costs include direct material, direct labor, toll manufacturing costs, inventory movement, and fixed and variable indirect costs, including depreciation and amortization.

We regularly review the cost of inventory against its estimated fair market value and will record a lower of cost or market write-down for inventories that have a cost in excess of estimated market value. We also provide obsolescence reserves for silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap.

We have outsourced portions of our manufacturing process, including cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when originally purchased from suppliers.

For those outsourcing arrangements in which title is not transferred, we maintain such inventory on the balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer.

For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, we are constructively obliged, through raw materials sales agreements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received which is classified as “Advances from suppliers” on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory are classified as “Advances to Suppliers” on the balance sheet. There is no right of offset for these arrangements and accordingly, “Advances from suppliers and customers” and “Advances to suppliers” remain on the balance sheet until the processed inventory is settled.

We do not recognize revenue or costs of revenue until our finished solar modules are delivered and title has passed to our customers.

(e) Property, plant and equipment

We report our property, plant and equipment at cost, less accumulated depreciation and amortization. Costs include the prices paid to acquire or construct the assets, including capitalized interest during the construction period, and any expenditures that substantially extend the useful life of an existing asset. Interest capitalized into property, plant and equipment was nil, nil and $52,731 during 2003, 2004 and 2005, respectively. We expense repair and maintenance costs when they are incurred.

We compute depreciation expense using the straight-line method over the estimated useful lives of the assets presented below. We amortize leasehold improvements over the lesser of their estimated useful lives or the term of the lease. Capitalized costs related to assets under construction are not depreciated until construction is complete and the asset is ready for its intended use.

Years
Buildings	20
Plant and machinery	5-10
Motor vehicles	5
Electronic equipment, furniture and fixtures	5

(f) Intangible assets

Our land use rights are reported at cost, less accumulated amortization. We amortize the land use rights on a straight-line basis over 50 years based on the contractual life of the right.

(g) Long-lived assets

We evaluate our long-lived assets and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss equal to the excess of carrying amount over the fair value of the assets.

(h) Income taxes

We recognize deferred income tax assets and liabilities for the future tax consequences attributable to differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and for net operating loss carryforwards and credits. We measure deferred tax assets and liabilities by using enacted statutory tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize the effects of any changes to applicable tax rates in the period in which the new rate is enacted. Our deferred tax assets are reduced by a valuation allowance when we determine it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of each relevant taxing authority. We classify the components of our deferred tax assets and liabilities individually as current and non-current based on the characteristics of the underlying assets and liabilities, or on the expected period of their use, if not related to an asset or liability.

(i) Revenue recognition

We recognize revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and the collectibility of the resulting receivable is reasonably assured. Our sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

We recognize sales of our solar modules based on the terms of the specific sales contract. Generally, we recognize sales when we have delivered our products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. Some of our contracts may stipulate that we must defer recognizing revenue until we have delivered the product to our customer’s location and we receive documentation that they have accepted delivery.

We recognize revenue on sales of our aluminum siding when we have delivered it to our customer’s location and they have accepted delivery. On June 28, 2006, our board of directors resolved to discontinue our aluminum siding business. Please refer to note 3 for details.

We recognize revenue related to our solar systems integration on the percentage-of-completion method. We estimate our revenues by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs budgeted to be incurred on the project. We use the ratio computed in the cost-to-cost analysis by applying it to the contract price to determine the estimated revenues earned in each period. If we determine that estimated total costs to be incurred on a project exceed the amount of revenues under the contract, we expense that portion of excess costs in the period that we determine it.

(j) Shipping and handling costs

Customer payments of shipping and handling costs are included in our net revenues. Shipping and handling costs relating to solar module sales of nil, $3,357 and $7,187 are included in selling expenses for years ended December 31, 2003, 2004 and 2005, respectively. Shipping and handling costs relating to inventory purchases of $35,861, $56 and $18,065 are included as a component of cost of revenues for years ended December 31, 2003, 2004 and 2005, respectively.

(k) Research and development

Research and development costs are incurred during the period we are developing new products or refining existing products or technologies. These costs are expensed as incurred until the products have been developed and tested and are ready for production and sale.

We periodically qualify for grants from the PRC government for achieving certain research and development milestones. We record these grants as an offset to our research and development expenses in the periods in which we earn them. Grants that we receive prior to when we achieve the specified milestone are reported as a liability. We recorded $24,163, $116,762 and $151,638 of earned grants as reductions of research and development expenses for the years ended December 31, 2003, 2004 and 2005, respectively.

(l) Product warranties

We provide a limited warranty to the original purchasers of our solar modules for two years following delivery for defects in materials and workmanship. We provide a minimum power output warranty for up to 25 years following delivery. We accrue warranty costs as we recognize revenues. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. We currently accrue for product warranties at 1% of solar module sales based on our assessment of industry norms which also represents our best estimate to date. Should we begin to experience warranty claims differing from our accrual rate, we would prospectively revise the warranty accrual rate.

(m) Advances from customers

We frequently require that our customers pay us for our solar modules prior to the delivery of the products. These advance payments are recorded as advances from customers under our current liabilities.

(n) Foreign currency translation and foreign currency risk

Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions that we denominate in other currencies are recorded in RMB at the rates of exchange on the date when the transactions occur. We translate monetary assets and liabilities denominated in other currencies into RMB at the rates of exchange in effect at each balance sheet date. We record these exchange gains and losses in the statements of operations.

We have chosen the US dollar as our reporting currency. Our assets and liabilities are translated at the exchange rate at each balance sheet date and we use an average exchange rate for the period to translate our statements of operations. We report the adjustments that result from these translations as a component of our shareholders’ equity under other comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in RMB amounted to $546,136, $3,298,173 and $363,156 as of December 31, 2003, 2004 and 2005, respectively.

(o) Concentrations of credit risk

Our financial instruments that potentially expose us to concentrations of credit risk are primarily our trade accounts receivable. We conduct credit evaluations of our customers but generally have not required collateral or other security interests from our customers when we grant them credit. We make a provision for estimated uncollectible accounts based primarily on the age of the receivables but also when we identify potential payment problems with specific customers.

We have not had significant collections issues for receivables generated from sales of our solar modules. We often require significant down payments by our customers prior to shipment and may require settlement via wire transfer within 15 days of shipment as these are typically export sales.

Our historical write-offs have been within management estimates.

(p) Fair value of financial instruments

Our trade accounts receivables, other receivables, advances to suppliers, trade accounts payables and short-term borrowings all approximate their fair values due to their short term maturity dates.

Our long-term borrowings had carrying values approximating their fair values as of December 31, 2003, 2004 and 2005.

(q) Income / Loss per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive. No dilutive potential ordinary share equivalents were outstanding as of December 31, 2003, 2004 or 2005.

(r) Recently issued accounting pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 151 (SFAS 151), “Inventory Costs—an Amendment of ARB No. 43, Chapter 4.” SFAS 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for any inventory costs we incur as of January 1, 2006.

We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flows or results of operations.

In December 2004, the FASB issued Statement No.123R “Share-Based Payment” (“SFAS 123R”), which requires companies to measure and recognize compensation expense for all share-based payments at fair value. SFAS 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This statement will be effective for us as of January 1, 2006. The company has no options or restricted shares outstanding as of December 31, 2005.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets—an Amendment of APB Opinion No. 29,” (“SFAS 153”) which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We are required to adopt SFAS 153 for nonmonetary assets exchanges occurring as of January 1, 2006. We do not anticipate that the adoption of this statement will have a material effect on our financial position, cash flow or results of operations.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles board Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements—An amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. We are required to adopt SFAS 154 for accounting changes and corrections of errors made beginning January 1, 2006. We do not anticipate that the adoption of this standard will have a material impact on our financial position, cash flow or results of operations.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an Interpretation of SFAS No. 143,” (“FIN 47”). FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. We are required to adopt FIN 47 as of January 1, 2006. We do not anticipate that the adoption of this standard will have a material impact on our financial position, cash flow or results of operations.

In June 2006 the FASB released Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, (“FIN 48”) which prescribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption encouraged if the enterprise has not yet issued financial statements for fiscal years or interim periods in the period this Interpretation is adopted. We do not anticipate that the adoption of this interpretation will have a material impact on our financial position, cash flow or results of operations.

3. Discontinued Operations

Due to the continuing erosion of the gross margins related to the aluminum siding business and the Company’s decision to focus its future efforts on the solar module business, the Company decided to discontinue the aluminum siding business which previously represented a business segment of the Company. Summarized operating results from the discontinued operations included in the Company’s consolidated statements of operations were as follows:

	Years ended December 31,
	2003	2004	2005
	$	$	$
Revenues	2,839,886	4,401,995	3,224,994
(Loss) income from discontinued operations, before income taxes	(428,429)	448,971	131,823
Income tax benefit (expense)	32,132	(94,734)	(40,813)

(Loss) income from discontinued operations, net of tax	(396,297)	354,237	91,010

Summarized assets and liabilities from the discontinued operations included in the Company’s consolidated balance sheets were as follows:

	December 31, 2003	December 31, 2004	December 31, 2005
Current assets of discontinued operations:
Accounts receivable, net	1,101,592	1,913,123	759,578
Inventory	496,636	513,560	622,630
Advance to suppliers	—	452,887	13,631
Prepaid expenses and other current assets	123,543	159,353	120,593

	1,721,771	3,038,923	1,516,432

Long-term assets of discontinued operations:
Property, plant and equipment, net	1,269,080	970,913	975,831
Land use rights	184,906	182,426	182,772

	1,453,986	1,153,339	1,158,603

	3,175,757	4,192,262	2,675,035

Current liabilities of discontinued operations:
Accounts payable-trade	(1,311,976)	(587,815)	(583,488)
Accrued expenses and other current liabilities	(436,107)	(267,330)	(67,510)

	(1,748,083)	(855,145)	(650,998)

4. Inventories

Inventories consist of the following:

	At December 31,
	2003	2004	2005
	$	$	$
Raw materials	—	165,505	2,061,972
Work in progress	—	72,134	4,249,975
Finished goods	—	303,852	384,102

	—	541,491	6,696,049

5. Accounts Receivables and Other Receivable

Other receivables consist of the following:

	At December 31,
	2003	2004	2005
	$	$	$
Other debtors	99,284	306,759	800,296
Prepaid expenses	3,669	4,120	93,667
Less: Allowance for doubtful debts	(4,964)	(73,140)	(77,279)

	97,989	237,739	816,684

Other debtors principally include advances to employees. As at December 31, 2005, other debtors include advances made to Changzhou Yin Lian Guarantee Co., Ltd. and Changzhou Heng Tai Investment Guarantee Co., Ltd. to secure the guarantee for the bank borrowings as disclosed in note 9.

An analysis of the allowance for doubtful accounts for accounts receivable and other receivables for 2003, 2004 and 2005 is as follows:

	At December 31,
	2003	2004	2005
	$	$	$
Allowance for doubtful accounts for accounts receivable
Beginning balance	—	126,888	—
Amount provided for doubtful accounts	126,888	—	—
Amount written off	—	—	—
Collection of receivables	—	(126,888)	—

Ending balance	126,888	—	—

Allowance for doubtful accounts for other receivable
Beginning balance	—	4,964	73,140
Amount provided for doubtful accounts	4,964	68,176	4,139
Amount written off	—	—	—

Ending balance	4,964	73,140	77,279

6. Property, Plant and Equipment, Net

Property, plant and equipment, net, consist of the following:

	At December 31,
	2003	2004	2005
	$	$	$
Buildings	—	—	2,980,172
Plant and machinery	—	138,332	4,758,554
Motor vehicles	73,701	125,614	182,554
Electronic equipment, furniture and fixtures	2,607	82,738	981,049

Total	76,308	346,684	8,902,329
Less: Accumulated deprecation and impairment	(13,266)	(25,135)	(370,062)

Construction in progress	—	436,538	1,097,414

Property, plant and equipment, net	63,042	758,087	9,629,681

Our depreciation expense was $13,192, $42,071 and $310,810 for the years ended December 31, 2003, 2004 and 2005, respectively.

Construction in progress primarily represents the construction of a new plant that includes several new production lines.

As of December 31, 2003, 2004, and 2005, nil, nil and $5,730,961, respectively, of property, plant and equipment was pledged to secure the guarantees for short-term loans (refer to note 9).

7. Intangible Assets, Net

Amortized intangible assets, net, represent land use rights for the solar modules segment and consist of the following:

	At December 31,
	2003	2004	2005
	$	$	$
Cost	—	561,831	921,911
Less: Accumulated Amortization	—	(2,808)	(18,439)

Net	—	559,023	903,472

All intangible assets relate to solar modules.

At December 31, 2003, 2004 and 2005, the land use right certificates for a certain portion of our land use rights amounting to nil, $561,831 and $921,911, respectively, had not been obtained. Such certificates were obtained in August 2006.

Annual amortization for the above intangible asset is estimated at $18,438 per year for the next five years.

8. Disposal of a Subsidiary

In December 2004, we disposed of our entire equity interest in Tianhe Research to Mr. Jiqin Gao, one of our employees and the brother of Mr. Jifan Gao, our Chairman and Changzhou Tianhe Investment Co., Ltd. The

net assets of Tianhe Research at the date of disposal were $160,595 and the consideration for the disposal was $326,225, the registered capital of Tianhe Research. We have treated this transaction as a transaction between entities under common control and recognized $165,630, being the excess of the proceeds received over the net assets of Tianhe Research we disposed, as an additional capital contribution to the Company. As of December 31, 2004, $165,630 had not been received and was recorded in amounts due from related parties.

9. Bank Borrowings

Our bank borrowings consist of the following:

	At December 31,
	2003	2004	2005
	$	$	$
Bank borrowings
Short-term	62,827	3,656,135	6,628,336
Long-term, current portion	—	—	—

Sub-total	62,827	3,656,135	6,628,336

Long-term, non-current portion	—	—	4,956,507

Total	62,827	3,656,135	11,584,843

Short-term bank loans of $6,628,336 as of December 31, 2005 are guaranteed separately by Changzhou Yin Lian Guarantee Co., Ltd. (“CYLG”), Changzhou City Heng Tai Investment Guarantee Co., Ltd. (“CCHTI”) and Changzhou Tianhe Investment Co., Ltd. Short-term bank loans of $3,656,135 as of December 31, 2004 are guaranteed separately by Changzhou Tianhe Investment Co., Ltd. and Changzhou City Ming Seng Financing Guarantee Co., Ltd. During the year ended December 31, 2003, 2004 and 2005, the average interest rate was 6.03%, 5.91% and 6.10% per annum.

Our long-term bank loans of nil, nil and $4,956,507 as of December 31, 2003, 2004 and 2005 were guaranteed by Changzhou Fulai Property Development Co., Ltd. (“CFPD”), a company controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, the directors and beneficial shareholders of Trina for a consideration of nil for the year ended December 31, 2005. During the year 2003, 2004 and 2005, the average interest rate was nil; nil and 6.91% per annum, respectively. All of the bank loans are arranged at fixed interest rates and are due for repayment upon maturity in 2008. All of the bank loans are unsecured except for the short-term borrowings as of December 31, 2005 which are secured by property, plant and equipment as disclosed in note 6.

All of the bank borrowings were incurred and repayable by Trina China.

10. Accrued Warranty Costs

The movement of our accrued warranty costs is summarized below:

	At December 31,
	2003	2004	2005
	$	$	$
Beginning balance	—	—	4,136
Warranty provision	—	4,136	268,184
Warranty costs incurred	—	—	—

Ending balance	—	4,136	272,320

11. Other Expenses

	Year ended December 31,
	2003	2004	2005
	$	$	$
Donations	(36,245)	(36,245)	(24,122)
Others	—	1,245	(2,686)

	(36,245)	(35,000)	(26,808)

12. Tax Expenses (Benefit)

	Year ended December 31,
	2003	2004	2005
	$	$	$
PRC enterprise income tax expense (benefit)	49,748	(66,538)	602,905
Deferred tax credit	(15,227)	14,731	(32,182)

	34,521	(51,807)	570,723

Trina is a tax exempted company incorporated in the Cayman Islands.

Trina China, is a foreign invested enterprise located in Changzhou, Jiangsu Province, and was recognized as a high technology enterprise. The enterprise income tax rate applicable to Trina China is derived from the standard enterprise income tax rate of 24% for this district, reduced for exemptions applicable to our company.

In 2002 and 2003 Trina China was recognized as a high technology enterprise and qualified for reduction of the applicable enterprise income tax rate from 24% to 15% for these years.

In accordance with the tax legislations applicable to foreign investment enterprises (“FIE”), Trina China is entitled to exemptions from PRC enterprise income tax for the two years commencing from its first profit-making year of operations, after offsetting all unexpired tax losses carried forward from previous years, and thereafter, entitled to a 50% relief from PRC enterprise income tax for the next three years (the “Tax Exemption”). 1999 was the first year Trina China commenced benefitting from the Tax Exemption. In 2004 Trina China was granted a further three year extension in the 50% relief from PRC enterprise income tax of 24%. As a result, Trina China was subject to preferential enterprise income tax rates of 7.5% in 2003, and 12% in 2004 and 2005.

Tianhe Research is subject to an enterprise income tax rate of 33%. We have not provided for any PRC enterprise income taxes for Tianhe Research as we incurred losses in that company in 2004 prior to disposal.

Reconciliation between the provision for income tax computed by applying the applicable enterprise income rate of 24% to income before income taxes and the actual provision of income taxes is as follows:

	Year ended December 31,
	2003	2004	2005
	$	$	$
Applicable enterprise income tax rate	24.0%	24.0%	24.0%
Unbenefited losses	0.5%	—%	—
Benefit of tax holiday	(20.5%)	(12.0)%	(12.0%)
Expenses not deductible for tax purpose	2.2%	—%	3.1%

	6.2%	12.0%	15.1%

Tax exemption and tax relief granted to us amounts to $103,909, $22,852 and $590,981, and nil, nil and nil per share for years ended December 31, 2003, 2004 and 2005, respectively.

The principal components of our deferred income tax assets are as follows:

	Year ended December 31,
	2003	2004	2005
	$	$	$
Deferred tax assets:
Bad debts provision	15,227	—	—
Warranty provision	—	496	32,678

Total	15,227	496	32,678

Analysis as:
Current	15.227	—	—

Non-current	—	496	32,678

13. Distribution of Profit

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of Trina China, we are required to maintain two statutory reserves, (collectively, “PRC statutory reserves”): a general reserve fund and a staff welfare and bonus fund which is non-distributable. Appropriations to such reserves are made out of net profit after taxation of Trina China. Trina China is required to transfer 10% of its profit after taxation, as reported in our PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of our registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. Trina China is also required to allocate a portion of its net profit after taxation to its staff welfare and bonus fund, which may not be distributed to its equity owners. However, the amount to be allocated to the staff welfare and bonus fund is at the sole discretion of the board of directors. PRC regulations currently permit payment of dividends only out of Trina China’s accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer a portion of net profit to us in the form of dividends.

The amount of the non-distributable general reserve fund was $164,522, $175,221 and $506,367 as at December 31, 2003, 2004 and 2005, respectively. The amount of the welfare fund and bonus fund was Nil, Nil and Nil as at December 31, 2003, 2004 and 2005, respectively, as Trina China elected not to make any appropriations to this fund.

The amount that is not subject to restrictions, and which may be transferred from Trina China in the form of dividends, loans or advances, is Nil, Nil and 2,835,992 as at December 31, 2003, 2004 and 2005, respectively.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer the registered capital and general reserve fund to the Company in the form of dividends, loans or advances and the restricted portion amounted to $2,659,522, $3,930,221, and $7,181,367 as of December 31, 2003, 2004 and 2005, respectively.

14. Related Party Transactions and Balances

Related party balances

The amounts due from related parties include cash advances to Changzhou Tianhe Investment Co., Ltd. (“TICL”), one of the former shareholders of Trina China, which is controlled by Mr. Jifan Gao and Mr. Jiqing Gao, Tianhe Research, a former investor and subsidiary, Changzhou Tianhe Electricity and Water Development, a company in which TICL is an investor, and Changzhou Tianhe Exterior Walls Installation Co. Ltd., a company controlled by Mr. Chunyan Wu, one of our directors and wife of Mr. Jifan Gao, the Chairman of our company is an equity owner of TICL, along with Mr. Gao Jiqin, one of our employees and the brother of Mr. Jifan Gao.

The amounts due to related parties include cash advances from Tianhe Research, Changzhou Wujin Nanfang Bearing Co., Ltd., a former shareholder of Trina China controlled by Mr. Jianwei Shi, and Changzhou Futan Painting, a related party controlled by Mr. Jifan Gao.

These cash advances are unsecured, interest free and have either short or no fixed repayment terms. They have been fully repaid subsequent to December 31, 2005.

Related party transactions

As disclosed in Note 8, in December 2004, we disposed of our entire equity interest in Tianhe Research to Mr. Gao Jiqin and Changzhou Tianhe Investment Co., Ltd., both related parties as defined above. During year 2005, we also provided a cash advance to Jiangsu Jiuzhou Investment Group Co., Ltd., a related party controlled by Mr. Canfang Liu, one of the company shareholders, with the amount of $1,812,360. The amount was repaid during the year, and there was no ending balance as of December 31, 2005.

Our long-term bank loans of $4,956,507 as of December 31, 2005 were guaranteed by Changzhou Fulai Property Development Co., Ltd., a company controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, beneficial shareholders of Trina, for no consideration.

15. Commitments and Contingencies

a) Capital commitments

	At December 31,
	2003	2004	2005
	$	$	$
Commitments to purchase Property, plant and equipment	—	—	1,384,109

Commitments to purchase property, plant and equipment as at December 31, 2005 relate to machinery associated with expansion of our solar module business.

b) Operating lease commitments

We have operating lease agreements principally for our office properties in the PRC. These leases have remaining lease terms ranging from 12 to 24 months and are renewable upon negotiation. Our rental expense was $20,143, $60,647 and $50,404 for the years ended December 31, 2003, 2004 and 2005, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2005 were $4,027 due in 2006 and nil thereafter.

c) Contingencies

As of December 31, 2005, we were contingently liable to the local government with respect to accumulated under-payment of social insurance and employee welfare benefits which are estimated to be $94,894 and have been recognized as a liability by the Company. Subsequent to December 31, 2005, we have settled with the local government authority in relation to the outstanding payments and indicated that no further penalty would be charged to the Company. However, the Company might still be subject to fines or penalty for the underpayment in the past. Mr. Jifan Gao has agreed to indemnify us against any future loss or penalty for such past non-compliance.

As of December 31, 2005, we were contingently liable to the local government for commencing construction of new buildings without acquiring all required construction and environmental permits. Subsequent to December 31, 2005, we have obtained all of the outstanding permits. However, the Company might still be subject to fines or penalties for the past non-compliance. Mr. Jifan Gao has agreed to indemnify us against any future economic loss or penalty as a result of such non-compliance.

In connection with the restructuring of Trina in 2006, certain of the former equity holders of Trina China may be subject to income tax on capital gain while transferring their equity interest in Trina China to Trina. Trina or Trina China may be subject to withholding obligation with respect to the income tax on their capital gains. These former equity holders of Trina China have provided indemnity to the Company against such withholding obligations or liabilities due to or imposed by the PRC tax authority arise by the restructuring.

16. Segment Information

Prior to electing to discontinue our aluminum siding business, Trina operated in three operating segments, namely solar modules, aluminum siding and system integration. Upon the election to discontinue the aluminum siding business we have been operating our business under the two remaining segments. We have retroactively reclassified all of the segment activity to reflect our current segment operating structure.

Our solar module operations comprises the production of monocrystalline silicon ingots and wafers, from which solar cells are fabricated, and the subsequent assembly and marketing of solar modules, which are panels packed with interconnected solar cells that convert sunlight into electricity.

Our aluminium siding operations comprise the fabrication and marketing of moulded and coated aluminium cladding primarily for use in building construction. Aluminum siding manufacturing operations ceased production with effect from June 30, 2006. Please refer to note 3 for details.

Our system integration operations comprise the design, installation and testing of interconnected solar modules with system components such as batteries and inverters, to produce and reserve electricity (“PV systems”). Our system integration operations principally occurred in 2002 and 2003 when we designed, installed and tested 40 PV systems in Tibet.

The following tables summarize the selected revenue, expense and balance sheet information for each operating segment:

Year 2003	Solar Modules	System Integration	Non-allocated	Total
Revenue from external customers	—	2,712,360	—	2,712,360
Interest revenue	—	—	1,072	1,072
Interest expenses	—	—	7,425	7,425
Depreciation and amortization	—	13,192	—	13,192
Income before income taxes	—	553,955	—	553,955
Income tax expense	—	—	34,521	34,521
Net income (loss) after taxes before minority interest	—	553,955	(34,521)	519,434
Total assets	—	1,083,010	776,087	1,859,097

Year 2004	Solar Modules	System Integration	Non-allocated	Total
Revenue from external customers	413,632	—	—	413,632
Interest revenue	—	—	3,576	3,576
Interest expenses	—	—	72,614	72,614
Depreciation and amortization	44,879	—	—	44,879
Loss before income taxes	(431,721)	—	—	(431,721)
Income tax expense	—	—	51,807	51,807
Net loss after taxes before minority interest	(431,721)	—	51,807	(379,914)
Total assets	3,604,015	—	3,395,387	6,999,402

Year 2005	Solar Modules	System Integration	Non-allocated	Total
Revenue from external customers	27,275,192	—	—	27,275,192
Interest revenue	—	—	15,734	15,734
Interest expenses	—	—	470,245	470,245
Depreciation and amortization	326,441	—	—	326,441
Income before income taxes	3,791,167	—	—	3,791,167
Income tax expense	—	—	570,723	570,723
Net income (loss) after taxes before minority interest	3,791,167	—	(570,723)	3,220,444
Total assets	28,399,114	—	1,224,232	29,623,346

The following table summarizes our net revenues generated from different geographic locations:

	Years ended December 31,
	2003	2004	2005
	$	$	$
Europe:
— Germany	—	337,192	23,586,485
— Others	—	—	2,776,255

Europe Total	—	337,192	26,362,740
China	2,712,360	33,440	847,600
South Africa	—	—	64,852
Others	—	43,000	—

Total net revenues	2,712,360	413,632	27,275,192

All the identifiable assets of the Company are located in the PRC.

17. Major Customers

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Year ended December 31,
	2003	2004	2005
	$	$	$
Company A	—	—	5,606,727
Company B	—	—	3,878,818
Company C	—	330,493	—
Company D	2,712,360	—	—

The accounts receivable from the customers with the largest receivable balances represent 100%, 100% and 37% of the balance of the account at December 31, 2003, 2004 and 2005, respectively.

18. Shareholders’ Equity

Ordinary Shares

In connection with the restructuring discussed in note 1, Trina issued 1,000,000,000 ordinary shares to the owners of Trina China in exchange for the transfer of their interests to the Company. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Upon completion of the restructuring, 1,000,000,000 ordinary shares were outstanding.

19. Subsequent Events

In May, 2006, Trina issued 545,808,968 Series A preferred shares (the “Series A Shares”) at a price of $0.0732857 per share for an aggregate of $39,999,992. The net proceeds from the Series A private placement of $39,168,498 (net of issue expenses of $831,494), were primarily used to fund capital investment at the Changzhou site.

The key terms of the Series A Shares are as follows:

Conversion: Each Series A Share is automatically convertible into one ordinary share at any time after the date of issuance of such shares, upon the consummation of a qualified public offering (the initial firm commitment underwritten public offering by Trina of Ordinary Shares on a public stock exchange in the United States, pursuant to an effective registration statement under the United States Securities Act of 1933, or a substantially equivalent transaction in a jurisdiction other than the United States, resulting in actual proceeds received by the Company of at least $30 million, and a total market capitalization of the Company, immediately following the consummation of such offering, of at least $150,000,000), or obtaining the necessary written consent from the holders of Series A Shares. In the event the Company’s 2006 consolidated after-tax net earnings (the “Actual 2006 Earnings”) is less than $14,250,000, the conversion price of Series A Shares, effective as of December 31, 2006, shall be reduced to an amount equal to $0.0732857 per share multiplied by a fraction, (x) the numerator of which shall be the Actual 2006 Earnings and (y) the denominator of which shall be $15,000,000 (the “2006 Earnings Adjustment Conversion Price”); provided, however, that in no event shall the 2006 Earnings Adjustment Conversion Price be less than $0.0523469 per share.

Voting rights: Each Series A Share shall entitle the holder to such number of votes as shall equal the number of ordinary shares into which such Series A Share is then convertible.

Redemption: In the event that the Company concludes a qualified IPO or commences a redemption triggering event, the holders of Series A Shares then outstanding may redeem at any time after the receipt of written notification from holders of a majority in voting power of the outstanding Series A Shares, upon fulfillment of certain conditions, that the Company redeem all of the preferred shares outstanding. A redemption trigger event occurs under the following conditions:

(A) a material breach of any of the warranties, representations, covenants, undertakings, or other obligations of the Company, Trina China or any of the founders under (i) the Series A Preferred Share Purchase Agreement, dated as of April 28, 2006, among the Company, Trina China, and the other parties identified therein, (ii) the Shareholders Agreement (the “Shareholders Agreement”), dated as of April 28, 2006, among the Company, Trina China, and the other parties identified therein, (iii) the Memorandum of Association, or (iv) the Articles of Association; or (B) a payout by the Company of a material amount relating to all losses, liabilities, claims, demands, judgments, damages, settlements, fines, suits, actions, costs and expenses arising from or related to the non-compliance of the Company’s products with the TÜV standards.

In connection with the redemption of any Series A Shares, Trina shall pay a redemption price equal to up to 115% of par value based in part on the amount of time from issuance to redemption.

Liquidation preference: In the event of any liquidation or winding up of the affairs of the Company, the holders of the Series A Shares then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares, an amount equal to one hundred percent (100%) of Series A share original issue price plus all declared but unpaid dividends as of the liquidation date.

Dividend preference: With the exception of a dividend payable solely in Ordinary Shares, the repurchase of Ordinary Shares at cost from terminated employees, officers or consultants pursuant to contractual arrangements with the Company approved by the Board, any exercise, conversion or exchange of Ordinary Share Equivalents, or repurchase of outstanding securities of the Company that is duly approved by the Board, no dividends or distributions shall be distributed among holders of ordinary shares unless an equal or greater per share amount has first been distributed among holders of Series A shares on an as converted basis.

In October and November 2006, the Company received an aggregate of approximately $4.9 million from certain former equity owners of Trina China in connection with the Company’s restructuring process, which was initiated in April 2006, and disclosed in Note 1 to the consolidated financial statements.

*    *    *    *    *

TRINA SOLAR LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In U.S. dollars)

September 30, 2006
$
ASSETS
Current assets:
Cash and cash equivalents	30,759,022
Restricted cash	6,791,951
Inventories	23,224,216
Accounts receivable, net of allowance for doubtful accounts of $1,058	6,649,913
Other receivable, net of allowance for doubtful accounts of $66,622	309,847
Advances to suppliers	14,298,879
Value-added tax recoverable	759,162
Deferred tax assets	544,097
Deferred listing expenses	1,210,497
Current assets of discontinued operations	409,002

Total current assets	84,956,586
Property, plant and equipment, net	24,496,879
Intangible assets, net	1,841,916
Deferred tax assets	166,776
Non current assets of discontinued operations	1,040,816

TOTAL ASSETS	112,502,973

	September 30,
	2006	2006 Pro forma
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	1,450,000
Short-term borrowings, including current portion of long-term bank borrowings	34,081,897
Accounts payable	3,735,299
Other payables	596,176
Advances from customers	157,796
Accrued payroll and welfare	17,519
Amounts due to related parties	5,334,316
Income tax payable	1,012,714
Current liabilities of discontinued operations	507,661

Total current liabilities	46,893,378
Long-term bank borrowings	5,057,721
Accrued warranty costs	1,030,654

Total liabilities	52,981,753

Commitments and contingencies (Note 17)
Series A preferred shares ($0.00001 par value; 545,808,968 shares authorized, issued and outstanding as of September 30, 2006 (nil shares issued and outstanding on a pro forma basis) (liquidation value $40,000,000)	39,168,498
Shareholders’ equity
Ordinary shares ($0.00001 par value; 4,454,191,032 shares authorized, 1,045,725,760 shares issued and outstanding, as of September 30, 2006) 1,545,808,968 shares issued and outstanding on a pro forma basis)	10,474	15,458
Additional paid-in capital	8,241,009	47,404,523
Retained earnings	11,038,571	11,038,571
Accumulated other comprehensive income	1,062,668	1,062,668

Total shareholders’ equity	20,352,722	59,521,220

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	112,502,973	112,502,973

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars)

	Nine months ended September 30,
	2005	2006
	$	$
Continuing operations:
Net revenues:
Solar modules	11,405,207	75,733,277
System integration	—	—

Total net revenues	11,405,207	75,733,277

Cost of revenues:
Solar modules	8,656,627	54,709,843
System integration	—	—

Total cost of revenues	8,656,627	54,709,843

Gross profit	2,748,580	21,023,434

Selling expenses	313,216	1,643,448
General and administrative expenses	698,293	6,605,411
Research and development expenses	130,651	1,712,934

Total operating expenses	1,142,160	9,961,793

Income from continuing operations	1,606,420	11,061,641
Interest expenses	(305,851)	(1,068,169)
Interest income	9,229	138,889
Other expenses	(4,693)	(84,948)

Income from continuing operations before income taxes	1,305,105	10,047,413
Tax expenses	(168,620)	(1,260,794)

Net income from continuing operations	1,136,485	8,786,619

Discontinued operations:
Loss from discontinued operations	(3,436)	(923,561)
Income tax benefit (expense)	412	(25,876)

Loss on discontinued operations	(3,024)	(949,437)

Net income	1,133,461	7,837,182

Basic per share—calculations
Income from continuing operations	Nil	Nil
Loss on discontinued operations	Nil	Nil

Net income	Nil	Nil
Diluted per share calculations
Income on continuing operations	Nil	Nil
Loss from discontinued operations	Nil	Nil
Net income	Nil	Nil
Pro forma net income per share on an as converted basis—basic and diluted
Income from continuing operations		Nil
Loss on discontinued operations		Nil

Net income		Nil
Shares used in calculating pro forma share amounts on an as converted basis:
Basic		1,256,600,448
Diluted		1,270,679,835
Share-based compensation expense included in
Cost of Revenue		$400,188
Selling expenses		$238,654
General & administrative expenses		$266,886
Research & development expenses		$1,569,106

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(In U.S. dollars)

	Ordinary Shares ($0.00001 par value)		Additional paid-in Capital	Retained earning	Other comprehensive income	Total	Total comprehensive income
	Number of shares	Par value $	$	$	$	$	$
Balance at January 1, 2006	1,000,000,000	10,000	10,881,178	3,201,389	262,406	14,354,973	3,571,770
Issuance of restricted shares to employees	45,725,760	474	—	—	—	474	—
Return of capital upon restructuring	—	—	(5,115,003)	—	—	(5,115,003)	—
Share based compensation	—	—	2,474,834	—	—	2,474,834	—
Net income	—	—	—	7,837,182	—	7,837,182	7,837,182
Foreign currency translation adjustments	—	—	—	—	800,262	800,262	800,262

Balance at September 30, 2006	1,045,725,760	10,474	8,241,009	11,038,571	1,062,668	20,352,722	8,637,444

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Nine months ended September 30,
	2005	2006
	$	$
Operating activities:
Net income	1,133,461	7,837,182
Adjustments to reconcile net income attributable to ordinary shareholders to net cash provided by (used in) operating activities:
Provision for fixed asset of discontinued operations	—	364,977
Depreciation and amortization	228,438	932,277
Deferred taxes	23,081	(607,831)
Share-based compensation	—	2,474,834
Provision for doubtful receivables	358,081	193,861
Provision for obsolete inventory	—	126,649
Changes in operating assets and liabilities:
Provision for advances to suppliers	—	2,825,210
Inventories	(8,355,772)	(16,115,655)
Accounts receivable	277,927	(1,472,421)
Other receivable	(810,097)	154,857
Advances to suppliers	(5,660,406)	(12,725,913)
Accounts payable	1,817,176	107,922
Other payables	463,085	(22,889)
Accrued expense	—	1,450,000
Advances from customers	626,407	(652,707)
Advances from suppliers	—	513,051
Income tax payable	(24,339)	475,725
Amounts due to and from related parties	—	—
Accrued warranty costs	114,425	758,334

Net cash provided (used) in operating activities	(9,808,533)	(13,382,537)

Investing activities:
Purchases of property, plant and equipment	(5,841,780)	(16,500,704)
Purchase of intangible asset	(361,554)	(964,587)
Increase in restricted cash	(170,353)	(6,264,976)

Net cash used in investing activities	(6,373,687)	(23,730,267)

Financing activities:
Return of capital upon restructuring	—	(5,115,003)
Proceeds from issuance of Series A preferred shares	—	39,168,498
Capital contribution from shareholders	5,773,592	—
Proceeds from issuance of restricted shares to employees	—	474
Proceeds from short-term bank borrowings	21,358,075	39,940,143
Repayment of short-term bank borrowings	(18,713,703)	(12,486,582)
Proceeds from long-term bank borrowings	4,942,543	—
Listing expenses	—	(1,210,497)
Advances from related parties	1,492,825	5,449,085

Net cash provided by financing activities	14,853,332	65,746,118

Effect of exchange rate changes	192,661	901,476

Net change in cash and cash equivalents	(1,136,227)	29,534,790

Cash and cash equivalents at the beginning of the year	3,395,387	1,224,232

Cash and cash equivalents at the end of the period	2,259,160	30,759,022

Supplemental disclosure of cash flow information:
Interest paid	332,832	1,064,470

Property, plant and equipment received in lieu of accounts receivable	—	279,372

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	1,515,412	(480,182)

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006

(In U.S. dollars)

1. Organization and Principal Activities

Trina Solar Limited, (“Trina”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on March 14, 2006.

Trina, its subsidiaries and variable interest entity (“VIE”) (collectively the “Company”) are principally engaged in the manufacturing and selling of solar modules in the People’s Republic of China (the “PRC”) and overseas markets. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through an operating subsidiary, Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), established in the PRC on December 26, 1997. Tianhe Research Institute Co., Ltd. (“Tianhe Research”), a former subsidiary of Trina China, was established in the PRC on May 19, 2003 for conducting research and development and was disposed of on December 29, 2004. In addition, Trina China consolidates the operations of Sun Era Industries Limited (“Sun Era”) that was incorporated in the British Virgin Islands on October 18, 2002 by the founder of Trina China and his wife to procure raw materials, provide sales support and make toll manufacturing purchases exclusively for Trina China and was determined to be a variable interest entity (“VIE”) of Trina China. We believe through the related party nature of the arrangement to establish Sun Era that we own the majority of its outstanding equity ownership rights and we believe that we are the primary beneficiary of Sun Era. We have consolidated Sun Era since its establishment. On July 18, 2006, the Company established a Hong Kong incorporated wholly-owned subsidiary, Top Energy International, Ltd, (“Top Energy”) to assist the Company in procuring raw materials and trading silicon wafers.

In connection with pre-IPO planning, the Group initiated a restructuring process. Trina was established in March 2006 and issued 10,000 ordinary shares at par value of $1.00 per share to the nominees of the then existing equity owners of Trina China, based on their proportionate ownership in Trina China. In April 2006, the issued 10,000 ordinary shares were sub-divided into 1,000,000,000 ordinary shares at par value of $0.00001 each. In May 2006, the Company issued 545.8 million Series A preferred shares for cash proceeds of approximately $40 million. Trina then acquired the entire equity interest in Trina China from the then existing equity owners by paying nominal consideration to the foreign equity owners and an aggregate of approximately RMB40.7 million (equivalent to $5.1 million) to the PRC equity owners. The consideration of $5.1 million paid to these PRC equity owners was regarded as a return on capital upon restructuring. These PRC equity owners then advanced the amounts they received back to Trina China. Trina China agreed to fully repay these advances while these PRC equity owners, through their designated nominee shareholders of the Company, agreed to contribute the amounts received as a gift or donated capital to the Company. The restructuring process has resulted in the nominees of the former equity owners of Trina China holding ordinary shares of the Company consistent with the percentage of ownership of the former equity owners in Trina China and has been accounted for as a recapitalization. Accordingly, all share and per share data have been restated to give retroactive effect of this restructuring and the share capital represents the capital amount of the Company as if the restructuring has been completed as of the earliest period presented.

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The financial information with respect to the nine-month periods ended September 30, 2005 and 2006 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of the management, such unaudited financial information contains all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation on the results of such periods. The results of operations for the nine-month periods ended September 30, 2005 and 2006 are not necessarily indicative of results to be expected for the full year.

These consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries and VIE. We have eliminated all inter-company transactions and balances during consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in our finance statements include provision for doubtful debts, provision for warranty expenses, valuation of deferred tax assets, and valuation of the useful lives of our intangible assets and property, plant and equipment.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash comprises amounts pledged to our banks to secure notes payable and letters of credit facilities. These deposits carry fixed interest rates and will be released when the related letters of credit is settled by us. As of September 30, 2006, the Company’s note payable is nil and issued letters of credit of $6,499,647 is secured by the Company’s bank deposit of $4,258,703.

(d) Inventories

We report our inventories at the lower of cost or market. We determine cost on a weighted average basis. These costs include direct material, direct labor, toll manufacturing costs, inventory movement and fixed and variable indirect costs, including depreciation and amortization.

We regularly review the cost of inventory against its estimated fair market value and will record a lower of cost or market write-down for inventories that have a cost in excess of estimated market value. We also provide obsolescence reserves for silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap.

We have outsourced portions of our manufacturing process, including cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when originally purchased from suppliers.

For those outsourcing arrangements in which title is not transferred, we maintain such inventory on the balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer.

For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, we are constructively obligated, through raw materials sales agreements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received which is classified as “Advances from suppliers” on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory are classified as “Advances to Suppliers” on the balance sheet. There is no right of offset for these arrangements and accordingly, “Advances from suppliers and customers” and “Advances to suppliers” remain on the balance sheet until the processed inventory is settled.

We do not recognize revenue or costs of revenue until our finished solar modules are delivered and title has passed to our customers

(e) Property, plant and equipment

We report our property, plant and equipment at cost, less accumulated depreciation and amortization. Costs include the prices paid to acquire or construct the assets, including capitalized interest during the construction period, and any expenditures that substantially extend the useful life of an existing asset. Interest capitalized into property, plant and equipment was $73,740 and 18,594 for the nine month periods ended September 30, 2006 and 2005, respectively. We expense repair and maintenance costs when they are incurred.

We compute depreciation expense using the straight-line method over the estimated useful lives of the assets presented below. We amortize leasehold improvements over the lesser of their estimated useful lives or the term of the lease. Capitalized costs related to assets under construction are not depreciated until construction is complete and the asset is ready for its intended use.

Years
Buildings	20
Plant and machinery	5-10
Motor vehicles	5
Electronic equipment, furniture and fixtures	5

(f) Intangible assets

Our land use rights are reported at cost, less accumulated amortization. We amortize the land use rights on a straight-line basis over 50 years based on the contractual life of the right.

(g) Long-lived assets

We evaluate our long-lived assets and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss equal to the excess of carrying amount over the fair value of the assets.

(h) Income taxes

We recognize deferred income tax assets and liabilities for the future tax consequences attributable to differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and for net operating loss carryforwards and credits. We measure deferred tax assets and liabilities by using enacted statutory tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize the effects of any changes to applicable tax rates in the period in which the new rate is enacted. Our deferred tax assets are reduced by a valuation allowance when we determine it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of each relevant taxing authority. We classify the components of our deferred tax assets and liabilities individually as current and non-current based on the characteristics of the underlying assets and liabilities, or on the expected period of their use, if not related to an asset or liability.

(i) Revenue recognition

We recognize revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and the collectibility of the resulting receivable is reasonably assured. Our sales agreements typically contain our customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

We recognize sales of our solar modules based on the terms of the specific sales contract. Generally, we recognize sales when we have delivered our products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. Some of our contracts may stipulate that we must defer recognizing revenue until we have delivered the product to our customer’s location and we receive documentation that they have accepted delivery.

We recognize revenue on sales of our aluminum siding when we have delivered it to our customer’s location and they have accepted delivery.

We recognize revenue related to our solar systems integration on the percentage-of-completion method. We estimate our revenues by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs budgeted to be incurred on the project. We use the ratio computed in the cost-to-cost analysis by applying it to the contract price to determine the estimated revenues earned in each period. If we determine that estimated total costs to be incurred on a project exceed the amount of revenues under the contract, we expense that portion of excess costs in the period that we determine it.

(j) Shipping and handling costs

Customer payments of shipping and handling costs are included in our net revenues. Shipping and handling costs relating to solar module sales of $38,701 and $151,699 are included in selling expenses for the six months ended September 30, 2005 and 2006, respectively. Shipping and handling costs relating to inventory purchases of $13,091 and $71,460 are included as a component of cost of revenues for the nine months ended September 30, 2005 and 2006, respectively.

(k) Research and development

Research and development costs are incurred during the period we are developing new products or refining existing products or technologies. These costs are expensed as incurred until the products have been developed and tested and are ready for production and sale.

We periodically qualify for grants from the PRC government for achieving certain research and development milestones. We record these grants as an offset to our research and development expenses in the periods in which we earn them. Grants that we receive prior to when we achieve the specified milestone are reported as a liability.

(l) Product warranties

We provide a limited warranty to the original purchasers of our solar modules for two years following delivery for defects in materials and workmanship. We provide a minimum power output warranty for up to 25 years following delivery. We accrue warranty costs as we recognize revenues. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. We currently accrue for product warranties at 1% of solar module sales based on our assessment of industry norms which also represents our best estimate to date. Should we begin to experience warranty claims differing from our accrual rate we would prospectively revise the warranty accrual rate.

(m) Advances from customers

We frequently require that our customers pay us for our solar modules prior to the delivery of the products. These advance payments are recorded as advances from customers under our current liabilities.

(n) Foreign currency translation and foreign currency risk

Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions that we denominate in other currencies are recorded in RMB at the rates of exchange on the date when the transactions occur. We translate monetary assets and liabilities denominated in other currencies into RMB at the rates of exchange in effect at each balance sheet date. We record these exchange gains and losses in the statements of operations.

We have chosen the US dollar as our reporting currency. Our assets and liabilities are translated at the exchange rate at each balance sheet date and we use an average exchange rate for the period to translate our statements of operations. We report the adjustments that result from these translations as a component of our shareholders’ equity under other comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in RMB amounted to $20,647,567 as of September 30, 2006.

(o) Concentrations of credit risk

Our financial instruments that potentially expose us to concentrations of credit risk are primarily our trade accounts receivable. We conduct credit evaluations of our customers but generally have not required collateral or other security interests from our customers when we grant them credit. We make a provision for estimated uncollectible accounts based primarily on the age of the receivables but also when we identify potential payment problems with specific customers.

We have not had significant collections issues for receivables generated from sales of our solar modules. We often require significant down payments by our customers prior to shipment and may require settlement via wire transfer within 15 days of shipment as these are typically export sales.

Our historical write-offs have been within management estimates.

(p) Fair value of financial instruments

Our trade accounts receivables, other receivables, advances to suppliers, trade accounts payable, and short-term borrowings all approximate their fair values due to their short-term maturity dates.

Our long-term borrowings had carrying value approximately equal to fair value as of September 30, 2006.

(q) Share-based compensation

The Company has adopted SFAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee restricted shares is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

(r) Pro forma information

The pro forma balance sheet information as of September 30, 2006 assumes the conversion upon completion of the initial public offering of all Series A preferred shares outstanding as of September 30, 2006 into ordinary shares.

(s) Pro forma earnings per share

Pro forma basic and diluted income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding redeemable convertible preferred shares.

(t) Income per share

Basic income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

The following table sets forth the computation of the basic and diluted income from continuing operations per share for the periods indicated:

	Nine months ended September 30,
	2005	2006
Net income from continuing operations attributable to ordinary share holders — basic	$1,136,485	$6,992,373
Amount allocated to Series A Shares for participating rights to dividends	—	1,794,246

Net income from continuing operations attributable to ordinary share holders — diluted	$1,136,485	$8,786,619

Ordinary shares outstanding	1,000,000,000	1,000,000,000
Weighted average Series A shares outstanding	—	256,600,448

Weighted average number of ordinary shares outstanding — basic	1,000,000,000	1,256,600,448
Unvested restricted shares	—	14,079,387

Weighted average number of ordinary shares outstanding — diluted	1,000,000,000	1,270,679,835

Per share income from continuing operations attributable to ordinary shareholders — basic	Nil	Nil

Per share income from continuing operations attributable to ordinary shareholders — diluted	Nil	Nil

Since the preferred shareholders have the right to participate equally with the common shareholders in any dividends declared, the Company has presented basic and diluted earnings per share using the two-class method.

Shares used in computing pro forma per share amounts on an as converted basis:
Basic	1,256,600,448

Diluted	1,270,679,835

Pro forma net income per share on an as converted basis: basic	Nil

Pro forma net income per share on an as converted basis: diluted	Nil

(u) Derivative financial instruments

The Company’s primary objective for holding derivative financial instrument is to manage currency risk. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

In 2006, the Company entered into certain foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts payable. The foreign exchange hedge contracts do no qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the statement of operations.

As of September 30, 2006, the Company has outstanding foreign exchange hedge contracts with notional amounts of $2,500,000 and the value of such contracts as of September 30, 2006 were insignificant.

3. Discontinued Operations

Due to the continuing erosion of the gross margins related to the aluminum siding business and the Company’s decision to focus its future efforts on the solar module business, the Company decided to discontinue the aluminum siding business which previously represented a business segment of the Company. The Company has valued the longlived assets or the aluminum siding business at the lower of carrying amount or fair value less cost to sell. As of September 30, 2006 the carrying value of the Company’s major asset categories related to the aluminum siding business were approximately $857,546 related to property plant and equipment, $183,270 related to land use rights. The Company is attempting to recover the carrying value of these assets through a plan to sell the assets over the next six to nine months. As of September 30, 2006, the company has recorded a provision of $364,977 for impairment of production equipment. Summarized operating results from the discontinued operations included in Company’s consolidated statements of operations were as follows:

	Nine months ended September 30,
	2005	2006
	$	$
Revenues	2,330,227	1,148,157
Loss from discontinued operations before income taxes	(3,436)	(923,561)
Income tax expense	412	(25,876)

Loss from discontinued operations, net of tax	(3,024)	(949,437)

Summarized assets and liabilities from the discontinued operations included in the Company’s consolidated balance sheets were as follows:

September 30, 2006
$
Current assets of discontinued operations:
Accounts receivable, net	286,205
Inventory	83,468
Prepaid expenses and other current assets	39,329

409,002

Non current assets of discontinued operations:
Property, plant and equipment, net	857,546
Land use rights	183,270

1,040,816

1,449,818

Current liabilities of discontinued operations:
Accounts payable-trade	321,162
Accrued expenses and other current liabilities	186,499

507,661

4. Inventories

Inventories consist of the following:

At September 30, 2006
$
Raw materials	7,602,215
Work in progress	12,877,349
Finished goods	2,744,652

Total	23,224,216

As of September 30, 2006, inventory was written down by $60,560 to reflect the lower of cost or market.

5. Accounts Receivable and Other Receivable

Other receivable consists of the following:

At September 30, 2006
$
Other debtors	373,621
Prepaid expenses	2,848
Less: Allowance for doubtful debts	(66,622)

309,847

An analysis of the allowance for doubtful accounts at September 30, 2006 is as follows:

September 30, 2006
$
Allowance for doubtful accounts for accounts receivable
Beginning balance	—
Amount provided for doubtful accounts	1,058
Amount written off	—

Ending balance	1,058

September 30, 2006
$
Allowance for doubtful accounts for other receivable
Beginning balance	77,279
Amount provided for doubtful accounts	—
Amount written off	(10,657)

Ending balance	66,622

6. Property, Plant and Equipment, Net

Property, plant and equipment, net, consist of the following:

September 30, 2006
$
Buildings	3,800,435
Plant and machinery	10,397,294
Motor vehicles	231,388
Electronic equipment, furniture and fixtures	2,684,679

Total	17,113,796
Less: Accumulated deprecation and impairment	(1,174,345)
Construction in Progress	8,557,428

Property, plant and equipment, net	24,496,879

Our depreciation expense was $842,690 for the nine months ended September 30, 2006.

Construction in progress primarily represents the construction of a new plant that includes several new production lines.

As of September 30, 2006, $5,847,990 of property, plant and equipment was pledged to secure the guarantees for long-term loans (refer to note 8).

7. Intangible Assets, Net

Amortized intangible assets, net, represent land use rights for the solar module segment and consist of the following:

September 30, 2006
$
Cost	1,883,141
Less: Accumulated amortization	(41,225)

Net	1,841,916

Annual amortization for the above intangible assets is estimated at $37,663 for the next five years.

All intangible assets relate to solar modules.

As of September 30, 2006, $1,137,987 of land use rights were pledged to secure the guarantees for long-term loans (refer to note 8).

8. Bank Borrowings

Our bank borrowings consist of the following:

At September 30, 2006
$
Bank borrowings
Short-term	34,081,897
Long-term, current portion	—

Sub-total	34,081,897

Long-term, non-current portion	5,057,721

Total	39,139,618

Short-term bank loans of $31,581,897 as of September 30,2006 are guaranteed separately by Changzhou City Heng Tai Investment Guarantee Co, Ltd. (“CCHTI”), Changzhou Fulai Property Development Co., Ltd (“CFPD”) and Changzhou Tianhe Investment Co., Ltd. During the first half year of 2006, the average interest rate was 6.02%.

Our long-term bank loans of $5,057,721 as of September 30, 2006 were guaranteed by Changzhou Fulai Property Development Co., Ltd. (“CFPD”), a related party. During the period, the average interest rate was 6.91% per annum. All of the bank loans are unsecured, arranged at fixed interest rates and are due for repayment upon maturity in 2008. All of the bank borrowings were incurred and repayable by Trina China.

9. Accrued Warranty Costs

The movement of our accrued warranty costs is summarized below:

At September 30, 2006
$
Beginning balance	272,320
Warranty provision	758,334
Warranty costs incurred	—

Ending balance	1,030,654

10. Preferred Shares

In May 2006, Trina issued 545,808,968 Series A preferred shares (the “Series A Shares”) at a price of $0.0732857 per share for an aggregate of $39,999,992. The net proceeds from the Series A private placement of $39,168,498 (net of issue expenses of $831,494), were primarily used to fund capital investment at the Changzhou site.

The key terms of the Series A Shares are as follows:

Conversion: Each Series A Share is automatically convertible into one ordinary share at any time after the date of issuance of such shares, upon the consummation of a qualified public offering (the initial firm commitment underwritten public offering by Trina of Ordinary Shares on a public stock exchange in the United States, pursuant to an effective registration statement under the United States Securities Act of 1933, or a substantially equivalent transaction in a jurisdiction other than the United States, resulting in actual proceeds received by the Company of at least 30 million, and a total market capitalization of the Company, immediately following the consummation of such offering, of at least 150,000,000), or obtaining the necessary written consent from the holders of Series A Shares. In the event the Company’s 2006 consolidated after-tax net earnings (the “Actual 2006 Earnings”) is less than $14,250,000, the conversion price of Series A shares, effective as of December 31, 2006, shall be reduced to an amount equal to $0.0732857 per share multiplied by a fraction, (x) the numerator of which shall be the Actual 2006 Earnings, and (y) the denominator of which shall be $15,000,000. (the “2006 Earnings Adjustment Conversion Price”); provided, however, that in no event shall the 2006 Earnings Adjustment Conversion Price be less than 0.0523469 per share.

Voting rights: Each Series A Share shall entitle the holder to such number of votes as shall equal the number of ordinary shares into which such Series A Share is then convertible.

Redemption: In the event that the Company concludes a qualified IPO or commences a redemption triggering event, the holders of Series A Shares then outstanding may redeem at any time after the receipt of written notification from holders of a majority in voting power of the outstanding Series A Shares, upon fulfillment of certain conditions, that the Company redeem all of the preferred shares outstanding. A redemption trigger event occurs under the following conditions:

(A) a material breach of any of the warranties, representations, covenants, undertakings, or other obligations of the Company, Trina China or any of the founders under (i) the Series A Preferred Share Purchase Agreement, dated as of April 28, 2006, among the Company, Trina China, and the other parties identified therein, (ii) the Shareholders Agreement (the “Shareholders Agreement”), dated as of April 28, 2006, among the Company, Trina China, and the other parties identified therein, (iii) the Memorandum of Association, or (iv) the Articles of Association; or (B) a payout by the Company of a material amount relating to all losses, liabilities, claims, demands, judgments, damages, settlements, fines, suits, actions, costs and expenses arising from or related to the non-compliance of the Company’s products with the TÜV standards.

In connection with the redemption of any Series A Shares, Trina shall pay a redemption price equal to up to 115% of par value based in part on the amount of time from issuance to redemption.

Liquidation preference: In the event of any liquidation or winding up of the affairs of the Company, the holders of the Series A Shares then outstanding shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares, an amount equal to one hundred percent (100%) of Series A share original issue price plus all declared but unpaid dividends as of the liquidation date. The liquidation preference is equivalent to $40 million as of June 30, 2006.

Dividend preference: With the exception of a dividend payable solely in Ordinary Shares, the repurchase of Ordinary Shares at cost from terminated employees, officers or consultants pursuant to contractual arrangements with the Company approved by the Board, any exercise, conversion or exchange of Ordinary Share Equivalents, or repurchase of outstanding securities of the Company that is duly approved by the Board, no dividends or distributions shall be distributed among holders of ordinary shares unless an equal or greater per share amount has first been distributed among holders of Series A shares on an as converted basis.

11. Shareholders’ Equity

Ordinary Shares

In connection with the restructuring discussed in note 1, the Company issued 1,000,000,000 ordinary shares to the owners of Trina China in exchange for the transfer of their interests in Trina China. Accordingly, the registered capital of Trina China was eliminated through a corresponding increase in the par value of ordinary shares of $10,000 and the balance included in additional paid-in capital. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. As of September 30, 2006, 1,000,000,000 ordinary shares were outstanding.

12. Share-based Compensation

In March 2006, prior to the restructuring of the Company as disclosed in note 1, Mr. Jifan Gao, a shareholder and founder of the Company, and Ms. Chunyan Wu, wife of Mr. Jifan Gao transferred certain beneficial interests in the Company to certain employees of the Company for their past services through transfer of approximately 29% ownership interest in Perseverance International Investment Limited (“Perseverance”), a shareholder of the Company, which is controlled by Ms. Wu. The transfer of Perseverance shares was made for no consideration. Perseverance was established for the sole purpose of holding a portion of equity interest in the Company and is not engaged in any other business. On the date of the grant, the Company was a shell company and as such, there was no value attributable to the interest transferred. As discussed in Note 1, the Company acquired all the equity interests in Trina China in May 2006. This restructuring transaction resulted in a new measurement date for the beneficial interests previously granted to these employees. As such, the Company recorded a compensation charge of $2,288,116, which was based on approximately 29% of the aggregate fair value of 106,400,000 ordinary shares of the Company held by Perseverance, or 0.0710 per share on the new measurement date.

The fair value of the ordinary shares was based upon the May 2006 issuance of Series A Preferred Shares. Based on the consideration paid for the Series A preferred shares, we determined an overall equity of approximately $107 million for our company after the transaction. The interest in the equity value of the Company includes both preferred shares and ordinary shares. The fair value of the equity interest was allocated to preferred shares using the option pricing method. The fair value of the ordinary shares was calculated as the residual, or total equity value less the fair value of the preferred shares. Under the option pricing method, the Company treated the preferred shares as a call option on the Company’s equity value, with the exercise price based on the liquidation preference of the preferred shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the strike price of the option, risk free interest rates, and the volatility of the Company. Because the Company is a private company, the Company approximates volatility using the historical volatility of comparable publicly traded companies. The significant assumptions used in the Black-Scholes model include: expected life of 8 months; risk-free interest rate of 3.8%; volatility of 29.9%; and no dividend yield. Based on this methodology, we calculated the residual fair value of our our ordinary share to be $0.0710 per share.

On July 24 and August 10, 2006, the Company issued 45,725,760 shares to certain officers and employees at $0.00001 par value with a fair value of $0.1096 as of the grant date. The shares are subject to repurchase by the Company and can be released from the repurchase in the amount of 1/5 per annum on the anniversary of the grant date until 2011 for as long as the officer or employee is employed with the Company.

A summary of the restricted share activity is as follows:

	Number of shares	Weighted average grant date fair value
		$
January 1, 2006	—	—
Granted	45,725,760	0.1096

Restricted shares outstanding as at September 30, 2006	45,725,760	0.1096

The fair value of the ordinary shares for both our July 24 and August 10, 2006 restricted shares grants was based on a retrospective valuation conducted by an independent third party. This valuation used a combination of a market approach with a 60% weighting and an income approach with a 40% weighting in order to derive the equity value of the Company. The valuation model then allocated the equity value between the ordinary shares and the preference shares in a manner consistent with that of our May 2006 valuation described above. The significant assumptions used in the Black-Scholes model included: expected life of 3.7 months; risk-free interest rate of 3.8%; no dividend yield; and volatility of 65.8%. Based on this methodology, we calculated the residual fair value of our ordinary shares to be $0.1096 per share.

13. Other Expenses

	Nine months ended September 30,
	2005	2006
	$	$
Donations	—	(37,455)
Loss on disposal of fixed assets	—	(20,524)
Others	(4,693)	(26,969)

	(4,693)	(84,948)

14. Tax Expenses

	Nine months ended September 30,
	2005	2006
	$	$
Current tax expense	181,844	1,938,989
Deferred tax expense	(13,224)	(678,195)

	168,620	1,260,794

Trina is a tax exempted company incorporated in the Cayman Islands.

Trina China is a foreign invested enterprise located in Changzhou, Jiangsu Province and was recognized as a high technology enterprise. Our enterprise income tax rate is derived from the standard enterprise income tax rate of 24% for this district, reduced for applicable exemptions.

In accordance with the tax legislations applicable to foreign investment enterprises (“FIE”), we are entitled to exemptions from PRC enterprise income tax for the two years commencing from our first profit-making year of operations, after offsetting all unexpired tax losses carried forward from previous years, and thereafter, entitled to a 50% relief from PRC enterprise income tax for the next three years (the “Tax Exemption”). 1999 was the first year we commenced benefiting from the Tax Exemption. In 2004, we were granted a further three year extension in the 50% relief from PRC enterprise income tax of 24%. As a result, Trina China was subject to preferential enterprise income tax rates of 12% in 2005 and 2006.

Reconciliation between the provision for income tax computed by applying the applicable enterprise income tax rate of 24% the income before income taxes and the actual provision of income tax.

	Nine months ended September 30,
	2005	2006
Applicable enterprise income tax rate	24.0%	24.0%
Unbenefited losses	—	—
Benefit of tax holiday	(11.8%)	(15.9%)
Expenses not deductible for tax purpose (Settled in end of year)	0.7%	4.4%

	12.9%	12.5%

Tax exemption and tax relief granted to us amounts to nil and nil per share for nine months ended September 30, 2005 and 2006, respectively.

The principal components of our deferred income tax assets are as follows:

September 30, 2006
$
Deferred tax assets:
Bad debts provision	175,384
Inventory provision	14,534
Advance to suppliers	343,467
Timing of revenue recognition	99,599
Accrual of expenses	174,000
Warranty provision	247,356

Total deferred tax assets	1,054,340
Valuation allowance on deferred tax assets	(343,467)

Net deferred tax assets	710,873

Analysis as:
Current	544,097
Non-current	166,776

15. Distribution of Profit

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of Trina China, we are required to maintain two statutory reserves, (collectively, “PRC statutory reserves”): a general reserve fund and a staff welfare and bonus fund which is non-distributable.

Appropriations to such reserves are made out of net profit after taxation of Trina China. Trina China is required to transfer 10% of its profit after taxation, as reported in our PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of our registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. Trina China is also required to allocate a portion of its net profit after taxation to its staff welfare and bonus fund, which may not be distributed to its equity owners. However, the amount to be allocated to the staff welfare and bonus fund is at the sole discretion of the board of directors. PRC regulations currently permit payment of dividends only out of Trina China’s accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer a portion of net profit to us in the form of dividends.

The amount of the non-distributable general reserve fund was $506,367 as at September 30, 2006. The amount of the welfare fund and bonus fund was Nil as at September 30, 2006 as Trina China elected not to make any appropriations to this fund.

The amount that is not subject to restrictions, and which may be transferred from Trina China in the form of dividends, loans or advances, is $9,901,946 as at September 30, 2006.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer the registered capital and general reserve fund to the Company in the form of dividends, loans or advances and the restricted portion amounted to approximately $40,686,473 as of September 30, 2006.

16. Related Party Transactions and Balances

Related party balances

The amounts due to related parties ($5,334,316 and nil for September 30, 2006 and 2005, respectively) include cash advances of $5,149,709 from Changzhou Tianhe Investment Co., Ltd. and Changzhou Wujin Nanfang Bearing Co. Ltd., former shareholders of Trina China and a guarantee fee of $184,607 payable to Jiangsu Jiuzhou Investment Group Co., Ltd. These cash advances are unsecured, interest-free and have no fixed repayment terms.

Related party transactions

Our long-term bank loans of $5,057,721 as of September 30, 2006 were guaranteed by Changzhou Fulai Property Development Co., Ltd., a company controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, directors and beneficial shareholders of Trina, for consideration of $257,648 recorded as interest expenses for the nine month period ended September 30, 2006.

The Company obtained short-term financing from Changzhou Fulai Property Development Co., Ltd., a related party controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, beneficial shareholders of the Company, and Jiangsu Jiuzhou Investment Group Co., Ltd., a related party controlled by Mr. Canfang Liu. The amount and the period of short-term financing range from RMB8 million to RMB20 million and from 4 days to 34 days, respectively. Interest was charged at 7.2% per annum in a total amount of $20,335 recorded as interest expenses for the nine months ended September 30, 2006. The amounts including the interest were fully repaid prior to September 2006.

In connection with the restructuring of Trina in 2006, certain of the former equity holders of Trina China may be subject to income tax on capital gain while transferring their equity interest in Trina China to Trina. Trina or Trina China may be subject to withholding obligation with respect to the income tax on their capital gains. These former equity holders of Trina China have provided indemnity to the Company against such withholding obligations or liabilities due to or imposed by the PRC tax authority arise by the restructuring.

17. Commitments and Contingencies

a) Capital commitments

September 30, 2006
$
Commitments to purchase Property, plant and equipment	14,901,173

Commitments to purchase property, plant and equipment as at September 30, 2006 relate to machinery associated with expansion of our solar module business

b) Operating lease commitments

We have operating lease agreements principally for our office properties in the PRC. These leases have expired by September 30, 2006 and were not renewed. Our rental expense was $25,788 and $2,292 for the nine months ended September 30, 2005 and 2006 respectively.

c) Contingencies

As of December 31, 2005, we were contingently liable to the local government with respect to accumulated under-payment of social insurance and employee welfare benefits which are estimated to be $94,894 and have been recognized as a liability by the Company. Subsequently in 2006, we have settled with the local government authority in relation to the outstanding payments and indicated that no further penalty would be charged to the Company. However, the Company might still be subject to fines or penalty for not the underpayment in the past. Mr. Jifan Gao has agreed to indemnify us against any future loss or penalty for such past non-compliance.

As of December 31, 2005, we were contingently liable to the local government for commencing construction of new buildings without acquiring all required construction and environmental permits. Subsequently in 2006, we have obtained all of the outstanding permits. However, the Company might still be subject to fines or penalties for the past non-compliance. Mr. Jifan Gao has agreed to indemnify us against any future economic loss or penalty as a result of such non-compliance.

In connection with the restructuring of Trina in 2006, certain former shareholders of Trina China may be subject to income tax on capital gains from transferring their equity interests in Trina China to Trina. Trina or Trina China may be subject to withholding obligations with respect to the income tax on capital gains. These former shareholders of Trina China have provided indemnity to the Company against such withholding obligations or liabilities due to or imposed by the PRC tax authority that may arise out of the restructuring.

18. Segment Information

Prior to electing to discontinue our aluminum siding business, the Company was operating in three operating segments, namely solar modules, aluminum siding and system integration. Upon the election to discontinue the aluminum siding business we have been operating our business under the two remaining segments. We have retroactively reclassified all of the segment activity to reflect our current segment structure.

Our solar module operations comprises the production of monocrystalline silicon ingots and wafers, from which solar cells are fabricated, and the subsequent assembly and marketing of solar modules, which are panels packed with interconnected solar cells that convert sunlight into electricity.

Our system integration operations comprise the design, installation and testing of interconnected solar modules with system components such as batteries and inverters, to produce and reserve electricity (“PV systems”). Our system integration operations principally occurred in 2002 and 2003 when we designed, installed and tested 40 PV systems in Tibet.

The following tables summarize the selected revenue, expense and balance sheet information for each operating segment:

Nine Months ended September 30, 2005	Solar Modules	System Integration	Non-allocated	Total
	$	$	$	$
Revenue from external customers	11,405,207	—	—	11,405,207
Interest revenue	—	—	9,229	9,229
Interest expenses	—	—	305,851	305,851
Depreciation and amortization	187,271	—	—	187,271
Income from continuing operations before income taxes	1,305,105	—	—	1,305,105
Income tax expense	—	—	168,620	168,620
Net income (loss) from continuing operations after taxes before minority interest	1,305,105	—	(168,620)	1,136,485
Total assets	27,257,300	—	—	27,257,300

Nine Months ended September 30, 2006	Solar Modules	System Integration	Non-allocated	Total
	$	$	$	$
Revenue from external customers	75,733,277	—	—	75,733,277
Interest revenue	—	—	138,889	138,889
Interest expenses	—	—	1,068,169	1,068,169
Depreciation and amortization	865,100	—	—	865,100
Income from continuing operations before income taxes	10,047,413	—	—	10,047,413
Income tax expense	—	—	1,260,794	1,260,794
Net income (loss) from continuing operations after taxes before minority interest	10,047,413	—	(1,260,794)	8,786,619
Total assets	111,053,155	—	—	111,053,155

The following table summarizes our net revenues generated from different geographic locations:

	Nine months ended September 30,
	2005	2006
	$	$
Europe:
— Germany	11,295,357	46,297,730
— Others	—	21,030,808

Europe Total	11,295,357	67,328,538
Others	109,850	8,404,739

Total net revenues	11,405,207	75,733,277

All the identifiable assets of the Company are located in the PRC.

19. Major Customers

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Nine months ended September 30,
	2005	2006
	$	$
Company A	2,657,967	—
Company B	1,857,759	—
Company C	1,369,148	—
Company D	—	14,526,217
Company E	—	11,897,694
Company F	—	9,707,684
Company G	—	8,683,203
Company H	—	7,717,931

The accounts receivable from the three customers with the largest receivable balances represent 73% and 100% at September 30, 2006 and September 30, 2005, respectively.

20. Subsequent Event

In October and November 2006, the Company received an aggregate of approximately $4.9 million from certain former equity owners of Trina China in connection with the Company’s restructuring process, which was initiated in April 2006 and disclosed in Note 1 to the consolidated financial statements.

Through and including January 12, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,300,000 American Depositary Shares

Trina Solar Limited

Representing 530,000,000 Ordinary Shares

PROSPECTUS

Merrill Lynch & Co.

Merrill Lynch & Co.	Cowen and Company

CLSA Asia-Pacific Markets

December 18, 2006